AVANOS

2024

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS,

PROXY STATEMENT AND 2023 ANNUAL REPORT



20

24

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

AND PROXY STATEMENT



 April 25, 2024
9:00 a.m. Eastern Time

 Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004

COMPANY OVERVIEW

Avanos Medical, Inc. is a medical technology company focused on delivering clinically superior breakthrough medical device solutions to improve patients' quality of life. Headquartered in Alpharetta, Georgia, Avanos is committed to addressing some of today's most important healthcare needs, such as delivering nutrition to patients from the hospital to home and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market clinically superior solutions globally.

Our Two Product Portfolios

DIGESTIVE HEALTH	PAIN MANAGEMENT AND RECOVERY
• Comprised of digestive health products focused on improving patient outcomes and increasing patient safety.	• Comprised of acute pain products and interventional pain solutions focused on improving patient outcomes and reducing opioid usage.
• Avanos has market-leading positions and clinically preferred solutions across its key product offerings, with a strong brand portfolio.	• Avanos is a leader in non-opioid pain therapies.

DIGESTIVE HEALTH
A VITAL LIFELINE FROM HOSPITAL TO HOME



NEOMED*

Specialized feeding and medication dosing products for neonatal and pediatric patients.



CORTRAK*2

Short-term feeding market leader delivering guided nasal gastric feeding tube placement.



MIC-KEY*

Long-term feeding market leader with low-profile, balloon-retained gastrostomy feeding tubes.

PAIN MANAGEMENT & RECOVERY
GETTING BACK TO LIFE



TriVisc
GenVisc850

Multi-regimen hyaluronic acid treatment relieving mild-to-moderate knee pain.



COOLIEF
Cooled Radiofrequency Treatment

Cooled and standard radiofrequency nerve ablation for thermal treatment of chronic pain.



ON-Q*
PAIN RELIEF SYSTEM

Non-opioid post-surgical pain relief infusion pumps and accessories.



AmbIT*

Electronic ambulatory infusion pumps for various infusion therapy needs.



GAME READY.

Market-leading provider of cold and compression therapy systems.

AVANOS

Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004

MESSAGE FROM OUR CEO

March 15, 2024



FELLOW STOCKHOLDERS,

It is my pleasure to invite you to the 2024 Annual Meeting of Stockholders of Avanos Medical, Inc. (the "Company"). The meeting will be held on Thursday, April 25, 2024, at 9:00 a.m. Eastern Time at the Company's headquarters, located at 5405 Windward Parkway, Alpharetta, Georgia 30004.

At the Annual Meeting, stockholders will be asked to:

- Elect the five directors named in the proxy statement for a one-year term;
- Ratify the appointment of the Company's independent auditors for 2024;
- Approve on an advisory basis the compensation of the Company's named executive officers; and
- Take action upon any other business that may properly come before the meeting or any adjournments of the meeting.

These matters are fully described in the accompanying Notice of Annual Meeting and proxy statement.

Your vote is important. Regardless of whether you plan to attend the Annual Meeting, we urge you to vote your shares as soon as possible. You may vote using the included proxy card by completing, signing and dating it, and then returning it by mail. You may also vote your shares online over the internet or by using the telephone by following the instructions set forth on the proxy card. Additional information about voting your shares is included in the proxy statement.

Sincerely,

Joseph F. Woody

Joseph F. Woody
Chief Executive Officer

AVANOS MEDICAL, INC. NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on April 25, 2024

 **WHEN**
Thursday, April 25, 2024
9:00 a.m. Eastern Time

 **WHERE**
Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004

 **RECORD DATE**
Stockholders of record at the close of business on March 1, 2024 are entitled to notice of and to vote at the Annual Meeting

Matters to be Voted on at the Annual Meeting

Proposals

1 To elect as directors the five nominees named in the accompanying proxy statement for a one-year term;

2 To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for 2024;

3 To approve on an advisory basis the compensation of the Company's named executive officers; and

4 To take action upon any other business that may properly come before the meeting or any adjournment of the meeting.

Stockholders of record at the close of business on March 1, 2024 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. To attend the Annual Meeting in person, please register by following the instructions on page 13.

Regardless of whether you plan to attend the Annual Meeting, we urge you to vote your shares as soon as possible. You may vote online over the internet, by using the telephone or by signing dating and returning the enclosed proxy card. You may revoke your proxy and vote your shares at the meeting if you would like to do so.

If you own shares in a brokerage account, your broker cannot vote your shares for Proposals 1, 3 or 4 unless you provide voting instructions to your broker. It is important that you exercise your right as a stockholder and vote on all the Proposals.

By Order of the Board of Directors.

Mojirade James (signature)

Mojirade James
Senior Vice President, General Counsel and Secretary

March 15, 2024

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 25, 2024

This proxy statement, along with a proxy card and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, are available at **www.proxyvote.com**.

PROXY STATEMENT

Table of Contents

2024 PROXY STATEMENT SUMMARY

This summary represents only selected information. You should review the entire proxy statement before voting. Except where the context otherwise requires, all references herein to "we," "us," "our," "Avanos" or the "Company" refer collectively to Avanos Medical, Inc., a Delaware corporation, and its consolidated subsidiaries.

Avanos Medical, Inc. 2024 Annual Meeting of Stockholders



WHEN

Thursday, April 25, 2024
9:00 a.m. Eastern Time



WHERE

Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004



RECORD DATE

Stockholders of record at the close of business on March 1, 2024 are entitled to notice of and to vote at the meeting

MATTERS TO BE VOTED ON AT THE ANNUAL MEETING

	Proposal	Description	Board Recommendation	See page
1.	Election of Directors	Election of Gary D. Blackford, Dr. Lisa Egbuonu-Davis, Patrick J. O'Leary, Dr. Julie Shimer and Joseph F. Woody to serve a one-year term expiring at the 2025 Annual Meeting of Stockholders	**FOR** all five nominees	23
2.	Ratification of Appointment of Auditors	Ratification of the appointment of Deloitte & Touche LLP as our independent auditors for 2024	**FOR**	33
3.	Say-on-Pay	Stockholder advisory vote on the compensation of our named executive officers	**FOR**	36
4.	Other Matters	Action upon any other business that may properly come before the meeting or any adjournments of the meeting	**FOR**	

This proxy statement and the proxy card are first being given to stockholders on March 15, 2024.

 **PROPOSAL 1. ELECTION OF DIRECTORS**

Summary information about the five nominees for director is set out below. John P. Byrnes, who has served as a director since 2014, is not up for re-election at the 2024 Annual Meeting. We thank John for his years of dedicated service and for his significant contributions to Avanos.

✓ **Our Board of Directors (the "Board") unanimously recommends that stockholders vote FOR the election of each of these nominees.**

Name and Experience	Committee Roles	Independent	Experience Highlights
 **Gary D. Blackford** **Chairman of the Board** • Former Chairman and CEO, Universal Hospital Services	• Compensation Committee (Chair)	✓	• Executive leadership as chief executive officer • Financial literacy and experience in finance • Knowledge of, and experience in, the healthcare industry • International experience • Governance and public company board experience
 **Dr. Lisa Egbuonu-Davis** • Former Vice President, Medical Innovations, DH Diagnostics, a division of Danaher Corporation	• Compliance Committee • Governance Committee	✓	• Knowledge of, and experience in, the healthcare industry • Strategic and operational expertise in the medical and public health sector • Medical product development, research and commercialization experience • Governance and public company board experience
 **Patrick J. O'Leary** • Former Executive Vice President and CFO, SPX Technologies, Inc.	• Audit Committee (Chair) • Compensation Committee	✓	• Executive leadership as chief financial officer • Financial literacy and experience in finance • International experience • Governance and public company board experience
 **Dr. Julie Shimer** • Former CEO and director, Welch Allyn, Inc.	• Governance Committee (Chair) • Audit Committee • Compensation Committee	✓	• Executive leadership as chief executive officer • Knowledge of, and experience in, the healthcare industry • International experience • Governance and public company board experience
 **Joseph F. Woody** • Chief Executive Officer of Avanos Medical, Inc.			• Executive leadership as our chief executive officer • Knowledge of, and experience in, the healthcare industry • Significant acquisition and integration experience • International experience • Public company board experience

ΔVΔNOS

▲ PROPOSAL 2. RATIFICATION OF APPOINTMENT OF AUDITORS

For 2024, the Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm to audit our financial statements. The Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent auditors is in the best interests of the Company and its stockholders.

 **The Board of Directors unanimously recommends voting FOR the ratification of the appointment of Deloitte as our independent auditors for 2024.**

▲ PROPOSAL 3. SAY-ON-PAY

In recent years, Avanos management has engaged with our stockholders, listened to constructive feedback and, in consultation with our Compensation Committee's independent compensation consultant, made changes to our executive compensation program. We believe those changes resulted in a compensation program in 2023, including as applied to our named executive officers, that appropriately incentivizes management, reflects the objective of pay-for-performance, and is generally aligned with our overall business strategy, values and management initiatives. The Compensation Committee believes that the Company's executive compensation program is also aligned with stockholder interests.

 **The Board of Directors unanimously recommends a vote FOR approval on an advisory basis of the compensation paid to our named executive officers.**

HOW TO VOTE

Shareholders of Record

Have your proxy card in hand and follow the instructions.

📱	**BY TELEPHONE**	Dial toll-free, 24/7 1-800-690-6903
☁	**BY INTERNET**	Visit, 24/7 **www.proxyvote.com**
✉	**BY MAIL**	Complete, date and sign your proxy card and send by mail in the enclosed postage-paid envelope
💻	**IN PERSON**	Attend the Annual Meeting and cast your ballot

The deadline to vote by phone or electronically is 11:59 p.m. Eastern Time on April 24, 2024. If you vote by phone or internet, you do not need to return a proxy card.

Beneficial Owners

If you are a beneficial owner and your shares are held in "street name" by a bank, broker or other nominee, you should follow the instructions provided to you by that firm.

Although most banks and brokers now offer voting by mail, telephone and internet, availability and specific procedures will depend on their voting arrangements.

BOARD OF DIRECTORS OVERVIEW

Set out below is summary information about our Board and its Committees. John P. Byrnes, who has served as a director since 2014, is not up for re-election at the 2024 Annual Meeting. We thank John for his years of dedicated service and for his significant contributions to Avanos.

As of the Annual Meeting, a vacancy will exist on the Board. The Company has commenced a search for another independent individual to fill such vacancy.

Director and Principal Occupation	Age	Director Since	Independent	Audit	Compensation	Compliance	Governance
Gary D. Blackford ⭐ Former Chairman and CEO, Universal Hospital Services	66	2014	✓		C		
John P. Byrnes Former Chairman and CEO, Lincare Holdings, Inc.	65	2014	✓	🧍		C	🧍
Dr. Lisa Egbuonu-Davis Former Vice President, Medical Innovations, DH Diagnostics, a division of Danaher Corporation	66	2023	✓			🧍	🧍
Patrick J. O'Leary Former Executive Vice President and CFO, SPX Technologies, Inc.	66	2014	✓	C 🖩	🧍		
Julie Shimer, Ph.D. Former CEO, Welch Allyn, Inc.	71	2014	✓	🧍	🧍		C
Joseph F. Woody	58	2017					
Number of meetings in 2023			Board — 8	4*	5	4*	4

⭐ Chairman of the Board   C Committee Chair   🧍 Committee Member   🖩 Audit Committee financial expert

*   Includes two joint meetings of the Audit and Compliance Committees.



Board Gender Diversity

33.3% women

2 / 4



Board Independence (NYSE Standards)

Our CEO   1

83.3% Independent

5



Director Age

- Average age 65.3 years
- Median age 66 years

50 - 59 YRS	60 - 70 YRS	71 - 75 YRS
▲	▲ ▲ ▲	▲
16.7%	66.6%	16.7%

Environmental, Social and Governance (ESG) and Other Corporate Governance Highlights

We believe there is a direct connection between good ESG practices and sustained business success, and we believe it is important to uphold sound ESG practices.

Corporate Citizenship

Being a good corporate citizen means that our care extends beyond the patients who benefit from our products. Our culture is based on a commitment to operating ethically and responsibly and to complying with all applicable laws and regulations around the world. We partner with suppliers that mirror our integrity by offering quality products, while also focusing on operating safely and sustainably.

Our commitment to corporate citizenship is reflected in our strong stand on opioid abuse — an epidemic with far-reaching societal effects. Avanos is committed to helping reduce and eliminate opioid abuse by offering alternate methods of pain relief. We believe that by living our values and working collaboratively, we will achieve our vision of being the best at getting patients back to the things that matter.

Our Compliance Committee oversees the Company's ESG and corporate citizenship policies, programs and initiatives, as well as ESG risks. Highlights of our commitment to ESG are described below.

Environmental. Striving for clean air, clean water and a healthy environment is fundamental to the way we manufacture our products. We closely track and report metrics related to waste management, emissions, energy usage and regulatory activity in all our facilities and buildings.

Our key environmental priorities are focused on: (i) reducing waste, including through recycling and minimizing scrap in our production processes; (ii) tracking and managing Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) emissions from electricity and other energy generated offsite or purchased by Avanos; and (iii) measuring and managing water usage for our manufacturing and general business operations.

As a result of our monitoring efforts, our total waste output was reduced by 12% in 2023, and our total GHG emissions declined by 3%. Although water is not utilized in many Avanos processes, we track the water that is used to its discharge destination. Where we use processed water at our facilities, effluent water is returned in accordance with applicable guidelines.

Our product packaging helps ensure the quality and safe delivery of our products to customers around the world. In designing product packaging, we seek to optimize patient safety and customer ease of use, while also meeting environmental, sterilization and supply chain needs. We incorporate sustainable packaging considerations early in the product design process to balance environmental concerns with the need to protect product quality and transport products efficiently and economically.

Social. The Avanos Code of Conduct provides guidance for dealing with our customers, suppliers, employees, competitors and the public with integrity and in an ethical and appropriate manner.

We respect international social compliance principles aimed at promoting and protecting human rights. We integrate human rights into our direct and contracted operations. These values are formalized in the Avanos Human Rights in Employment Policy and Instructions, which aligns with the goals of several international standards, including the International Labor Organization's Declaration on Fundamental Principles and Rights at Work.

Avanos also promotes human rights in its supply chain through its Supplier Social Compliance Standards, which are designed to identify, prevent, mitigate and account for human rights violations, with a focus on countries at high risk for human rights abuses. We strive to do business with suppliers that share our values of quality, service and fair dealing, and our commitment to being a responsible corporate citizen. In selecting new suppliers, Avanos uses a multi-level due diligence process that involved surveys, reviews of supplier policies and procedures, and background/reference checks.

ΔVΔNOS

Governance. We believe that good governance is integral to achieving long-term value for all our stakeholders. The governance best practices we follow are summarized in the table below.

GOVERNANCE BEST PRACTICES

- ✓ Separate Chairman and CEO roles
- ✓ 5 of our 6 directors are independent, including all members of our Audit, Compensation, Governance and Compliance Committees
- ✓ Board has responsibility for risk oversight
- ✓ Independent directors regularly meet without management present

- ✓ Board is diverse in age, gender, skills and experience
- ✓ Two of our directors are women, including one who is African American.
- ✓ Active stockholder engagement
- ✓ Periodic review of long-term management development and succession plans

Diversity, Equity and Inclusion. Avanos' commitment to diversity, equity and inclusion ("DE&I") supports the Company's goal of achieving success as we continue to grow our business and develop our workforce. In 2021, we established a DE&I Council comprised of employee volunteers from across the Company. In 2023, we took the next significant step forward in our DE&I journey by transitioning the DE&I Council leadership from a volunteer organization to an official responsibility of our Human Resources (HR) organization. This transition was not just a change in structure; it was a strategic move to continue to elevate DE&I as a central element of our mission to deliver breakthrough medical device solutions to improve quality of life through a diverse and inclusive workforce. We believe this change will help us become a stronger, more inclusive, and more innovative company by further enhancing our:

- **Cultural Transformation.** With DE&I embedded in HR, we believe we are better positioned to foster a culture where every employee feels valued, respected and empowered to contribute their best.
- **Talent Attraction and Retention.** By integrating DE&I into HR, we send a strong message to both employees and potential hires that Avanos is committed to providing an inclusive and equitable workplace where diverse perspectives are not just welcomed but celebrated.
- **Ability to Drive a Positive Impact.** Incorporating DE&I into the HR function enables us to guide our managers more effectively toward change and equip them with the training and educational resources they need to drive a positive impact within their teams and across the organization.

Set out below are key 2023 DE&I statistics for Avanos.

2 of 5	31%	46%	32%
executive officers are ethnically diverse, including 1 woman	of global director level and above employees are women	of global salaried employees are women	of U.S. salaried employees are ethnically diverse

Health and Safety. Avanos takes its commitment to the ongoing health and safety of its employees seriously. In addition to offering a comprehensive health and benefits package (including medical, dental and vision care; flexible spending accounts for health care; life, accidental death and disability insurance; and paid time off), we sponsor a variety of wellness initiatives, including an Employee Assistance Program, health assessments, and Company-sponsored challenges that foster healthy habits. In addition, employees at our administrative offices generally follow a hybrid model that combines working in the office and working from home.

We are committed to protecting our employees everywhere we operate. We identify potential risks associated with workplace activities to develop measures to mitigate possible hazards. In addition, we support employees with safety training and put specific programs in place for those working in potentially hazardous environments. In 2023, we had zero OSHA recordable incidents.

Employee Engagement and Retention.

We believe that employees who are engaged in their roles, treated as partners in the business and recognized for their efforts are more satisfied and productive. We foster employee engagement through an employee recognition program and ongoing, two-way communications, including videos and podcasts, that allow employees to engage with and hear directly from members of the executive team. In addition, we support our employees' development through our Education Assistance Policy, which enables employees to receive tuition reimbursement for qualifying coursework.

We have implemented a multi-tiered employee retention strategy, the key elements of which include: (i) enhanced compensation and rewards for key employees, expanded benefits and more flexible work arrangements; (ii) fostering greater employee engagement through initiatives such as peer-to-peer coaching, internal promotions, a leadership development program and increased executive outreach; and (iii) recognizing employees for their efforts through a variety of awards, spotlights and appreciation events.

Executive Compensation Highlights

Pay-for-performance is a key objective of our compensation program. Consistent with that objective, performance-based compensation constituted a significant portion of our named executive officers' total direct annual compensation for 2023. To further align the financial interests of our executives with those of our stockholders, a majority of our executives' total direct annual compensation for 2023 was performance-based.



*   Percentage of 2023 target equity grant value.

COMPENSATION PRACTICES AND POLICIES

The design principles for our executive compensation program are intended to protect and promote the interests of our stockholders.

WHAT WE DO	WHAT WE DON'T DO
⊘ Pay for performance	⊗ No employment contracts
⊘ Cap short-term and long-term incentive payments at reasonable levels	⊗ No excise tax gross-up on change-in-control payments
⊘ Utilize an independent compensation consultant retained by the Compensation Committee	⊗ No repricing of underwater options without stockholder approval
⊘ Require that change-in-control agreements contain a double-trigger severance requirement	⊗ No payment of dividends on unearned long-term incentives
⊘ Utilize an independent compensation consultant retained by the Compensation Committee	⊗ No executive officer hedging or pledging transactions involving Company stock
⊘ Require the Company to clawback incentive-based compensation erroneously paid to our executive officers in the event of an accounting restatement	⊗ No excessive perquisites provided to executives
⊘ Perform an annual compensation risk assessment	
⊘ Maintain stock ownership guidelines	

INFORMATION ABOUT THE ANNUAL MEETING

On behalf of the Board of Directors of Avanos Medical, Inc., we are soliciting your proxy for the 2024 Annual Meeting of Stockholders.



WHEN
Thursday, April 25, 2024
9:00 a.m. Eastern Time



WHERE
Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004



RECORD DATE
Stockholders of record at the close of business on March 1, 2024 are entitled to notice of and to vote at the Annual Meeting

At the Annual Meeting, the stockholders will vote on the following matters:

Proposals		
1 To elect as directors the five nominees named in this proxy statement for a one-year term;	**3** To approve on an advisory basis the compensation of our named executive officers; and	
2 To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for 2024;	**4** To take action upon any other business that may properly come before the meeting or any adjournment of the meeting.	

 **Our Board of Directors recommends that you vote your shares FOR the nominees in Proposal 1 and FOR each of Proposals 2, 3 and 4.**

How We Provide Proxy Materials

We began providing our proxy statement and form of proxy to stockholders on March 15, 2024.

As permitted by rules of the Securities and Exchange Commission ("SEC"), we are making this proxy statement and our 2023 Annual Report available to many of our stockholders via the internet rather than by mail. This reduces printing and delivery costs and supports our sustainability efforts. You may have received in the mail a "Notice of Electronic Availability" explaining how to access this proxy statement and our 2023 Annual Report on the internet and how to vote online. If you received this Notice but would like to receive a paper copy of the proxy materials, you should follow the instructions contained in the Notice for requesting these materials.

Who May Vote

If you were a stockholder of record at the close of business on March 1, 2024, you are eligible to vote at the Annual Meeting. Each share of our common stock that you own entitles you to one vote. Shares may not be voted cumulatively.

As of the record date, 46,204,099 shares of common stock were outstanding.

If your shares are held by a bank or brokerage firm, you are considered a "beneficial owner" of the shares held in "street name." If your shares are held in street name, your bank or brokerage firm (the record holder of your shares) forwarded to you these proxy materials, along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" matters but it will not be permitted to vote your shares with respect to "non-routine" matters. In the case of non-routine matters, your shares will be considered "broker non-votes" on those proposals.

ΛVΛNOS

How to Vote

If you are the record holder of your shares as of the record date, you may vote by using the telephone or internet, by completing and returning the enclosed proxy card by mail, or by voting at the Annual Meeting.

To vote by telephone or internet, see the instructions on the proxy card and have the proxy card available when you place your telephone call or access the internet website. To vote your proxy by mail, mark your vote on the proxy card, then follow the instructions on the card to return it by postage-prepaid mail.

If your shares are held in street name, please follow the instructions on the voting instruction card to vote your shares.

If you are the record holder of your shares and you attend the Annual Meeting, you may vote at that time. Beneficial owners of shares held in street name who wish to vote at the Annual Meeting will need to obtain a power of attorney or proxy from their record holder to do so.

If you return a completed and properly signed proxy card prior to the meeting, or if you vote by telephone or internet prior to the meeting, the persons named as proxies on the proxy card will vote your shares according to your directions. The voting results will be certified by independent Inspectors of Election.

If you are a stockholder of record and you sign and return your proxy card, or if you vote by using the telephone or internet, but you do not specify how you want to vote your shares, the persons named as proxies on the proxy card will vote your shares as follows:

- **FOR** the election of the five directors named in this proxy statement;

- **FOR** ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors for 2024; and

- **FOR** approval on an advisory basis of the compensation of our named executive officers.

If any other matters are properly presented at the Annual Meeting for consideration, the persons named as proxies on the proxy card will vote as recommended by the Board of Directors or, if no recommendation is given, in their discretion.

How to Revoke or Change Your Vote

If you are a stockholder of record, there are several ways to revoke or change your vote:

- Mail a revised proxy card or a written notice of revocation with a later date to the Corporate Secretary of the Company. The revised proxy card or notice of revocation must be received by close of business on April 24, 2024. Use the following address:

 Avanos Medical, Inc.
Attn: Corporate Secretary
5405 Windward Parkway
Suite 100 South
Alpharetta, GA 30004

- Use the telephonic voting procedures or internet voting website. The revocation or change must be completed by 11:59 p.m. Eastern Time on April 24, 2024.

- Attend the Annual Meeting and vote. Please note that attendance at the Annual Meeting will not revoke a proxy if you do not actually vote at the meeting.

If you hold your shares in street name, the above options for changing your vote or revoking your instructions do not apply and you must follow the instructions received from your bank or broker to change your vote or revoke your proxy.

Votes Required

There must be a quorum to conduct business at the Annual Meeting, which is established by having a majority of the outstanding shares of our common stock present in person or represented by proxy at the Annual Meeting. If you vote, your shares will be included in the number of shares to establish the quorum. Abstentions (or "Withhold" votes for the election of directors) or proxy cards returned without voting instructions and broker non-votes will be counted as present for the purpose of determining whether the quorum requirement is satisfied.

	Proposal	Voting Policy
1	Election of directors	Plurality plus
2	Ratification of appointment of auditors	Affirmative vote of a majority of the shares present and entitled to vote
3	Say-on-Pay	Affirmative vote of a majority of the shares present and entitled to vote

ELECTION OF DIRECTORS

The Company has a "plurality-plus" voting policy for directors in uncontested elections. Under our "plurality-plus" voting policy, if any nominee for director receives a greater number of votes "withheld" than votes "for" such nominee in an uncontested election, he or she will promptly tender his or her resignation. The Governance Committee, without the participation of the director who tendered his or her resignation, will then take action to accept or reject the director's resignation and submit its recommendation to the full Board of Directors. The full Board of Directors, without the participation of the director who tendered his or her resignation, will accept or reject the resignation within 90 days of the certification of the election results and, if it chooses not to accept the resignation, will promptly disclose its decision in a Current Report on Form 8-K or other filing with the SEC. Further details about our "plurality plus" policy are included in our Corporate Governance Policies, which are available in the Investors section of our website at **www.avanos.com.**

OTHER PROPOSALS OR MATTERS

Approval of other matters at the Annual Meeting requires the affirmative vote of a majority of shares that are present at the Annual Meeting (in person or by proxy) and entitled to vote on the proposal.

If you are a stockholder of record and you do not sign and return a proxy card or vote by telephone or over the internet, your shares will not count toward the quorum requirement and will not affect the outcome of any proposal at the Annual Meeting.

How Withhold Votes and Abstentions Will Be Counted

ELECTION OF DIRECTORS

"Withhold" votes for the election of directors will be counted for the purpose of determining the presence of a quorum and the number of votes cast and, in effect, as votes "against" a nominee.

OTHER PROPOSALS

Abstentions will be counted:

- In determining the presence of a quorum;

- In determining the total number of shares present and entitled to vote on a proposal; and

- As votes against a proposal.

Effect of Not Voting

STOCKHOLDERS OF RECORD

If you are a stockholder of record and you do not sign and return a proxy card or vote by telephone or over the internet, your shares will not count toward the quorum requirement and will not affect the outcome of any proposal at the Annual Meeting.

SHARES HELD IN "STREET NAME"

If your shares are held in street name and you do not instruct the broker on how to vote your shares, your broker may choose to leave your shares un-voted or to vote your shares on routine matters. "Proposal 2 — Ratification of Auditors" is the only routine matter on the agenda at the Annual Meeting. Without instructions from you on how to vote your shares, your broker cannot vote your shares on non-routine matters, including Proposals 1, 3 and 4, resulting in what are known as "broker non-votes." Broker non-votes will not be considered entitled to vote on non-routine matters and will also not be counted for the purpose of determining the number of votes cast on these proposals. As a result, they will have no effect on the outcome of non-routine matters.

Attending the Annual Meeting

If you are a stockholder of record, you or your duly appointed representative may attend the Annual Meeting. Returning your proxy card will not affect your right to attend the Annual Meeting and to vote. If you do plan to attend, we ask that you inform us by e-mail, by telephone, or by checking the appropriate box on your proxy form.

If you are not a stockholder of record but hold shares as a beneficial owner in street name, you may be required to provide proof of beneficial ownership, such as your account statement reflecting your ownership as of the Record Date, a copy of the voting instruction provided by your broker, bank, trustee, or nominee, or other similar evidence of ownership.

To register to attend the Annual Meeting, or if you have questions about the Annual Meeting, please contact Stockholder Services as follows:

 **BY PHONE** 470-448-5000

 **BY E-MAIL** stockholderservices@avanos.com

Costs of Solicitation

The Company will bear all costs of this proxy solicitation, including the cost of preparing, printing and delivering materials, and the out-of-pocket expenses of brokers, fiduciaries and other nominees who forward proxy materials to stockholders. In addition to mail and electronic means, our employees may solicit proxies by telephone or otherwise. Our employees will not receive additional compensation for such solicitations. We have retained D. F. King & Co., Inc., to aid in the solicitation at a cost of approximately $12,500 plus reimbursement of out-of-pocket expenses.

CORPORATE GOVERNANCE

Our governance structure and processes are based on a number of important governance documents, including our Code of Conduct, Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), Bylaws, Corporate Governance Policies and our Board Committee Charters. These documents, which are available in the Investors section of our website at **www.avanos.com**, guide the Board and our management in the execution of their responsibilities.

The Company believes there is a direct connection between good corporate governance and long-term, sustained business success, and we believe it is important to uphold sound governance practices. As such, the Board reviews its

governance practices and documents on an ongoing basis, and it monitors and considers changing regulatory requirements, governance trends and issues raised by our stockholders. After careful evaluation, we may periodically make governance changes in view of these matters to maintain current good governance practices and promote stockholder value.

We believe we are in compliance with all applicable corporate governance requirements of the New York Stock Exchange ("NYSE"), the SEC, the Sarbanes-Oxley Act of 2002 and the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that are effective as of the date of this proxy statement.

Board Leadership Structure



Gary D. Blackford has served as the Chairman of the Board ("Chairman") since April 2020 and as a member of the Board since October 2014. It is the Board's view at this time that having separate Chairman and CEO roles promotes candid discourse and responsible corporate governance.

The Board, however, retains the discretion to combine the Chairman and CEO roles and appoint an independent lead director at any time if it deems that to be in the best interests of our Company and stockholders.

Consistent with this leadership structure, at least once each quarter our Chairman, who is an independent director, chairs executive sessions of our non-management directors. Members of the Company's senior management team do not attend these sessions.

Our Corporate Governance Policies outline the significant roles and responsibilities of the Chairman, which include:

- Presiding over meetings of the Board and stockholders and providing perspective to the CEO regarding discussions at these meetings;

- Chairing executive sessions at which non-management directors meet outside management's presence, and providing feedback from such sessions to the CEO;

- Coordinating the activities of the independent directors and serving as a liaison between the independent directors, as a group, and the CEO;

- Approving agendas and schedules for Board meetings;

- Reviewing, approving and revising materials for distribution to the Board, in connection with Board meetings or otherwise, as appropriate;

- Leading (with the Chair of the Governance Committee) the annual Board evaluation;

- Leading (with the Chair of the Compensation Committee) the Board's review and discussion of the CEO's performance and compensation;

- Providing feedback to individual directors following their periodic evaluations;

- Acting as a direct conduit to the Board for stockholders, employees and others according to the Board's policies; and

- Assuming such other responsibilities that the Board may designate from time to time.

ΔVΔNOS

Director Independence

We believe our independent board helps ensure good corporate governance and strong internal controls.

Our Corporate Governance Policies provide independence standards consistent with the rules and regulations of the SEC and the listing standards of the NYSE. Our independence standards can be found in Section 17 of our Corporate Governance Policies, available in the Investors section of our website at **www.avanos.com**.

The Governance Committee of the Board has determined that each director nominee, other than our CEO, Joseph F. Woody, is independent and meets the independence standards in our Corporate Governance Policies. With respect to John P. Byrnes, who currently serves as a director but has not been nominated for re-election, the Board has determined that he is independent.

Board Meetings

8	**100%**	**100%**
Board meetings held in 2023	of our incumbent directors attended more than 75% of Board and applicable committee meetings	attendance at the 2023 Annual Meeting of Stockholders by our directors

The Board of Directors met eight times in 2023. All our incumbent directors attended in excess of 75 percent of the total number of meetings of the Board and the committees on which they served during 2023.

Although we do not have a formal policy with respect to director attendance at annual meetings, all our directors attended the 2023 Annual Meeting, and we expect that all the nominated directors will be in attendance at the 2024 Annual Meeting.

Board Committees

In 2023, the standing Committees of the Board consisted of the:

- Audit Committee;
- Compensation Committee;
- Compliance Committee; and
- Governance Committee.

In compliance with applicable NYSE corporate governance listing standards, the Board has adopted charters for all the Committees.

 Our Committee charters are available in the Investors section of our website at **www.avanos.com**.

As set forth in our Corporate Governance Policies and in the charter of each individual Committee, the Board's Committees all have the authority to retain independent advisors and consultants, with all costs paid by the Company.

Set out below is information about the membership of the Committees. John P. Byrnes, who serves as Chair of the Compliance Committee and as a member of the Audit Committee and Governance Committee, will continue to serve in those roles until the 2024 Annual Meeting. Mr. Byrnes is not up for re-election at the 2024 Annual Meeting.

Director	Independent	Audit	Compensation	Compliance	Governance
Gary D. Blackford ✪	✓		C		
John P. Byrnes	✓	●		C	●
Lisa Egbuonu-Davis, MD	✓			●	●
Patrick J. O'Leary	✓	C ▦	●		
Julie Shimer, Ph.D.	✓	●	●		C
Joseph F. Woody					
Committee meetings in 2023		4*	5	4*	4

✪	Chairman of the Board	C	Committee Chair	●	Committee Member	▦	Audit Committee financial expert

* Includes two joint meetings of the Audit and Compliance Committees.

▦ AUDIT COMMITTEE



MEMBERS

Patrick J. O'Leary C ▦
John P. Byrnes*
Dr. Julie Shimer

* Mr. Byrnes is not up for re-election at the 2024 Annual Meeting. As of the 2024 Annual Meeting, Mr. Byrnes will no longer serve on the Audit Committee and Gary D. Blackford will be appointed to the Audit Committee.

Meetings in 2023: **4**

(includes 2 joint meetings of the Audit and Compliance Committees)

✓ **ALL MEMBERS ARE INDEPENDENT**

PRIMARY RESPONSIBILITIES

The Audit Committee's principal functions, as specified in its charter, include:

- Overseeing:
  - The quality and integrity of our financial statements;
  - Our compliance programs in coordination with the Compliance Committee;
  - Our hedging strategies and policies;
  - The independence, qualification and performance of our independent auditors; and
  - The performance of our internal auditors.
- Selecting and engaging our independent auditors, subject to stockholder ratification.
- Pre-approving all audit and non-audit services that our independent auditor provides.
- Reviewing the scope of audits and audit findings, including any comments or recommendations of our independent auditors.
- Establishing policies for our internal audit programs.
- Overseeing our risk management program and receiving periodic reports from management on risk assessments, the risk management process, and issues related to the risks of managing our business.

- The Board has determined that: (i) one of the three Audit Committee members is an "audit committee financial expert" under SEC rules and regulations and (ii) all three members of the Audit Committee satisfy the NYSE's financial literacy requirements and qualify as independent audit committee members under our Corporate Governance Policies and consistent with the NYSE's listing standards.
- No member of the Audit Committee serves on the audit committee of more than three public companies. Under our Audit Committee charter and NYSE corporate governance listing standards, if a member were to serve on more than three such committees, the Board would then determine whether this situation impairs the member's ability to serve effectively on our Audit Committee, and we would post information about this determination on the Investors section of our website at **www.avanos.com.**

AUDIT COMMITTEE REPORT

- For additional information about the Audit Committee's oversight activities with respect to our 2023 financial statements, see "Proposal 2, Ratification of Auditors — Audit Committee Report."

AVANOS

📊 COMPENSATION COMMITTEE



MEMBERS

Gary D. Blackford Ⓒ
Patrick J. O'Leary
Dr. Julie Shimer

Meetings in 2023: **5**

✓ **ALL MEMBERS ARE INDEPENDENT**

PRIMARY RESPONSIBILITIES

The Compensation Committee's principal functions, as specified in its charter, include:

- Establishing and administering the policies governing annual compensation and long-term compensation, including time-based restricted share awards, performance-based restricted share awards and stock option awards, such that the policies are designed to align compensation with our overall business strategy and performance;
- Setting, after an evaluation of his overall performance, the compensation level of the CEO;
- Determining, in consultation with the CEO, compensation levels and performance targets for our other executive officers;
- Setting annual targets and certifying awards for corporate performance under our corporate incentive compensation plans; and
- Advising the Board on outside director compensation.

- Overseeing:
  – Leadership development for senior management and future senior management candidates;
  – A periodic review of our long-term and emergency succession planning for the CEO and other key officer positions, in conjunction with our Board; and
  – Key organizational effectiveness and engagement policies.
- Reviewing:
  – Our diversity and inclusion programs and related metrics;
  – Key human resource policies and practices related to workplace environment and culture, organizational engagement and employee recruitment and retention; and
  – Our compensation policies and practices for the purpose of mitigating risks arising from these policies and practices that could reasonably have a material adverse effect on the Company.

ROLES OF THE COMMITTEE AND CEO IN COMPENSATION DECISIONS

Each year, the Compensation Committee reviews and approves the compensation of our named executive officers, including our CEO, and certain other officers (collectively, the "Covered Officers"). With respect to officers other than the Covered Officers, our CEO has the authority to establish compensation programs and, subject to certain limits, to approve equity grants. However, only the Compensation Committee may make equity grants to our executive officers.

Our CEO makes a recommendation to the Compensation Committee each year on the appropriate target annual compensation for each of the Covered Officers (other than himself). The

Compensation Committee makes the final determination of the target annual compensation for each Covered Officer. While our CEO typically attends Compensation Committee meetings, none of the other executive officers is present during the portion of the Committee meetings when their compensation is set. In addition, our CEO is not present during the portion of any Compensation Committee meeting when his compensation is set.

For additional information on the Compensation Committee's processes and procedures for determining executive compensation, and for a detailed discussion of our compensation policies, see "Compensation Discussion and Analysis."

USE OF COMPENSATION CONSULTANTS

The Compensation Committee's charter authorizes the Committee to retain advisors, including compensation consultants, to assist it in its work. The Committee believes that compensation consultants can provide important market information and perspectives that can help it determine compensation programs that best meet the objectives of our compensation policies. In selecting a consultant, the Compensation Committee evaluates the independence of the firm as a whole and of the individual advisors who will be working with the Committee.

The Compensation Committee retains an independent compensation consultant who, according to the Committee's written policy, provides services solely to the Committee and not to the Company. The Compensation Committee's consultant has no other business relationship with the Company and receives no payments from the Company other than fees for services to the Committee. The consultant reports directly to the Committee, and the Committee may replace the consultant or hire additional consultants at any time. The Compensation

Committee has selected Meridian Compensation Partners, LLC ("Meridian") as its independent consultant.

In 2023, the scope of Meridian's activities included:

- Conducting a review of the executive compensation peer group;
- Benchmarking the compensation of the Covered Officers;
- Reviewing and commenting on the Company's executive compensation programs;
- Conducting a risk assessment of the Company's executive compensation programs;
- Attending Compensation Committee meetings;
- Providing support in connection with the Company's pay versus performance disclosure in its 2023 proxy statement; and
- Periodically consulting with the Chair of the Compensation Committee.

COMMITTEE ASSESSMENT OF CONSULTANT CONFLICTS OF INTEREST

The Compensation Committee has reviewed whether the work provided by Meridian raises any conflict of interest. Factors considered by the Committee include:

1 Whether other services are provided to the Company by the consultant;

2 What percentage of the consultant's total revenue is made up of fees from the Company;

3 Policies or procedures of the consultant that are designed to prevent a conflict of interest;

4 Any business or personal relationships between individual consultants involved in the engagement and Committee members;

5 Any shares of Company stock owned by individual consultants involved in the engagement; and

6 Any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement.

Based on its review, the Compensation Committee does not believe that Meridian's services to the Committee in 2023 raised a conflict of interest with respect to the work they performed for the Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management and has recommended that it be

included in this proxy statement. The Committee's report is located at "Compensation Discussion and Analysis — Compensation Committee Report."

ΔVΔNOS

🔒 COMPLIANCE COMMITTEE



MEMBERS

John P. Byrnes* Ⓒ

Dr. Lisa Egbuonu-Davis

* Mr. Byrnes is not up for re-election at the 2024 Annual Meeting. As of the 2024 Annual Meeting, Mr. Byrnes will no longer serve on the Compliance Committee.

Meetings in 2023: **4**

(includes 2 joint meetings of the Audit and Compliance Committees)

✓ **ALL MEMBERS ARE INDEPENDENT**

PRIMARY RESPONSIBILITIES

The Compliance Committee's principal functions, as specified in its charter, include the following:

- Overseeing the Company's compliance program in the areas of:

  – Code of Conduct
  – Conflicts of Interest
  – Consumer Protection
  – Customs and Export Controls
  – Environment
  – Ethics
  – False Claims
  – Foreign Corrupt Practices Act and Similar Anti-Bribery Laws
  – Fraud and Abuse Laws including Anti-Kickback
  – Government Reimbursement Programs, including Medicare
  – Government Relations

  – Health and Safety
  – Interactions with Healthcare Professionals
  – Information Systems Security
  – Intellectual Property
  – International Distributors
  – Labor & Employment
  – Physical Security
  – Public Policy
  – Quality
  – Recalls
  – Regulatory, including FDA
  – Safety

  – Sales of Products or Services to US or Foreign Governments, including entities owned by such governments
  – Sunshine Act and Other Laws Relating to Reporting of and Transparency with Respect to Payments to Healthcare Professionals
  – Transportation

- Overseeing the Company's sustainability, corporate social responsibility and corporate citizenship matters.
- Monitoring the Company's efforts to implement programs, policies and procedures relating to compliance matters.
- Overseeing the investigation of any significant instances of non-compliance with laws or the Company's compliance program, policies or procedures, other than any instances involving financial non-compliance.

- Reviewing the Company's compliance risk assessment plan.
- Identifying and investigating emerging compliance issues and trends that may affect the Company.







GOVERNANCE COMMITTEE

MEMBERS

Dr. Julie Shimer (C)

John P. Byrnes*

Dr. Lisa Egbuonu-Davis

* Mr. Byrnes is not up for re-election at the 2024 Annual Meeting. As of the 2024 Annual Meeting, Mr. Byrnes will no longer serve on the Governance Committee.

Meetings in 2023: **4**

ALL MEMBERS ARE INDEPENDENT

PRIMARY RESPONSIBILITIES

The Governance Committee's principal functions, as specified in its charter, include:

- Overseeing the screening and recruitment of prospective Board members and making recommendations to the Board regarding specific director nominees, as well as overseeing the process for Board nominations;
- Overseeing corporate governance matters, including developing and recommending to the Board changes to our Corporate Governance Policies; and
- Advising the Board on:
  - Board organization, membership, function and performance.
  - Committee structure and membership.
  - Reviewing director independence standards and making recommendations to the Board with respect to the determination of director independence.
  - Monitoring and recommending improvements to the Board's practices and procedures.
  - Reviewing stockholder proposals and considering how to respond to them.

The Committee, in accordance with its charter and our Certificate of Incorporation, has established criteria and processes for director nominations, including those proposed by stockholders. Those criteria and processes are described in "Proposal 1. Election of Directors — Process and Criteria for Nominating Directors" and "Other Information — Stockholder Nominations for Board of Directors."

Communicating with Directors

The Board has established processes by which stockholders and other interested parties may communicate with the Board, as well as with individual directors and any committee of the Board. Those processes can be found in the Investors section of our website at **www.avanos.com**.

Other Corporate Governance Policies and Practices

CORPORATE GOVERNANCE POLICIES

The Board has adopted Corporate Governance Policies. These policies guide the Company and the Board on matters of corporate governance, including:

- Director responsibilities;
- Board committees and their charters;
- Director independence;
- Director compensation and performance assessments;
- Director orientation and education;
- Director access to management;
- Board access to outside financial, business, and legal advisors; and
- Management development and succession planning.

To see these policies, go to the Investors section of our website at **www.avanos.com**.

CODE OF CONDUCT

The Company has a Code of Conduct that applies to all of our directors, executive officers and employees, including our CEO, Chief Financial Officer and Controller. It is available in the Investors section of our website at **www.avanos.com**. Any amendments to or waivers of our Code of Conduct applicable to our CEO, Chief Financial Officer or Controller will also be posted at that location.

BOARD AND MANAGEMENT ROLES IN RISK OVERSIGHT

The Board is responsible for providing risk oversight with respect to our operations. In connection with this oversight, the Board particularly focuses on our strategic and operational risks, as well as related risk mitigation.

In addition, the Board reviews and oversees management's response to the key risks facing the Company. The Board's committees review particular risk areas to assist the Board in its overall risk oversight of the Company.

COMMITTEES			
AUDIT	**COMPENSATION**	**COMPLIANCE**	**GOVERNANCE**
The Audit Committee monitors risks relating to such matters as our: - Internal controls; - Cybersecurity; - Financial statement integrity and fraud risks; and - Related risk mitigation. In connection with this oversight, the Audit Committee receives regular reports from management on: - Risk assessments; - The risk management process; and - Issues related to the risks of managing our business.	The Compensation Committee reviews the risk profile of our compensation policies and practices. This process includes an assessment of our compensation programs, as described in "Compensation Discussion and Analysis — Analysis of Compensation-Related Risks."	The Compliance Committee monitors risks relating to certain compliance matters and ESG, such as those described in the section "Compliance Committee," and recommends appropriate actions in response to those risks.	The Governance Committee monitors risks relating to governance matters and recommends appropriate actions in response to those risks.

Complementing the Board's overall risk oversight, our senior executive team identifies and monitors key enterprise-wide and business unit risks, providing the basis for the Board's risk review and oversight process. Our senior management team is supported by management members from business units and from our finance, treasury, information technology, global risk management, compliance, internal audit and legal functions. Management identifies significant risks for review and updates our policies for risk management in

areas such as hedging, foreign currency, and country risks, product liability, property and casualty risks, and supplier and customer risks. The Board believes this allocation of risk management responsibilities supplements the Board's leadership structure by allocating risk areas to an appropriate committee for oversight, allows for an orderly escalation of issues as necessary, and helps the Board satisfy its risk oversight responsibilities.

WHISTLEBLOWER PROCEDURES

The Audit Committee has established procedures for receiving, recording and addressing any complaints we receive regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission, by our employees or others, of any concerns about our accounting or auditing practices. The Compliance Committee has adopted similar procedures for receiving, recording and

addressing any complaints we receive regarding compliance matters other than those addressed by the Audit Committee. The Audit Committee's and Compliance Committee's procedures are available in the Investors section of our website at **www.avanos.com**. We also maintain a toll-free Code of Conduct telephone line and a website, each allowing our employees and others to voice their concerns anonymously.

MANAGEMENT SUCCESSION PLANNING

In conjunction with the Board, the Compensation Committee is responsible for periodically reviewing the long-term management development plans and succession plans for the CEO and other key

officers, as well as the emergency succession plan for the CEO and other key officers if any of these officers unexpectedly becomes unable to perform his or her duties.

DISCLOSURE COMMITTEE

We have established a Disclosure Committee to assist in fulfilling our obligations to maintain disclosure controls and procedures and to coordinate and oversee the process of preparing

our periodic securities filings with the SEC. This committee is composed of members of management and is chaired by our Controller.

NO EXECUTIVE LOANS

We do not extend loans to our executive officers or directors and therefore do not have any such loans outstanding.

CHARITABLE CONTRIBUTIONS

The Governance Committee has adopted guidelines for the review and approval of charitable contributions by the Company to organizations or entities with which a director or an executive officer may be affiliated. We will disclose in the Investors section of our website at **www.avanos.com** any contributions made by us to a tax-exempt organization under the following circumstances:

- If an independent director serves as an executive officer or director of the tax-exempt organization; or

- If, within the preceding three years, contributions in any single year from the Company to the organization exceeded the greater of $1 million or 2 percent of the tax-exempt organization's consolidated gross revenues.

PROPOSAL 1.
ELECTION OF DIRECTORS

The Board is declassified, as a result of which all of our directors have terms that expire at the 2024 Annual Meeting. All five director nominees have been nominated to serve for a one-year term until the 2025 Annual Meeting of Stockholders and until their successors have been duly elected and qualified. Each of the nominees for re-election is an incumbent director.

John P. Byrnes, who has served as a director since 2014, is not up for re-election at the 2024 Annual Meeting. We thank John for his years of dedicated service and for his significant contributions to Avanos. As of the Annual Meeting, a vacancy will exist on the Board. The Board intends to identify an independent individual to fill such vacancy as promptly as practicable.

All the director nominees have advised us that they will serve if elected. However, should any nominee become unable to serve, the Board may reduce the number of directors to be elected or select a substitute nominee. If the Board selects a substitute nominee, the shares represented by valid proxies will be voted for the substitute nominee, other than shares voted "Withhold" with respect to the original nominee.

Process and Criteria for Nominating Directors

The Board is responsible for nominating candidates for election by stockholders and filling vacancies on the Board. The Board has delegated the screening and recruitment process to the Governance Committee, in consultation with the Chairman and the CEO. The Governance Committee therefore recommends to the Board nominees for election as directors at our Annual Meeting of Stockholders. It also recommends nominees to fill any vacancies. As provided in our Certificate of Incorporation, the Board may elect a new director to fill any vacancy between Annual Meetings of Stockholders. The Governance Committee may receive recommendations for Board candidates from various sources, including our directors, management and stockholders. Stockholders may submit recommendations for Board candidates to:

   Avanos Medical, Inc.
Attn: Corporate Secretary
5405 Windward Parkway
Suite 100 South
Alpharetta, GA 30004

Board candidates recommended by stockholders are evaluated using the same criteria as candidates recommended by other sources. In addition, the Governance Committee may periodically retain a search firm to assist it in identifying and recruiting director candidates meeting the criteria specified by the Committee.

The Governance Committee believes the criteria for director nominees should foster effective corporate governance, support our strategies and businesses, take gender and ethnic diversity into account, and ensure that our directors, as a group, have an overall mix of the attributes needed for an effective Board. The criteria should also support the successful recruitment of qualified candidates.

Qualified candidates for director are those who, in the judgment of the Committee, possess all the personal attributes and a sufficient mix of the experience attributes listed below to ensure effective service on the Board.

PERSONAL ATTRIBUTES

LEADERSHIP
Lead in personal and professional lives.

INDEPENDENCE
Independent of management and Company (for non-management directors only).

ETHICAL CHARACTER
Possess high standards for ethical behavior.

ABILITY TO COMMUNICATE
Possess good interpersonal skills.

COLLABORATIVE
Actively participate in Board and committee matters.

EFFECTIVENESS
Bring a proactive and solution-oriented approach.

Attribute	Factors That May Be Considered
FINANCIAL ACUMEN Has good knowledge of business finance and financial statements.	• Satisfies the financial literacy requirements of the NYSE. • Qualifies as an audit committee financial expert under the rules and regulations of the SEC. • Has an accounting, finance or banking background.
GENERAL BUSINESS EXPERIENCE Possesses experience that will aid in judgments concerning business issues.	• Has leadership experience as a chief or senior executive officer. • Has experience setting compensation.
INDUSTRY KNOWLEDGE Possesses knowledge about our business.	• Has substantial knowledge of the healthcare industry, including with respect to caregiving, cost reimbursement or regulatory environment. • Has governance/public company board experience.
DIVERSITY OF BACKGROUND AND EXPERIENCE Brings diversity to the Board.	• Brings a diverse background that is representative of our customer, patient, employee and stockholder base, including with respect to gender, race, ethnic or national origin, and age. • Reflects a different experience stemming, for example, from a different academic background or from experiences outside the healthcare industry.
SPECIAL BUSINESS EXPERIENCE Possesses global management experience with medical devices.	• Has international experience. • Has a track record of successful innovation. • Has supply chain management expertise. • Has cybersecurity expertise.

AVANOS

Governance Committee Review of Attributes of Current Directors

The Governance Committee has reviewed the background of each of our current directors and their service on the Board in light of the personal and experience attributes described above. The Committee has determined that each director possesses all of the personal attributes as well as a sufficient mix of the experience attributes.

For details about each director's specific experience attributes, see "The Nominees" below.

Diversity of Directors

As noted above, the Governance Committee believes that diversity of backgrounds and experience is a key attribute for directors. As a result, the Committee seeks to have a diverse Board that is representative of our customer, patient, employee and stockholder base, including with respect to gender, race, ethnic or national origin, and age. While the Committee carefully considers diversity when considering nominees for director, the Committee has not established a formal policy regarding diversity in identifying director nominees.

Two of our Board members are women, including one who is African American.

No Mandatory Retirement Age

Our outside directors are not subject to a mandatory retirement age.

The Nominees

The following five individuals are nominated for election to the Board for a one-year term expiring at the 2025 Annual Meeting of Stockholders and until their successors have been duly elected and qualified:



FORMER CHAIRMAN AND CEO, UNIVERSAL HOSPITAL SERVICES

COMMITTEES

- Compensation (Chair)

GARY D. BLACKFORD

Age 66 | ⊘ Independent | Director since October 2014; Chairman since April 2020

CAREER HIGHLIGHTS

Universal Hospital Services, a leading, nationwide provider of medical technology outsourcing and services to the health care industry

- Chairman of the Board and Chief Executive Officer (2002 to February 2015)

Curative Health Services, Inc., a specialty pharmacy and health services company

- Chief Executive Officer (2001 to 2002)

ShopforSchool, Inc., an online retailer

- Chief Executive Officer (1999 to 2001)

OTHER CURRENT PUBLIC COMPANY BOARDS

- ReShape Lifesciences, Inc. (NASDAQ: RSLS) (Director since 2016; lead director since 2019; chairman of the compensation committee and of the nominating and corporate governance committee)

OTHER CURRENT DIRECTORSHIPS

- Lifespace Communities, Inc., a not-for-profit organization (Director since February 2022; chairman of the mergers, acquisitions and restructuring committee)

PRIOR PUBLIC COMPANY BOARDS

- Wright Medical Group N.V. (NASDAQ: WMGI) (2008 to 2020)

OTHER PRIOR DIRECTORSHIPS

- Children's Hospitals and Clinics of Minnesota (2017 to 2023; Chairman from 2020 to 2021)

- PipelineRX, Inc. (2016 to 2020)

KEY SKILLS AND QUALIFICATIONS

Mr. Blackford has been selected to serve as a member of our Board of Directors due to his:

- Executive leadership experience as a chief executive officer;

- Financial literacy and experience in finance and accounting;

- Knowledge of, and experience in, the healthcare industry;

- International experience; and

- Governance and public company board experience.

ΔVΔNOS



FORMER VICE PRESIDENT, MEDICAL INNOVATIONS, DH DIAGNOSTICS, A DIVISION OF DANAHER CORPORATION

COMMITTEES

- Compliance
- Governance

LISA EGBUONU-DAVIS, MD

Age 66 | ⊘ Independent | Director since March 2023

CAREER HIGHLIGHTS

DH Diagnostics, LLC, a division of Danaher Corporation (NYSE: DHR), a global science and technology company with medical diagnostics and life science tools

- Vice President, Medical Innovations (2019-2023)
- Interim Chief Medical Officer of Leica Biosystems (2021-2022) and Beckman Coulter Diagnostics (2022-2024), also affiliates of Danaher Corporation

Sanofi, Inc. (NYSE: SNY), a global pharmaceutical and vaccine research manufacturer

- Vice President, Global Patient Outcomes and Solutions (2015 to 2019)

Pfizer, Inc. (NYSE:PFE), a global pharmaceutical and vaccine research manufacturer

- Vice President, US Medical (2003-2004)
- Vice President, Global Outcomes Research and Medical Services (1997-2002)

OTHER CURRENT PUBLIC COMPANY BOARDS

- **Omega Healthcare Investors, Inc.** (NYSE: OHI) (Director since 2021; member of nominating and corporate governance committee)
- Phreesia, Inc. (NYSE: PHR) (Director since July 2023)

OTHER CURRENT DIRECTORSHIPS

- Johns Hopkins Medicine (Trustee since 2021; member of patient safety and quality committee)

PRIOR DIRECTORSHIPS

- ROI Squared, LLC (Founder and director; 2012-2015)

KEY SKILLS AND QUALIFICATIONS

Dr. Egbuonu-Davis has been selected to serve as a member of our Board of Directors due to her:

- Knowledge of, and experience in, the healthcare industry
- Strategic and operational expertise in the medical and public health sector
- Medical product development, research and commercialization experience
- Governance and public company board experience



FORMER EXECUTIVE VICE PRESIDENT AND CFO, SPX TECHNOLOGIES INC.

COMMITTEES

- Audit (Chair)
- Compensation

PATRICK J. O'LEARY

Age 66 | ⊘ Independent | Director since October 2014

CAREER HIGHLIGHTS

SPX Technologies Inc. (NYSE: SPXC), a global industrial and technological services and products company

- Executive Vice President and Chief Financial Officer (December 2004 to August 2012)
- Chief Financial Officer and Treasurer (October 1996 to December 2004)

OTHER CURRENT PUBLIC COMPANY BOARDS

- SPX Technologies Inc. (Director and Chairman since 2015; member of the governance and sustainability committee)

PRIOR PUBLIC COMPANY BOARDS

- PulteGroup (NYSE: PHM) (2005 to 2018)

KEY SKILLS AND QUALIFICATIONS

Mr. O'Leary has been selected to serve as a member of our Board of Directors due to his:

- Executive leadership experience as a chief financial officer;
- Financial literacy and experience in finance and accounting;
- International experience; and
- Governance and public company board experience.



FORMER CEO, WELCH ALLYN, INC.

COMMITTEES:

- Governance (Chair)
- Audit
- Compensation

JULIE SHIMER, PhD

Age 71 | Independent | Director since October 2014

CAREER HIGHLIGHTS

Dr. Shimer is currently a private investor and has over 30 years of product development experience, including many years with major telecommunications companies.

Welch Allyn, Inc., a manufacturer of frontline medical products and solutions

- Chief Executive Officer and Director (March 2007 to April 2012)

Vocera Communications, Inc. a provider of wireless communications systems (2001 to 2007)

- President, Chief Executive Officer and Director

3Com Corporation

- General Manager

Motorola

- General Manager and Product Development Leader

AT&T Bell Laboratories

- Product Development Leader

OTHER CURRENT DIRECTORSHIPS AND ADVISORY POSITIONS

- Board member of Derivation, LLC, a provider of multilingual business technology
- Advisor to CPLANE Networks, a leader in end-to-end data center and wide area network service orchestration

PRIOR PUBLIC COMPANY BOARDS

- Apollo Endosurgery, Inc. (NASDAQ: APEN) (2018 to 2023)
- Masimo Corporation (NASDAQ: MASI) (2019 to 2023)
- NetGear, Inc. (NASDAQ: NTGR) (2007 to 2019)
- Windstream Holdings, Inc., (NASDAQ: WIN) (2017 to 2020)
- Earthlink, Inc., (NASDAQ: ELNK) (2013 to 2017)

OTHER PRIOR DIRECTORSHIPS

- Vocera Communications, Inc. (2001 – 2007)

KEY SKILLS AND QUALIFICATIONS

Dr. Shimer has been selected to serve as a member of our Board of Directors due to her:

- Executive leadership experience as a chief executive officer;
- Knowledge of, and experience in, the healthcare industry;
- International experience; and
- Governance and public company board experience.



CEO, AVANOS MEDICAL, INC.

JOSEPH F. WOODY

Age 58 | Director since June 2017

CAREER HIGHLIGHTS

Mr. Woody has more than 20 years of experience in the healthcare sector.

Avanos Medical, Inc.

- Chief Executive Officer (June 26, 2017 to present)

Acelity Holdings, Inc., a global advanced wound care and regenerative medicine company

- Director, President and Chief Executive Officer (August 2015 to April 2017)

Kinetic Concepts, Inc., LifeCell Corporation and Systagenix Wound Management B.V., the combined organization that became Acelity

- President and Chief Executive Officer of the combined organization (September 2013 to August 2015)
- Interim Chief Executive Officer, LifeCell (April 2013 to September 2013)
- President and Chief Executive Officer, KCI (January 2012 to September 2013)
- Various leadership roles, KCI and LifeCell (November 2011 to January 2012)

Covidien plc

- Global President, Vascular Therapies

Smith & Nephew Advanced Wound Management

- Global President

Alliance Imaging, Inc.

- Vice President, Sales

Acuson

- Executive leadership positions

GE Medical Systems

- Executive Leadership Positions

OTHER CURRENT DIRECTORSHIPS

- AdvaMed, Inc. (since 2013)

KEY SKILLS AND QUALIFICATIONS

Mr. Woody has been selected to serve as a member of our Board of Directors due to his:

- Leadership experience as our CEO;
- Knowledge of, and experience in, the healthcare industry, including significant acquisition and integration experience;
- International experience; and
- Company board experience.

 **The Board of Directors unanimously recommends a vote FOR the election of each of the five nominees for director named above.**

Director Compensation

Directors who are not officers or employees of the Company or any of our subsidiaries or affiliates are "Outside Directors" for compensation purposes and are compensated for their services under our Outside Directors' Compensation Plan. All independent directors currently on our Board are Outside Directors and are compensated under this Plan.

Our objectives for Outside Director compensation are to:

- Attract qualified candidates for Board service;
- Remain competitive with the median compensation paid to Outside Directors of comparable companies;
- Keep pace with changes in practices in director compensation; and
- Reinforce our practice of encouraging stock ownership by our directors.

Our Outside Director compensation for 2023 was established based on the median non-management director compensation for our peers. A list of the 2023 peer group companies may be found in the "Compensation Discussion and Analysis" section of this proxy statement.

We structure Outside Director compensation as follows:



BOARD MEMBERS

- Cash retainer: $70,000 per annum, paid in four quarterly payments at the beginning of each quarter.
- Restricted share units: Annual grant with a value of $190,000, awarded and valued on the first business day of the year.



CHAIRMAN OF THE BOARD

- Additional cash compensation of $115,000 per annum, paid in four quarterly payments at the beginning of each quarter.



COMMITTEE CHAIRS

- Additional cash compensation of $25,000 per annum for the Audit Committee chair and $15,000 per annum for the other committee chairs, payable in four quarterly payments at the beginning of each quarter.

OTHER COMMITTEE MEMBERS

Additional annual cash compensation, paid to committee members (other than the committee chairs) in four quarterly installments at the beginning of each quarter, paid as follows:

- Audit Committee: $12,500
- Compensation Committee: $7,500
- Governance Committee: $5,000
- Compliance Committee: $7,500

New Outside Directors receive a prorated annual retainer and grant of restricted share units based on the month when they join the Board.

We also reimburse Outside Directors for expenses incurred in attending Board or committee meetings.

Restricted share units are not shares of our common stock. Rather, restricted share units represent the right to receive a pre-determined number of shares of our common stock within 90 days following a "restricted period" that begins on the date of grant and expires on the date the Outside Director retires from or otherwise terminates service on the Board. In this way, they align the director's interests with the interests of our stockholders. Outside Directors may not dispose of the units or use them in a pledge or similar transaction. Outside Directors also receive additional restricted share units equivalent in value to the dividends, if any, that would have been paid to them if the restricted share units granted to them were shares of our common stock. The Company does not currently pay dividends on its common stock.

Pursuant to our stock ownership policy, Outside Directors are expected to hold shares of our common stock equal to five times their annual cash retainer amount. Currently, all our Outside Directors (other than Dr. Lisa Egbuonu-Davis, who was appointed to the Board effective March 6, 2023) meet the guideline requirements. See "Stock Ownership Guidelines."

2023 Outside Director Compensation

The following table shows the compensation paid to each Outside Director for his or her service in 2023:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Total ($)
Gary D. Blackford	200,000	190,000	390,000
John P. Byrnes[3]	102,500	190,000	292,500
Dr. Lisa Egbuonu-Davis[4]	88,459	156,688	245,147
Patrick J. O'Leary	102,540	190,000	292,540
Dr. Julie Shimer	99,375	190,000	289,375

[1] Amounts shown reflect the grant date fair value of those grants, determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718 — Stock Compensation ("ASC Topic 718") for restricted share unit awards granted pursuant to our Outside Directors' Compensation Plan. See Note 13 to our audited consolidated and combined financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for the assumptions used in valuing these restricted share units.

[2] Outside Director compensation for 2024 will be the same as in 2023. Accordingly, each acting Outside Director received an annual grant of 8,378 restricted share units on January 2, 2024.

[3] Mr. Byrnes is not up for re-election at the 2024 Annual Meeting.

[4] Dr. Egbuonu-Davis was appointed to the Board effective March 6, 2023; her compensation for the year was prorated accordingly.

Other than the cash payments and grants of restricted share units previously described, no Outside Director received any compensation or perquisites from the Company for services as a director in 2023.

A director who is not an Outside Director does not receive any compensation for services as a member of the Board or any committee but is reimbursed for expenses incurred as a result of his or her services.

PROPOSAL 2.
RATIFICATION OF AUDITORS

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of our independent auditors. The Audit Committee is also responsible for overseeing the negotiation of the audit fees associated with retaining our independent auditors. To ensure continuing auditor independence, the Audit Committee periodically considers whether a different audit firm should perform our independent audit work. Also, in connection with the mandated rotation of the independent auditor's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of the lead engagement partner.

For 2024, the Audit Committee has selected Deloitte & Touche LLP as the independent registered public accounting firm to audit our financial statements. In engaging Deloitte for 2024, the Audit Committee utilized a review and selection process that included the following:

- A review of management's assessment of the services Deloitte provided in 2023;

- Discussions, in executive session, with the Chief Financial Officer and Controller regarding their viewpoints on the selection of the 2024 independent auditors and on Deloitte's performance;

- Discussions with representatives of Deloitte about their possible engagement;

- Audit Committee discussions, in executive session, about the selection of the 2024 independent auditors;

- A review and approval of Deloitte's proposed estimated fees for 2024; and

- A review and assessment of Deloitte's independence.

The Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent auditor is in the best interests of the Company and our stockholders, and they recommend that our stockholders ratify this selection.

Representatives of Deloitte are expected to attend the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Stockholders are not required to ratify the appointment of Deloitte as our independent auditor. However, we are submitting the ratification to our stockholders as a matter of good corporate practice. If our stockholders fail to ratify the appointment of Deloitte, the Audit Committee may nonetheless choose to retain Deloitte, and even if our stockholders do ratify the appointment of Deloitte, the Audit Committee in its discretion may select a different independent auditor at any time during the year if it determines that such change would be in the best interests of the Company and our stockholders.

 **The Board of Directors unanimously recommends a vote FOR ratification of the selection of Deloitte as the Company's auditor for 2024.**

Accounting Firm Fees

Our aggregate fees to Deloitte (excluding value added taxes) with respect to the fiscal years ended December 31, 2023 and 2022 were as follows:

	2023 ($)	2022 ($)
Audit Fees[1]	2,722,000	2,507,000
Audit-Related Fees	—	—
Tax Fees[2]	348,000	371,000
All Other Fees	—	—

[1] These amounts represent fees billed or expected to be billed for professional services rendered by Deloitte for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2023 and December 31, 2022, reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q, and other services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements for each of those fiscal years, including: fees for consolidated financial audits, statutory audits, comfort letters, attest services, consents, assistance with and review of SEC filings and other related matters.

[2] These amounts represent Deloitte's aggregate fees for tax compliance, tax advice and tax planning for 2023 and 2022.

Audit Committee Approval of Audit and Non-Audit Services

Using the following procedures, the Audit Committee pre-approves all audit and non-audit services provided by Deloitte to the Company:

- Before the first in-person or virtual Audit Committee meeting of the year, our Controller prepares a detailed memorandum regarding non-audit services to be provided by Deloitte during the year. This memorandum includes the services to be provided, the estimated cost of these services, reasons why it is appropriate to have Deloitte provide these services, and reasons why the requested services are not inconsistent with applicable auditor independence rules;

- At the first in-person or virtual Audit Committee meeting each year, our Controller presents a proposal, including fees, to engage Deloitte for audit and non-audit services; and

- Before each subsequent meeting of the Audit Committee, our Controller prepares an additional memorandum that includes updated information regarding the approved services and highlights any new audit and non-audit services to be provided by Deloitte. All new non-audit services to be provided are described in individual requests for services.

The Audit Committee reviews the requests presented in these proposals and memoranda and approves all services it finds acceptable.

To ensure prompt handling of unexpected matters, the Audit Committee has delegated to the Chair of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees between meetings, as long as the additional or amended services do not affect Deloitte's independence under applicable rules. Any actions taken under this authority are reported to the Audit Committee at its next meeting.

All Deloitte's services and fees in 2023 were pre-approved by the Audit Committee or the Audit Committee Chair.

Audit Committee Report

In accordance with its charter adopted by the Board, the Audit Committee assists the Board in overseeing the quality and integrity of the Company's accounting, auditing, and financial reporting practices.

In discharging its oversight responsibility for the audit process, the Audit Committee obtained from the independent registered public accounting firm (the "auditors") a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence, as required by Public Company Accounting Oversight Board ("PCAOB") Rule 3526, "*Communication with Audit Committees Concerning Independence*," discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management, the internal auditors, and the auditors, the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget, and staffing. The Audit Committee reviewed with both the auditors and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Audit Committee discussed and reviewed with the auditors all communications required by the Securities and Exchange Commission and the PCAOB's auditing standards, including those required by PCAOB AS 16, "*Communication with Audit Committees.*" Also, with and without management present, it discussed and reviewed the results of the auditors' examination of the Company's financial statements.

Management is responsible for preparing the Company's financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") and for establishing and maintaining the Company's internal control over financial reporting. The auditors have the responsibility for performing an independent audit of the Company's financial statements and for expressing opinions on the conformity of the Company's financial statements with GAAP. The Audit Committee discussed and reviewed the Company's audited financial statements as of and for the fiscal year ended December 31, 2023, with management and the auditors.

Based on the above-mentioned review and discussions with management and the auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC. The Audit Committee also has selected and recommended to the Company's stockholders for ratification the reappointment of Deloitte as the independent registered public accounting firm for 2024.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Patrick J. O'Leary, Chair
John P. Byrnes
Dr. Julie Shimer

PROPOSAL 3.
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

In the Compensation Discussion and Analysis that follows, we describe in detail our executive compensation program, including its objectives, policies, and components. Our executive compensation program seeks to align the compensation of our executives with the objectives of our business plans and strategies. To this end, the Compensation Committee approved an executive compensation program for 2023 that was designed to achieve the following objectives:

I. PAY FOR PERFORMANCE	II. FOCUS ON LONG-TERM SUCCESS	III. STOCKHOLDER ALIGNMENT	IV. QUALITY OF TALENT
• Support a performance-oriented environment that rewards achievement of our financial and non-financial goals	• Reward executives for long-term strategic management and stockholder value enhancement	• Align the financial interest of our executives with those of our stockholders	• Attract and retain executives whose abilities are considered essential to our long-term success

For a more detailed discussion of how our executive compensation program reflects these objectives, including information about the 2023 compensation of our named executive officers, see "Compensation Discussion and Analysis," below.

We are asking our stockholders to support our executive compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our executive compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our executives and the objectives, policies and practices described in this proxy statement. Accordingly, our stockholders are being asked to vote on the following non-binding resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in the Company's proxy statement relating to the 2024 Annual Meeting of Stockholders, be, and it hereby is, approved by the Company's stockholders on an advisory basis."

The say-on-pay vote is advisory and is therefore not binding on the Company, the Compensation Committee or our Board. Nonetheless, the Compensation Committee and our Board value the opinions of our stockholders. Therefore, to the extent there is any significant vote against the executive compensation as disclosed in this proxy statement, the Compensation Committee and our Board will consider our stockholders' concerns and will evaluate whether any actions are necessary to address those concerns.

At the 2021 Annual Meeting of Stockholders, our stockholders expressed a preference that advisory votes on executive compensation be held on an annual basis. The Board has determined, in line with the recommendation of our stockholders, to have an annual advisory vote on the compensation of our named executive officers. Accordingly, an advisory vote on executive compensation will occur at the 2024 Annual Meeting.

 **The Board of Directors unanimously recommends a vote FOR the approval on an advisory basis of the compensation paid to the Company's named executive officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules.**

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") is intended to provide investors with an understanding of the compensation policies and decisions regarding 2023 compensation for our named executive officers.

For 2023, our named executive officers were:

JOSEPH F. WOODY	**MICHAEL C. GREINER**[1]	**KERR W. HOLBROOK**[2]
CHIEF EXECUTIVE OFFICER	SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND CHIEF TRANSFORMATION OFFICER	SENIOR VICE PRESIDENT AND CHIEF COMMERCIAL OFFICER

MOJIRADE JAMES	**SUDHAKAR VARSHNEY**[3]	**WILLIAM D. HAYDON**[4]
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY	SENIOR VICE PRESIDENT, GLOBAL SUPPLY CHAIN AND PROCUREMENT	SENIOR VICE PRESIDENT AND GENERAL MANAGER, PAIN FRANCHISE

[1] Mr. Greiner assumed the additional role of Chief Transformation Officer on January 10, 2023; prior thereto, he served as Senior Vice President, Chief Financial Officer.

[2] Mr. Holbrook was appointed to the position of Senior Vice President and Chief Commercial Officer on January 10, 2023; prior thereto, he served as Senior Vice President and General Manager, Chronic Care.

[3] Mr. Varshney, who first became a named executive office in 2023, has notified the Company that he will resign his position with the Company effective March 31, 2024.

[4] On January 10, 2023, the Company and Mr. Haydon entered into a Severance and Separation Agreement pursuant to which Mr. Haydon's employment with the Company terminated effective March 31, 2023.

A biography of each of our named executive officers (other than William D. Haydon, whose employment with the Company terminated on March 31, 2023) is provided under the caption "Directors, Executive Officers and Corporate Governance" in Item 10 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

To assist stockholders in finding important information, this CD&A is organized as follows:

Compensation Executive Summary

This executive summary provides a brief overview of our key accomplishments in 2023 and our key compensation principles and practices.

2023 BUSINESS HIGHLIGHTS

As Joseph F. Woody, our CEO, stated when announcing our Fourth Quarter and Full-Year 2023 results: "We were very pleased with the overall execution on our transformation initiative last year, which sets the foundation for more profitable growth in 2024 and for reaching our mid-term financial targets in 2025. We believe we are poised to maintain the positive momentum in our Digestive Health portfolio and we are also confident that our strategy for the Pain Management and Recovery business will lead to sustainable growth as we enter 2024."

During 2023, we completed a number of important steps in furtherance of our three-year transformation initiative, pursuant to which we:

- Have combined our Chronic Care and Pain Management franchises into a single commercial organization focused on the Digestive Health and Pain Management and Recovery product categories;

- Plan to rationalize our product portfolio through targeted divestitures;

- Have undertaken cost management initiatives to enhance the Company's operating profitability; and

- Plan to pursue efficient capital allocation strategies, including through acquisitions that meet the Company's strategic and financial criteria.

In July 2023, we closed the acquisition of Diros Technology Inc., whose unique RF Trident™ technology is expected to enhance our Pain Management and Recovery treatment options and complement our premium COOLIEF* Cooled Radiofrequency product offering.

In October 2023, we completed the sale of substantially all of the assets of our respiratory health ("RH") business. This transaction was aimed at accelerating our efforts to focus our portfolio in markets where we believe we are well-positioned to succeed.

By 2025, the Company anticipates that the transformation initiative will ultimately result in gross savings of between $45 and $55 million compared to 2022.

Our 2023 financial highlights include:

$774.2M	$122.1M	$1.38	$87.7M
net sales*	adjusted EBITDA	adjusted diluted EPS	cash on hand at December 31, 2023

* Net sales reflects the Company's total net sales for the year ended December 31, 2023, including net sales from discontinued operations resulting from the divestiture of the RH business.

Adjusted EBITDA and adjusted diluted EPS are non-GAAP financial measures. A description of these measures and a reconciliation to the most directly comparable GAAP financial measures is provided in Appendix A to this proxy statement.

PERFORMANCE-BASED COMPENSATION

Pay-for-performance is a key objective of our compensation program. Consistent with that objective, performance-based compensation constituted a significant portion of our named executive officers' target total direct annual compensation (i.e., sum of base salary, target annual incentive and target long-term incentive) for 2023. Also, to further align the financial interests of our executives with those of our stockholders, a majority of our executives' target total direct annual compensation for 2023 was equity-based.



2023 TARGET COMPENSATION MIX

CEO

- 14% Base Salary
- 17% Cash Incentive Program
- 34.5% PRSUs (50%*)
- 34.5% TRSUs (50%*)
- **86% AT RISK**

OTHER NEOs, AVERAGED

- 23% Base Salary
- 15% Cash Incentive Program
- 31% PRSUs (50%*)
- 31% TRSUs (50%*)
- **77% AT RISK**

VARIABLE, AT RISK

* Percentage of 2023 target equity grant value.

COMPENSATION DESIGN PRINCIPLES AND GOVERNANCE PRACTICES

The design principles for our executive compensation program are intended to protect and promote the interests of our stockholders. Below we summarize certain practices we have implemented to drive performance and those we have not implemented because we do not believe they would serve our stockholders' long-term interests:

WHAT WE DO	WHAT WE DON'T DO
✓ Pay for performance	✕ No employment contracts
✓ Cap short-term and long-term incentive payments at reasonable levels	✕ No excise tax gross-up on change-in-control payments
✓ Utilize an independent compensation consultant retained by the Compensation Committee	✕ No repricing of underwater options without stockholder approval
✓ Require that change-in-control agreements contain a double-trigger severance requirement	✕ No payment of dividends on unearned long-term incentives
✓ Utilize an independent compensation consultant retained by the Compensation Committee	✕ No executive officer hedging or pledging transactions involving Company stock
✓ Require the Company to clawback incentive-based compensation erroneously paid to our executive officers in the event of an accounting restatement	✕ No excessive perquisites provided to executives
✓ Perform an annual compensation risk assessment	
✓ Maintain stock ownership guidelines	

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EXECUTIVE COMPENSATION OBJECTIVES AND POLICIES

The Compensation Committee is responsible for establishing and administering our policies governing the compensation of our executive officers. The Compensation Committee reviews our executive officer compensation objectives and policies annually, including determining whether they continue to support our business objectives and are consistent with the Compensation Committee's charter.

Our 2023 executive officer compensation policies were designed to achieve the following objectives:

Objective	Description	Related Policies
Pay-for-Performance	Support a performance-oriented environment that rewards achievement of our financial and non-financial goals.	The majority of executive officer pay varies with the levels at which annual and long-term performance goals are achieved. Performance goals are aligned with our strategies for sustained growth and profitability.
Focus on Long-Term Success	Reward executive officers for long-term strategic management and stockholder value enhancement.	In 2023, consistent with its commitment to return to a long-term incentive mix with a higher proportion of performance-based restricted stock units ("PRSUs") compared to time-based restricted stock units ("TRSUs"), the Committee granted a mix of 50% TRSUs and 50% PRSUs (compared to 75% TRSUs and 25% PRSUs in 2021 and 60% TRSUs and 40% PRSUs in 2022). The Compensation Committee believes this greater reliance on PRSUs supports the pay-for-performance and stockholder alignment objectives of our executive officer compensation program.
Stockholder Alignment	Align the financial interest of our executive officers with those of our stockholders.	Equity-based awards, including PRSUs and TRSUs, as well as our stock ownership guidelines, directly align the financial interests of our executive officers with those of our stockholders.
Quality of Talent	Attract and retain executive officers whose abilities are considered essential to our long-term success as a global company.	The Compensation Committee reviews peer group data to ensure our executive officer compensation program remains competitive so we can continue to attract and retain this talent.

EXECUTIVE COMPENSATION DESIGN PHILOSOPHY AND GUIDING PRINCIPLES

The Compensation Committee has adopted the following design philosophy to guide the manner in which our named executive officer compensation objectives and policies are implemented:

Philosophy	Description	Guiding Principles
Aligned	A majority of executive officer compensation should be at risk and vary with the performance outcomes for stockholders.	• 50% or more of executive officer compensation should be incentive-based. • Incentive metrics should be aligned to stockholder value. • Performance goals should generally reflect year-over-year growth to achieve target funding. • TRSUs to executive officers should be a minority part of their direct annual compensation. • Within business groups, a majority of performance should be placed on business unit performance goals.
Compelling	The value and structure of executive officer compensation should assist in the attraction and retention of key executive talent.	• Base salaries should be at or above the 50th percentile of our peer group with variance based on skills, experience, performance and role responsibilities. • Target annual incentive compensation payout opportunities should be at the 50th percentile of our peer group, with meaningful upside payouts for performance over target.
Simple	The executive officer compensation arrangements should be relatively simple and focus on broad performance factors.	• Performance-based compensation arrangements should use a minimal number of metrics, typically one or two. • Special or one-time incentive awards should be used sparingly. • Perquisites and other special executive benefits generally should be avoided.
Sound	Executive officer compensation policies and structure should support strong corporate governance and drive an ownership culture among executives.	• Ownership culture should be reinforced through use of good governance practices. • Individual employment contracts should be avoided, and severance practices should be conservative. • Compensation deferral opportunities should be consistent with market practices. • Compensation programs should encourage innovation while deterring excessive risk taking.

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COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee retains the discretion to deviate from the above guiding principles if it determines that to do so would be consistent with our overall executive officer compensation objectives and would be in the best interests of the Company and its stockholders.

The table below gives an overview of the compensation components used in our 2023 executive officer compensation program and matches each with one or more of the objectives described above.

Component	Objective	Purpose	Target Competitive Position
Base salary	Quality of talent	Provide annual cash income based on: • Level of responsibility, performance and experience • Comparison to market pay information	• Compared to median of peer group • Actual base salary will vary based on the individual's performance and experience in the position
Annual cash incentive	Pay-for-performance Quality of talent	Motivate and reward achievement of annual performance goals	• Target award compared to median of peer group • Actual payout will vary based on actual corporate and business unit performance
Long-term equity incentive	Stockholder alignment Focus on long-term success Pay-for-performance Quality of talent	Provide an incentive to deliver stockholder value and to achieve our long-term objectives through awards of: • Performance-based restricted share units • Time-based restricted share units	• Target compared to median of peer group • Actual payout of PRSUs granted in 2021, 2022 and 2023 will vary based on actual performance • Actual value of TRSUs granted in 2021, 2022 and 2023 will also vary based on actual stock price performance
Retirement benefits	Quality of talent	Provide competitive retirement plan benefits through a 401(k) plan and other defined contribution plans	• Retirement benefits comparable to those of peer group
Perquisites	Quality of talent	Provide minimal market-based additional benefits	• Determined by the Compensation Committee
Post-termination compensation (severance and change of control)	Quality of talent	Encourage attraction and retention of executives critical to our long-term success and competitiveness: • Severance Pay Plan provides eligible employees, including executive officers, with payments and benefits in the event of certain involuntary terminations • Executive Severance Plan provides eligible executives with payments and benefits in the event of a qualified separation from service following a change of control	• Severance benefits comparable to peer group

SETTING ANNUAL COMPENSATION

This section describes the processes followed in setting 2023 target annual compensation for our executive officers.

FOCUS ON TARGET TOTAL DIRECT ANNUAL COMPENSATION

In setting 2023 compensation for our executive officers, including our CEO, the Compensation Committee focused on total direct annual compensation, which consisted of annual cash compensation (base salary and target annual cash incentive) and long-term equity incentive compensation (TRSUs and PRSUs). The Compensation Committee considered annual cash and long-term equity incentive compensation both separately and together to help ensure that the executive officer compensation objectives are met.

BENCHMARKING — EXECUTIVE COMPENSATION PEER GROUP

In 2023, we used a custom executive compensation peer group to benchmark named executive officer compensation. The peer group is intended to consist of companies with which we compete for talent. The Compensation Committee approved the following peer group and used compensation data derived from each peer group company in its determination of each executive officer's target total direct annual compensation:

2023 Executive Compensation Peer Group

- Abiomed, Inc.
- Accuray Incorporated
- AngioDynamics, Inc.
- CONMED Corporation
- ConvaTec Group Plc
- Globus Medical Inc.
- ICU Medical, Inc.
- Insulet Corporation
- Integer Holdings Corporation
- Integra Lifesciences Holding
- Lantheus Holdings, Inc.
- Masimo Corporation
- Merit Medical Systems, Inc.
- Natus Medical, Inc.
- Nevro Corporation
- NuVasive, Inc.
- Orthofix Medical

The Compensation Committee determined that the 2023 peer group, with annual revenue ranging from $303 million to $2.04 billion, and with a median annual revenue of $1.01 billion at the time the peer group was set, was an appropriate peer group from which to derive competitive compensation.

The Compensation Committee, working with its independent compensation consultant, reviews the executive compensation peer group at least annually to ensure it continues to serve as an appropriate comparison for our compensation program. The companies in the 2023 peer group remained unchanged from 2022.

PROCESS FOR SETTING TARGET TOTAL DIRECT ANNUAL COMPENSATION

In setting target total direct annual compensation for each of our executive officers, the Compensation Committee considers both competitive market data derived from our peer group and each executive officer's prior year performance. To remain competitive in the marketplace for executive talent, the Committee generally sets each compensation component at the 50th percentile of the peer group.

To reinforce a pay-for-performance culture, targets for individual executive officers may be set above or below this median depending on the executive's performance in prior years and experience in the position, as well as any applicable retention concerns.

The Compensation Committee believes that generally setting the target level of each compensation component at the 50th percentile of the peer group (subject to adjustment as noted above) and providing incentive compensation opportunities that will enable executive officers to earn above-target compensation for superior performance is consistent with the objectives of our executive officer compensation policies. In particular, the Committee believes that this approach enables us to attract and retain skilled and talented executive officers to guide and lead our businesses and supports a pay-for-performance culture.

When setting target annual compensation for our executive officers, the Compensation Committee considers each compensation component separately (base salary, annual cash incentive and long-term equity incentive), but its decision regarding a particular component does not necessarily impact its decision about other components.

In setting compensation for executive officers that join us from other companies, the Compensation Committee evaluates both market data for the position to be filled and, as appropriate, the candidate's compensation history. The Committee recognizes that to successfully recruit a candidate to leave his or her current position and to join the Company, the candidate's compensation package may have to exceed his or her current compensation, which could result in a compensation package above the median of our peer group for a period of time.

CEO TOTAL DIRECT ANNUAL COMPENSATION

Our CEO's total direct annual compensation is determined in the same manner as the total direct annual compensation of the other named executive officers. Our CEO's compensation is appropriately higher than that of the other named executive officers in recognition of our CEO's greater responsibility for managing and overseeing the Company as a global enterprise.

TOTAL DIRECT ANNUAL COMPENSATION TARGETS FOR 2023

For 2023, the Committee established the following total direct annual compensation targets for our named executive officers based on their roles and responsibilities, prior year performance, experience in their current positions and competitive market data:

NAME	2023 TOTAL DIRECT ANNUAL COMPENSATION TARGET ($)
Joseph F. Woody	7,233,917
Michael C. Greiner	2,969,000
Kerr W. Holbrook	2,096,000
Mojirade James	1,911,000
Sudhakar Varshney	1,433,600
William D. Haydon[1]	—

[1] On January 10, 2023, the Company and Mr. Haydon entered into a Severance and Separation Agreement pursuant to which Mr. Haydon's employment with the Company terminated effective March 31, 2023. As a result, no annual compensation target was established for Mr. Haydon for 2023.

EXECUTIVE COMPENSATION FOR 2023

To help achieve the objectives discussed above, our executive officer compensation program for 2023 consisted of fixed and performance-based components, as well as short-term and long-term components.

BASE SALARY

To attract and retain high-caliber executives, we pay our executive officers an annual fixed salary that we believe to be competitive in the marketplace.

The Compensation Committee annually reviews salary ranges and individual salaries for executives. Salary adjustments generally are made effective on April 1 of each year. In determining individual salaries, the Compensation Committee considers salary levels for similar positions at our peer group companies, as well as the executive officer's performance and experience in his or her position. This performance evaluation is based on how the executive officer performed during the prior year against results-based objectives established at the beginning of

the prior year. In general, an experienced executive officer who is performing at a satisfactory level will receive a base salary at or around the median of our peer group. However, the Compensation Committee may set an executive officer's base salary above or below the median depending on the officer's experience and performance. From time to time, if warranted, executive officers may receive additional salary increases because of promotions, changes in duties and responsibilities, retention concerns, or market conditions.

The following table shows the 2023 base salaries in effect for each named executive officer during the year.

NAME	2023 BASE SALARY BEFORE APRIL 1 ($)	2023 BASE SALARY AFTER APRIL 1 ($)
Joseph F. Woody	1,015,417	1,015,417
Michael C. Greiner	520,000	570,000
Kerr W. Holbrook	405,000	500,000[1]
Mojirade James	445,000	460,000
Sudhakar Varshney	446,000	446,000
William Haydon[2]	405,000	—

[1] Mr. Holbrook's salary was increased to $435,000 in April 2023 and to $500,000 in October 2023 to reflect his increased job responsibilities.

[2] Mr. Haydon's employment with the Company terminated effective March 31, 2023.

2023 ANNUAL CASH INCENTIVE PROGRAM

Consistent with our pay-for-performance compensation objective, our executive compensation program includes an annual cash incentive program to motivate and reward executives to achieve annual performance objectives established by the Compensation Committee.

Target Payment Amounts and Range Of Possible Payouts For 2023 Annual Cash Incentive Program

At the beginning of the year, the Compensation Committee set each executive officer's target

payment amount (expressed as a percentage of base salary) under the 2023 annual cash incentive program. Depending on the level of achieved performance against predetermined performance goals, our executive officers could earn between 0% and 200% of their target payment amount. The Committee determined target payment amounts and range of payout based principally on competitive market data.

The following table shows the target payment amounts and range of possible payouts for each named executive officer in 2023:

ΛVΛNOS

Name	Target Payment Amount[1]	Range of Potential Payout
Joseph F. Woody	120% of base salary	0% – 200% of target payment amount
Michael C. Greiner	70% of base salary	0% – 200% of target payment amount
Kerr W. Holbrook	60% of base salary	0% – 200% of target payment amount
Mojirade James	60% of base salary	0% – 200% of target payment amount
Sudhakar Varshney	60% of base salary	0% – 200% of target payment amount
William D. Haydon	—[2]	—[2]

[1]   Target Payment Amount is a percentage of actual base salary paid to the executive during the year.

[2]   On January 10, 2023, the Company and Mr. Haydon entered into a Severance and Separation Agreement pursuant to which Mr. Haydon's employment with the Company terminated effective March 31, 2023. As a result, no cash incentive target was established for Mr. Haydon for 2023.

Payment amounts under the annual cash incentive program depend on achieved performance measured against performance goals generally established at the beginning of the year by the Compensation Committee. These performance goals are derived from our financial goals and business objectives.

For 2023, the Compensation Committee approved the following performance measures for the annual cash incentive program: (i) adjusted net sales; (ii) adjusted EBITDA; and (iii) strategic

initiatives. The Compensation Committee decided to use strategic initiatives to promote a focus on the key longer-term success elements of the Company's strategic plan.

The following table shows the 2023 performance goals and weights established for each of our named executive officers (other than William D. Haydon, whose employment with the Company terminated effective March 31, 2023 and for whom no 2023 performance goals were established).

Performance Goal	Weight
Adjusted Net Sales	20%
Adjusted EBITDA	40%
Strategic Initiatives	40%

For 2023, the Committee set the following financial goals and corresponding payout percentages at the indicated level of performance:

Measure	Range of Performance Levels		
	Threshold	Target	Maximum
Adjusted net sales (millions)	$790	$820	$850
Adjusted EBITDA (millions)	$129	$145	$161
Initial payout percentage	0%	100%	200%

The following table explains how the Compensation Committee determined adjusted net sales and adjusted EBITDA and the rationale

for the Committee's selection of the 2023 performance measures.

2023 Goal	Explanation	Reason for use as a Performance Measure
Adjusted net sales	Adjusted net sales for 2023 on a constant currency basis.	To promote a focus on overall growth, which ultimately drives profitability.
Adjusted EBITDA	EBITDA adjusted for incremental expenses arising from restructuring expenses, post-divestiture transition charges, certain litigation costs and acquisition and integration charges.	To manage profitability and to focus on controlling costs to generate free cash flow.
Strategic initiatives	Designed to be consistent with key activities and easily measured at the end of the year	To promote a focus on the key longer-term success elements of the Company's strategic plan.

For 2023, the Compensation Committee set the Strategic Initiatives and the corresponding initial payout percentages at the following levels:

Strategic Initiative
Identify an additional $10 million of program savings in connection with the three-year transformation process approved in January 2023 (the "Transformation Process")
Sign and close a definitive agreement to sell the Company's Respiratory Health ("RH") business
Sign and announce two "tuck-in" acquisitions; develop and approve associated integration plans; and align on post-closing synergies

The Compensation Committee was tasked with reviewing the Company's execution against the three strategic initiatives to collectively and holistically determine the achieved payout, with a payout range of 0% to 300%. The Compensation Committee had the discretion to determine the award amount for strategic initiatives based upon the results achieved at the end of 2023.

Actual results and actual payout percentages

For 2023, the Compensation Committee determined that the Company's adjusted net sales (as calculated for purposes of determining the annual cash incentive payout) were $803.2 million and its adjusted EBITDA (as calculated for purposes of determining the annual cash incentive payout) was $132.6 million, resulting in a 44.7% payout percentage on the adjusted net sales factor and a 22.7% payout percentage on the

adjusted EBITDA factor. Further, the Compensation Committee determined that the Company achieved a 166.7% payout on the strategic initiative component as a result of: (i) the program savings actually identified in connection with the Transformation Process; (ii) the successful sale of the RH business in October 2023; and (iii) the closing of the acquisition of Diros Technology Inc. in July 2023. As a result, the Committee determined that the 2023 payout percentage for our named executive officers was 84.7%.

Annual Cash Incentive Payouts for 2023

The following table shows the payout opportunities and the actual payouts of annual cash incentives for 2023 for each of our named executive officers. Payouts were based on the payout percentages for each element, weighted for each executive as shown above.

NAME	ANNUAL INCENTIVE TARGET OPPORTUNITY		ANNUAL INCENTIVE MAXIMUM OPPORTUNITY		ACTUAL 2023 ANNUAL INCENTIVE PAYOUT	
	% OF BASE SALARY	AMOUNT ($)	% OF TARGET	AMOUNT ($)	% OF TARGET	AMOUNT ($)
Joseph F. Woody	120%	1,218,500	200%	2,437,000	84.7%	1,032,070
Michael C. Greiner	70%	390,250	200%	780,500	84.7%	333,012
Kerr W. Holbrook	60%	264,500	200%	529,000	84.7%	224,031
Mojirade James	60%	274,500	200%	549,000	84.7%	232,502
Sudhakar Varshney	60%	267,600	200%	535,200	84.7%	226,657
William D. Haydon[1]	—%	—	—%	—	0.0%	—

[1] On January 10, 2023, the Company and Mr. Haydon entered into a Severance and Separation Agreement pursuant to which Mr. Haydon's employment with the Company terminated effective March 31, 2023. As a result, no cash incentive target was established for Mr. Haydon for 2023.

Compensation Committee believes that the 2023 annual incentive payout is consistent with the pay-for-performance objective of our executive officer compensation program.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Our executive officers receive annual long-term equity incentive grants as part of their overall compensation package. These awards are consistent with the objectives of aligning our senior leaders' interests with the financial interests of our stockholders, focusing on our long-term success, supporting our performance-oriented environment, and offering competitive compensation packages.

Prior to April 29, 2021, all long-term equity incentive grants were made under the Avanos Medical, Inc. Equity Participation Plan (the "Prior Plan"). All long-term equity incentive grants made since April 29, 2021 have been and will be made under the Avanos Medical, Inc. 2021 Long Term Incentive Plan, as amended (the "2021 Plan"). The Prior Plan and the 2021 Plan are collectively referred to herein as the "Equity Participation Plans."

Information regarding long-term equity incentive awards granted to our named executive officers can also be found under "Summary Compensation" and "Grants of Plan-Based Awards."

2023 Grants

In determining the 2023 long-term equity incentive award grants for our named executive officers, the following factors were considered by the Compensation Committee, among others: the specific responsibilities and performance of the executive, business performance, retention needs, stock price performance, peer group compensation data and other market factors. Equity grants made in prior years were not considered when the Committee determined the 2023 target values or awards.

Determination of Target Value for 2023 Equity Awards

Based on the factors discussed above, and consistent with its commitment to return to a long-term incentive mix with a higher proportion of PRSUs, the Compensation Committee approved the following allocation of target grant value between TRSUs and PRSUs for each executive officer's 2023 equity awards:

- TRSUs — 50% of the target grant value.
- PRSUs — 50% of the target grant value.

In 2023, consistent with its commitment to return to a long-term incentive mix with a higher proportion of performance-based restricted stock units ("PRSUs") compared to time-based restricted stock units ("TRSUs"), the Committee granted a mix of 50% TRSUs and 50% PRSUs (compared to 75% TRSUs and 25% PRSUs in 2021 and 60% TRSUs and 40% PRSUs in 2022). The Compensation Committee believes this greater reliance on PRSUs supports the pay-for-performance and stockholder alignment objectives of our executive officer compensation program.

For 2023, the Compensation Committee approved the following annual long-term equity incentive awards to our named executive officers:

NAME	Target Grant Value of LTI Awards ($)	TRSUs Awarded ($)	TRSUs Awarded (#)	Target PRSUs Awarded ($)	Target PRSUs Awarded (#)
Joseph F. Woody	5,000,000	2,500,000	86,547	2,500,000	86,547
Michael C. Greiner	2,000,000	1,000,000	34,619	1,000,000	34,619
Kerr W. Holbrook	1,400,000	700,000	24,233	700,000	24,233
Mojirade James	1,175,000	587,500	20,339	587,500	20,339
Sudhakar Varshney	720,000	360,000	12,463	360,000	12,463
William D. Haydon[1]	—	—	—	—	—

[1] On January 10, 2023, the Company and Mr. Haydon entered into a Severance and Separation Agreement pursuant to which Mr. Haydon's employment with the Company terminated effective March 31, 2023. As a result, no long-term equity incentive target was established for Mr. Haydon for 2023.

The Compensation Committee used the following methodology to determine the number of TRSUs and PRSUs to grant to each named executive officer: (i) the number of TRSUs granted equaled the quotient of a named executive officer's TRSUs target value divided by the average closing price of the Company's common stock over 10 trading days up to and including the grant date and (ii) the number of target PRSUs granted equaled the quotient of a named executive officer's PRSUs target value divided by the average closing price of the Company's common stock over 10 trading days up to and including the grant date.

The 2023 target equity amounts differ from the amounts shown in the "Summary Compensation Table" because the annual cash incentive compensation included in the table above represents the value used by the Committee to determine the number of TRSUs and PRSUs to grant, while the Summary Compensation Table reflects the grant date value of these awards for accounting purposes.

One-third of the 2023 TRSUs will vest on each of the first, second and third anniversary of their award date, meaning such TRSUs will be fully vested on March 6, 2026, conditioned upon the grantee's continuing employment with the Company on the applicable vesting date.

The 2023 PRSUs will vest on March 6, 2026, conditioned upon the grantee's continuing employment with the Company through that date. The actual number of shares to be received upon vesting of the 2023 PRSUs will be determined as described below.

Each executive officer will receive one share of Company common stock for each vested TRSU and PRSU at the time of settlement.

PRSU Performance Goals and Potential Payouts 2023 PRSUs

For the PRSUs granted in 2023, the actual number of shares to be received by our named executive officers can range from zero to 200 percent of the target level established by the Compensation Committee for each executive, depending on the degree to which the performance objectives for these awards are met over the three-year period from 2023 through 2025. The performance goals of the PRSUs granted in 2023 are based on the Company's free cash flow and year-over-year return on invested capital ("ROIC"). The 2023 PRSUs will vest on March 6, 2026, conditioned upon the grantee's continuing employment with the Company through that date.

The annual performance goals and potential payouts at varying levels of free cash flow and ROIC performance for the 2023 PRSUs were set by the Compensation Committee in February 2023. Performance against the goals is measured annually, with a specified increase in each year's actual ROIC performance serving as the baseline for the following year's ROIC performance objective.

The 2023 performance goals and potential payouts at varying levels of performance for the 2023 PRSUs are as described below, with payouts between the levels determined on a straight-line basis. Each goal (free cash flow and year-over-year ROIC) is weighted equally. In February 2024, the Compensation Committee evaluated the results of the Company's 2023 performance for free cash flow and year-over-year ROIC. The following table shows the actual performance against the goals.

ΔVΔNOS

2023 Goals for 2023 PRSUs	Weight	Threshold	Target	Maximum	Actual Performance	Projected Payout
Free cash flow	50%	$55m	$70m	$85m	$57m	28.6%
Payout (% of target)			50%	100%	200%	
Year-over-year ROIC	50%	4.5%	5.5%	6.5%	4.9%	35.0%
Payout (% of target)			50%	100%	200%	
					Total Projected 2023 Payout	63.6%

As a result of the Company's performance in 2023, the 2023 portion of the 2023 PRSUs will vest at 63.6% of target when the 2023 PRSUs vest in March 2026. The 2023 performance will be combined with the 2024 and 2025 performance to determine the final payout at the end of the 2023 PRSUs' three-year vesting period.

2022 PRSUs

The PRSUs granted in 2022 have a payout range from zero to 200 percent of the target level established by the Compensation Committee for each executive. Performance of the 2022 PRSUs is measured over the three-year period from 2022 through 2024. The performance goals of the 2022 PRSUs are based on year-over-year net sales

growth and ROIC. The 2022 PRSUs will vest on March 4, 2025, conditioned upon the grantee's continuing employment with the Company through that date.

The 2023 performance goals and potential payouts at varying levels of performance for the 2022 PRSUs are as described below, with payouts between the levels determined on a straight-line basis. Each goal (year-over-year net sales growth and ROIC) is weighted equally. In February 2024, the Compensation Committee evaluated the results of the Company's 2023 performance for year-over-year net sales growth and ROIC. The following table shows the actual performance against the goals.

2023 Goals for 2022 PRSUs	Weight	Threshold	Target	Maximum	Actual Performance	Projected Payout
Year-over-year net sales growth	50%	2.5%	4.5%	6.0%	0%	0%
Payout (% of target)			50%	100%	200%	
Year-over-year ROIC	50%	5.9%	6.9%	7.9%	5.1%	0%
Payout (% of target)			50%	100%	200%	
					Total Projected 2023 Payout	0%

As a result of the Company's performance in 2022, the 2022 portion of the 2022 PRSUs will vest at 120% of target when the 2022 PRSUs vest in March 2025. As a result of the Company's performance in 2023, the 2023 portion of the 2022 PRSUs will vest at zero percent of target when the 2022 PRSUs vest in March 2025. The 2022 and 2023 performance will be combined with the 2024 performance to determine the final payout at the end of the 2022 PRSUs' three-year vesting period.

2021 PRSUs

The PRSUs granted in 2021 were similar to the PRSUs granted in 2022, with a payout range from zero to 200 percent of the target level established by the Compensation Committee for each executive. Performance of the 2021 PRSUs is measured over the three-year period from 2021

through 2023. The performance goals of the 2021 PRSUs are based on year-over-year net sales growth and ROIC. The 2021 PRSUs will vest on March 17, 2024. The 2023 performance goals and potential payouts at varying levels of performance for the 2021 PRSUs were the same as the 2023 performance goals and potential payouts for the 2022 PRSUs, as described above.

As a result of the Company's performance in 2021, the 2021 portion of the 2021 PRSUs will vest at 119.5% of target when the 2021 PRSUs vest on March 17, 2024. As a result of the Company's performance in 2022, the 2022 portion of the 2021 PRSUs will vest at 120% of target when the 2021 PRSUs vested on March 17, 2024. As a result of the Company's performance in 2023, the 2023 portion of the 2021 PRSUs will vest at zero percent of target when the 2021 PRSUs vest on March 17, 2024. Combining the Company's performance in 2021, 2022 and 2023, the 2021 PRSUs will in

aggregate vest at 79.8% of target when the 2021 PRSUs vest on March 17, 2024.

BENEFITS AND OTHER COMPENSATION

Retirement Benefits

In 2023, the Company contributed on behalf of each named executive officer certain amounts to the Avanos Medical, Inc. 401(k) Plan (the "401(k) Plan") and certain credits to the Avanos Medical, Inc. Non-Qualified 401(k) Plan (the "Non-Qualified 401(k) Plan"). The Company does not have a defined benefit pension plan in the United States, and none of our named executive officers participate in any Company defined benefit pension plans.

The 401(k) Plan and Non-Qualified 401(k) Plan are consistent with those maintained by our peer group companies and are necessary to remain competitive for recruiting and retaining executive talent. The 401(k) Plan is offered generally to all employees. The Committee believes that these retirement benefits are important parts of our compensation program. For more information, see "Non-Qualified Defined Compensation — Overview of Qualified and Non-Qualified Plans."

Other Compensation

We believe the perquisites provided to our executive officers are minimal and at or below the median of those provided by our peer group. In addition, the Company does not provide tax

reimbursement or gross-ups for perquisites offered to executive officers, except for certain relocation benefits.

Severance Pay Plan

Our Severance Pay Plan provides severance benefits to most of our U.S. hourly and salaried employees, including our named executive officers, in the event they are involuntarily terminated under the circumstances described in the plan. The objective of this plan is to facilitate the employee's transition to his or her next

position, and not as a reward for the employee's past service.

See "Potential Payments on Termination or Change of Control" for information regarding amounts payable under the Severance Pay Plan.

Executive Severance Plan

Our Executive Severance Plan provides severance benefits to eligible executives, including our named executive officers, in the event of a qualified termination of employment (as defined in the plan) in connection with a change of control. For an eligible employee to receive a payment under this plan: (i) a change of control of the Company must occur and (ii) the executive must have been involuntarily terminated without cause or have resigned for good reason (as defined in the plan) within two years of the change of control (often referred to as a "double trigger"). The

objective of this plan is to encourage the executive to stay with the Company in the event of a change of control transaction to ensure a smooth transition. Each of our named executive officers participates in the Executive Severance Plan (other than William D. Haydon, who ceased to participate in the Executive Severance Plan when his employment with the Company terminated on March 31, 2023).

See "Potential Payments on Termination or Change of Control" for information regarding amounts payable under the Executive Severance Plan.

Additional Information About Our Compensation Practices

As a matter of sound governance, we follow certain practices with respect to our Covered Officer compensation program. We regularly review and evaluate our Covered Officer compensation practices in light of regulatory developments, market standards and other considerations.

Use of Independent Compensation Consultant

The Compensation Committee engaged Meridian as its independent consultant to assist it in determining the appropriate Covered Officer compensation under our compensation policies described above. Consistent with the Committee's policy in which its independent consultant may provide services only to the Committee, Meridian had no other business relationship with the Company and received no payments from us other than fees and expenses for services to the Committee. See "Corporate Governance-Compensation Committee" for information about the use of compensation consultants.

Role of the Chief Executive Officer in Compensation Decisions

Our CEO makes a recommendation to the Compensation Committee each year on the appropriate target annual compensation for each of the other Covered Officers. The Committee makes the final determination of the target annual compensation for each such Covered Officer, including our CEO. While our CEO typically attends Committee meetings, none of the other Covered Officers is present during the portion of the Committee's meetings when compensation for such Covered Officers is set. In addition, our CEO is not present during the portion of the Committee's meetings when his compensation is set.

Adjustment of Financial Measures for Annual and Long-Term Equity Incentives

Financial measures for the annual and long-term incentive programs are developed based on expectations about our planned activities and reasonable assumptions about the performance of our key business drivers for the applicable period. From time to time, however, discrete items or events may arise that were not contemplated by these plans or assumptions. These could include accounting and tax law changes, tax credits from items not within the ordinary course of our business operations, restructuring and write-off charges, significant acquisitions or dispositions, and significant gains or losses from litigation matters.

Under the Compensation Committee's exception guidelines regarding our incentive program measures, the Committee may adjust in the future the calculation of financial measures for the incentive programs to eliminate the effect of the types of items or events described above. In making these adjustments, the Committee's policy is to seek to neutralize the impact of the unexpected or unplanned items or events, whether positive or negative, in order to provide consistent and equitable incentive opportunities that the Committee believes are reflective of our performance. In considering whether to make a particular adjustment under its guidelines, the Committee will review whether the item or event was one for which management was responsible and accountable, treatment of similar items in prior periods, the extent of the item's or event's impact on the financial measure, and the item's or event's characteristics relative to normal and customary business practices. Generally, the Committee will apply an adjustment to all compensation that is subject to that financial measure.

Pricing and Timing of Stock Option and Other Equity Grants

Our policies and our Equity Participation Plans require stock options to be granted at no less than the closing price of our common stock on the date of grant. PRSU, TRSU and/or stock option grants to our executive officers are approved by the Compensation Committee, and the grants are effective on the date of such approval. Historically, our practice has been to make the annual grant of PRSUs, TRSUs and stock options to our executive officers in early March of each year, approximately two weeks following the filing of the Company's Annual Report on Form 10-K for the prior year. However, if the approval occurs during a period when we do not permit insiders to trade Company common stock (a "Blackout Period"), the stock option grants will not be effective until the first business day following the end of the Blackout Period. Our Blackout Periods typically end at 11:59 p.m. on the day we issue our quarterly earnings press releases. Our executives are not permitted to choose the grant date for their individual PRSU, TRSU or stock option grants.

Our CEO has been delegated the limited authority to approve equity grants, including stock options, to employees for recruiting and special employee recognition and retention purposes. These grants were capped at 125,000 shares in 2023 and may not exceed 125,000 shares in calendar year 2024. Our CEO is not permitted to make any grants to any of our executive officers.

Incentive Compensation Clawback Policy

The Company has adopted an Incentive Compensation Clawback Policy (the "Clawback Policy") that complies with the revised listing standards relating to clawbacks adopted by the NYSE in 2023.

Under the Clawback Policy, if the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the federal securities laws, the Company is required to recover all "Erroneously Awarded Compensation" received by any person who served as an executive officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement, plus any transition period (resulting from a change in the Company's fiscal year) within or immediately following those three completed fiscal years.

The Clawback Policy defines "Erroneously Awarded Compensation" as the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts.

The Clawback Policy also entitles the Compensation Committee to designate other non-executive employees of the Company to be subject to the provisions of the Clawback Policy. The Compensation Committee has decided to apply the Clawback Policy to all Company employees with a title of Vice President or higher.

The Clawback Policy is included as Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 31, 2023.

Stock Ownership Guidelines

We strongly believe that the financial interests of our board members and our executive officers should be aligned with those of our stockholders.

Accordingly, we have established the following stock ownership guidelines for our board members and executive officers:

TARGET STOCK OWNERSHIP AMOUNTS

Position	Ownership Level
Board Members	Five times annual cash retainer amount
Chief Executive Officer	Five times annual base salary
Other named executive officers	Two times annual base salary

In determining whether our stock ownership guidelines have been met, any restricted share units and TRSUs held are counted as owned, but PRSUs are excluded until they vest. The Committee annually reviews executive officer stock ownership levels for compliance with these guidelines.

Our Board members and executive officers have five years within which to come into compliance with stock ownership guidelines. Currently, all our Outside Directors (other than Dr. Lisa Egbuonu-Davis, who was appointed to the Board effective March 6, 2023), our CEO and three of our other named executive officers (not including William D. Haydon, whose employment with the Company terminated on March 31, 2023) meet the guideline requirements. The Committee expects that all of our executive officers will meet the requirements within the required compliance period based on annual grants under the Equity Participation Plans. However, the performance of our stock price and the failure of PRSUs to vest may cause one or more of the executive officers not to meet the guidelines. In response, the Committee instituted a policy requiring our executive officers to retain at least 50% of the shares acquired under our Equity Participation Plans, whether through the vesting of restricted share units or the exercise of vested stock options, until such time as the executive officer meets our share ownership guidelines. Executive officers subject to this retention policy will be permitted to surrender shares upon vesting or exercise for payment of taxes and to pay the exercise price and taxes on stock options.

Insider Trading Policy

The Company has adopted a Policy on Insider Trading and Tipping (the "Insider Trading Policy"), which sets out policies and procedures governing the purchase, sale and other dispositions of our securities by the Company's directors, officers and employees. The Insider Trading Policy is included as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2023.

Under the Insider Trading Policy, all executive officers are required to pre-clear transactions involving our common stock (and other securities related to our common stock) with our Legal Department.

The Insider Trading Policy also prohibits our executive officers from engaging in transactions that hedge an executive officer's economic risk of owning shares of our common stock. Thus, our executive officers may not engage in hedging transactions in the Company's shares such as puts, calls, prepaid variable forwards, equity swaps, collars and other derivative securities on an exchange or in any other organized market.

Further, under the Insider Trading Policy our executive officers may not engage in short sales of the Company's shares, meaning sales of shares that are not owned at the time of sale. Additionally, the Insider Trading Policy prohibits our executives from pledging shares of our common stock owned by them as collateral for loans or other obligations.

Compensation Committee Report

In accordance with its written charter adopted by the Board, the Compensation Committee of the Company has oversight of compensation policies designed to align executive officers' compensation with the Company's overall business strategy, values, and management initiatives. In discharging its oversight responsibility, the Committee has retained an independent compensation consultant to advise the Committee regarding market and general compensation trends.

The Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company's management, which has the responsibility for preparing the Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2023.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
Gary Blackford, Chair
Patrick O'Leary
Dr. Julie Shimer

Analysis of Compensation-Related Risks

The Compensation Committee has reviewed an assessment of our compensation programs for our employees, including our executive officers, to analyze the risks arising from our compensation systems. The Committee's independent consultant assisted with the review of our executive compensation programs.

Based on this assessment, the Committee believes that the design of our compensation programs, including our executive compensation program, does not encourage our executives or employees to take excessive risks and that the risks arising from these programs are not reasonably likely to have a material adverse effect on the Company.

Several factors contributed to the Committee's conclusion, including:

- The Committee believes the Company maintains a values-driven, ethics-based culture supported by a strong tone at the top.

- The performance targets for annual cash incentive programs are selected to ensure that they are reasonably attainable in a manner consistent with the Company's business plans without encouraging executives or employees to take inappropriate risks.

- An analysis by the Committee's consultant indicated that our compensation programs are consistent with those of our peer group. In addition, the analysis noted that target levels for direct annual compensation are compared to the median of our peer group.

- The Committee believes the allocation among the components of direct annual compensation provides an appropriate balance between annual and long-term incentives, total fixed, and performance-based compensation.

- Annual cash incentives and long-term performance-based restricted share unit awards under our executive compensation program are capped at a reasonable percent of the target award, and all other material non-executive cash incentive programs are capped at reasonable levels, which the Committee believes protects against disproportionately large incentives.

- The Committee believes the performance measures and the multi-year vesting features of the long-term equity incentive compensation component encourage participants to seek sustainable growth and value creation.

- The Committee believes inclusion of share-based compensation through the long-term equity incentive compensation component encourages appropriate decision-making that is aligned with the long-term interests of stockholders.

- Our stock ownership guidelines further align the interests of management and stockholders.

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table contains information concerning compensation awarded to, earned by, or paid to the Company's named executive officers by the Company for the years 2021 through 2023. Additional information regarding the items reflected in each column follows the table.

NAME AND PRINCIPAL POSITION	YEAR[1]	SALARY ($)	BONUS ($)	STOCK AWARDS ($)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)	TOTAL[6] ($)
Joseph F. Woody	2023	1,015,417	—	5,000,686	—	1,032,070	—	166,390	7,214,563
Chief Executive Officer	2022	1,003,338	—	4,499,864	—	1,282,870	—	86,301	6,872,373
	2021	960,027	—	3,801,785	—	574,096	—	142,279	5,478,186
Michael C. Greiner[1]	2023	557,500	—	2,000,286	—	333,012	—	95,904	2,986,702
Senior Vice President, Chief Financial Officer and Chief	2022	513,605	—	1,699,959	—	399,728	—	27,120	2,640,411
Transformation Officer	2021	490,802	—	1,013,835	—	178,652	—	41,667	1,724,957
Kerr W. Holbrook[2]	2023	440,833	—	1,400,183	—	224,031	—	82,750	2,147,797
Senior Vice President and Chief Commercial Officer	2022	400,000	—	719,976	—	288,308	—	28,564	1,436,848
	2021	357,501	55,000	608,263	—	168,894	—	30,146	1,219,804
Mojirade James[3]	2023	457,500	—	1,175,187	—	232,502	—	38,663	1,903,852
Senior Vice President, General Counsel and Secretary	2022	440,004	—	1,124,966	—	293,525	—	26,005	1,884,500
	2021	304,355	100,000	—	—	—	—	—	404,355
Sudhakar Varshney[4]	2023	446,000	300,000	720,112	—	226,657	—	45,687	1,738,456
Senior Vice President, Global Supply Chain and Procurement	2022	59,458	—	—	—	—	—	—	59,458
William D. Haydon[5]	2023	114,879	300,000	—	—	—	—	1,021,677	1,436,556
Senior Vice President and General Manager, Pain	2022	400,000	—	719,976	—	194,014	—	17,450	1,331,440
Franchise	2021	385,001	—	608,263	—	86,856	—	125,429	1,205,549

[1] Mr. Greiner assumed the additional role of Chief Transformation Officer on January 10, 2023; prior thereto, he served as Senior Vice President, Chief Financial Officer.

[2] Mr. Holbrook was appointed to the position of Senior Vice President and Chief Commercial Officer on January 10, 2023; prior thereto, he served as Senior Vice President and General Manager, Chronic Care.

[3] Ms. James joined the Company in July 2021 and became a named executive officer in 2022.

[4] Mr. Varshney joined the Company in November 2022 and became a named executive officer in 2023.

[5] On January 10, 2023, the Company and Mr. Haydon entered into a Severance and Separation Agreement pursuant to which: (i) Mr. Haydon's employment with the Company terminated effective March 31, 2023; (ii) the Company paid Mr. Haydon a one-time lump sum cash severance payment equal to $972,000; (iii) the Company agreed to pay 100% of Mr. Haydon's monthly COBRA premiums for a period of 12 months following his separation from service; (iv) the Company agreed to provide Mr. Haydon with outplacement services for a period of six months following his separation from service; and (v) Mr. Haydon received a $300,000 cash bonus due to his meeting certain performance metrics prior to his separation from service.

[6] Totals may not add due to rounding.

Salary. The amounts in this column represent base salary earned during the year and, with respect to Mr. Haydon, accrued but unused vacation that was paid out in cash upon the termination of his employment.

Bonus. The amounts in this column reflect: (i) a cash payment to Ms. James in connection with assuming her position in 2021; (ii) a cash payment to Mr. Holbrook for his outstanding performance in 2021; (iii) a cash payment paid to Mr. Varshney in 2023 in connection with assuming his position; and (iv) a $300,000 cash bonus paid to Mr. Haydon in 2023 pursuant to the terms of his Severance and Separation Agreement due to his meeting certain performance metrics prior to his separation from service.

Stock Awards and Option Awards. The amounts in these columns reflect the grant date fair value, computed in accordance with ASC Topic 718, of restricted share unit awards and stock options, respectively, granted under the Equity Participation Plans in 2023, 2022, and 2021. See Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended

December 31, 2023 for the assumptions used in valuing and expensing these restricted share units and stock option awards in accordance with ASC Topic 718.

The value of PRSUs, which are subject to performance conditions, is set forth below: (i) based on their grant date value and (ii) assuming that the highest level of performance conditions is achieved.

NAME	YEAR	STOCK AWARDS AT GRANT DATE VALUE[1] ($)	STOCK AWARDS AT HIGHEST LEVEL OF PERFORMANCE CONDITIONS ($)
Joseph F. Woody	2023	2,500,000	5,000,000
	2022	1,800,000	3,600,000
	2021	937,500	1,875,000
Michael C. Greiner	2023	1,000,000	2,000,000
	2022	680,000	1,360,000
	2021	250,000	500,000
Kerr W. Holbrook	2023	700,000	1,400,000
	2022	288,000	576,000
	2021	150,000	450,000
Mojirade James	2023	587,500	1,175,000
	2022	450,000	900,000
	2021	—	—
Sudhakar Varshney	2023	360,000	720,000
	2022	—	—
William Haydon	2023	—	—
	2022	288,000	576,000
	2021	150,000	300,000

[1] The grant date value of the PRSUs awarded in 2023, 2022 and 2021 was based on the closing price of the Company's common stock over the 10 trading days up to and including the grant date.

Non-Equity Incentive Plan Compensation. The amounts in this column represent the annual cash incentive payments. These amounts were earned during the years indicated and were paid to the Company's named executive officers in the following year.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. Each of the Company's named executive officers participated in the Company's Non-Qualified 401(k) Plan, a non-qualified defined contribution plan. Earnings on this plan are not included in the Summary Compensation Table because the earnings were not above-market or preferential. See "Nonqualified Defined Compensation" below for a discussion of this plan and each named executive officer's earnings under the plan in 2023.

All Other Compensation. All other compensation consists of the following:

NAME	YEAR	PERQUISITES ($)[1]	DEFINED CONTRIBUTION PLAN AMOUNTS ($)[2]	SEPARATION-RELATED PAYMENTS[3]	TAX REIMBURSEMENTS ($)[4]	TOTAL ($)[5]
Joseph F. Woody	2023	27,234	116,784	—	22,372	166,390
	2022	—	86,301	—	—	86,301
	2021	—	142,279	—	—	142,279
Michael C. Greiner	2023	29,852	53,197	—	12,855	95,904
	2022	—	27,120	—	—	27,120
	2021	—	41,667	—	—	41,667
Kerr W. Holbrook	2023	30,597	38,977	—	13,176	82,750
	2022	—	28,564	—	—	28,564
	2021	621	29,427	—	98	30,146
Mojirade James	2023	—	38,663	—	—	38,663
	2022	—	26,005	—	—	26,005
	2021	—	13,081	—	—	13,081

NAME	YEAR	PERQUISITES ($)[1]	DEFINED CONTRIBUTION PLAN AMOUNTS ($)[2]	SEPARATION-RELATED PAYMENTS[3]	TAX REIMBURSEMENTS ($)[4]	TOTAL ($)[5]
Sudhakar Varshney	2023	1,130	44,557	—	—	45,687
	2022	—	—	—	—	—
William D. Haydon	2023	—	49,677	972,000	—	1,021,677
	2022	—	17,450	—	—	17,450
	2021	60,727	20,370	—	44,332	125,429

[1] The perquisites for Messrs. Woody, Greiner and Holbrook in 2023 reflect the cost to the Company of their attendance at a global sales appreciation event. The perquisites for Mr. Varshney in 2023 and for Messrs. Holbrook and Haydon in 2021 reflect reimbursement for expenses in connection with their relocation to the Atlanta area to assume their management roles.

[2] Matching contributions were made under the Avanos Medical 401(k) Plan and Non-Qualified 401(k) Plan in each year for each named executive officer.

[3] Pursuant to the Severance and Separation Agreement entered into between the Company and Mr. Haydon on January 10, 2023, the Company paid Mr. Haydon a one-time lump sum cash severance payment equal to $972,000 following the termination of his employment on March 31, 2023.

[4] The amounts shown for Messrs. Woody, Greiner and Holbrook in 2023 reflect tax reimbursement for the imputed income attributable to their attendance at a global sales appreciation event. The amounts shown for Messrs. Haydon and Holbrook in 2021 reflect tax reimbursement under our executive relocation program in connection with their relocation to the Atlanta area to assume their new roles, as applicable.

[5] Totals may not add due to rounding.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth Company plan-based awards granted to the Company's named executive officers during 2023 on a grant-by-grant basis. No plan-based awards were granted to William D. Haydon during 2023.

NAME	GRANT TYPE	DATE COMMITTEE TOOK ACTION	GRANT DATE[2]	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($ / SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[3][4]
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Joseph F. Woody	Performance-based RSUs	3/6/2023	3/6/2023	—	—	—	43,276	86,547	173,094	—	—	—	$2,500,343
	Time-based RSUs	3/6/2023	3/6/2023	—	—	—	—	—	—	86,547	—	—	2,500,343
	Annual cash incentive award			—	1,218,500	2,437,000	—	—	—	—	—	—	
Michael C. Greiner	Performance-based RSUs	3/6/2023	3/6/2023	—	—	—	17,310	34,619	69,238	—	—	—	1,000,143
	Time-based RSUs	3/6/2023	3/6/2023	—	—	—	—	—	—	34,619	—	—	1,000,143
	Annual cash incentive award			—	390,250	780,500	—	—	—	—	—	—	
Kerr W. Holbrook	Performance-based RSUs	3/6/2023	3/6/2023	—	—	—	12,117	24,233	48,466	—	—	—	700,091
	Time-based RSUs	3/6/2023	3/6/2023	—	—	—	—	—	—	24,233	—	—	700,091
	Annual cash incentive award			—	264,500	529,000	—	—	—	—	—	—	
Mojirade James	Performance-based RSUs	3/6/2023	3/6/2023	—	—	—	10,170	20,339	40,678	—	—	—	587,594
	Time-based RSUs	3/6/2023	3/6/2023	—	—	—	—	—	—	20,339	—	—	587,594
	Annual cash incentive award			—	274,500	549,000	—	—	—	—	—	—	
Sudhakar Varshney	Performance-based RSUs	3/6/2023	3/6/2023	—	—	—	6,232	12,463	24,926	—	—	—	360,056
	Time-based RSUs	3/6/2023	3/6/2023	—	—	—	—	—	—	12,463	—	—	360,056
	Annual cash incentive award			—	267,600	535,200	—	—	—	—	—	—	

(1) Represents the potential annual performance-based incentive cash payments each named executive officer could earn in 2023. These awards were granted under the Company's annual cash incentive program. Actual amounts earned in 2023 were based on the 2023 objectives established by the Compensation Committee. See "Compensation Discussion and Analysis — Annual Cash Incentive Program." At the time of the grant, the incentive payment could range from the threshold amount (i.e., zero) to the maximum amount depending on the extent to which the 2023 objectives were met. See "Target Payment Amounts And Range Of Possible Payouts For 2023 Annual Cash Incentive Program." The actual amounts paid in 2024 based on the 2023 objectives are set forth in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

(2) The grant date for each equity award is the effective date of each grant approved by the Compensation Committee. If the date on which the Committee takes action to approve a grant occurs during a blackout period, the grant is made effective as of a later date when the blackout period has expired. Our blackout periods typically expire at 11:59 p.m. Eastern Time on the day after we publicly release the results of the prior quarter.

(3) The number of TRSUs awarded was determined using an average closing price of the Company's common stock over the 10 trading days up to and including the grant date.

(4) The grant date fair value for each equity award is determined in accordance with ASC Topic 718. See Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for the assumptions used in valuing and expensing these restricted share units and stock option awards in accordance with ASC Topic 718.

DISCUSSION OF SUMMARY COMPENSATION AND PLAN-BASED AWARDS TABLES

The Company's executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards in 2023 table was paid or awarded, are described in the "Compensation Discussion and Analysis" above.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2023

The following table provides information about outstanding Company equity awards for the named executive officers as of December 31, 2023. All amounts shown in the table reflect outstanding equity awards granted under the Equity Participation Plans.

NAME	GRANT DATE	OPTION AWARDS[1] NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)[2]	OPTION EXPIRATION DATE	STOCK AWARDS NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[3]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[4]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS, OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[4]
Joseph F. Woody	3/6/2023	—	—	—	—	—	—	86,547	1,941,249
	3/6/2023	—	—	—	—	86,547	1,941,249	—	—
	3/4/2022	—	—	—	—	—	—	53,955	1,210,211
	3/4/2022	—	—	—	—	80,933	1,815,327	—	—
	3/17/2021	—	—	—	—	—	—	15,825	354,868
	3/17/2021	—	—	—	—	59,477	1,334,069	—	—
	5/7/2020	135,183	—	$28.87	5/7/2030	—	—	—	—
	5/7/2020	—	—	—	—	129,850	2,912,536	—	—
	5/8/2019	122,069	—	$43.59	5/8/2029	—	—	—	—
	5/3/2018	103,433	—	$52.10	5/3/2028	—	—	—	—
	5/3/2018	25,566	—	$52.10	5/3/2028	—	—	—	—
	6/26/2017	149,053	—	$39.93	6/26/2027	—	—	—	—
Michael C. Greiner	3/6/2023	—	—	—	—	—	—	34,619	776,504
	3/6/2023	—	—	—	—	34,619	776,504	—	—
	3/4/2022	—	—	—	—	—	—	20,383	457,191
	3/4/2022	—	—	—	—	30,575	685,797	—	—
	3/17/2021	—	—	—	—	—	—	4,219	94,632
	3/17/2021	—	—	—	—	15,861	355,762	—	—
	5/7/2020	38,187	—	28.87	5/7/2030	—	—	—	—
	5/7/2020	—	—	—	—	24,454	548,503	—	—
	5/7/2020	—	—	—	—	12,227	274,251	—	—
	1/2/2020	—	—	—	—	14,702[5]	329,766	—	—
Kerr W. Holbrook	3/6/2023	—	—	—	—	—	—	24,233	543,546
	3/6/2023	—	—	—	—	24,233	543,546	—	—
	3/4/2022	—	—	—	—	—	—	8,633	193,638
	3/4/2022	—	—	—	—	12,949	290,446	—	—
	3/17/2021	—	—	—	—	—	—	2,531	56,770
	3/17/2021	—	—	—	—	9,516	213,444	—	—
	5/7/2020	5,919	—	28.87	47,610	—	—	—	—
	5/7/2020	—	—	—	—	5,685	127,515	—	—
Mojirade James	3/6/2023	—	—	—	—	—	—	20,339	456,204
	3/6/2023	—	—	—	—	20,339	456,204	—	—
	3/4/2022	—	—	—	—	—	—	13,489	302,558
	3/4/2022	—	—	—	—	20,233	453,826	—	—
	7/20/2021	—	—	—	—	4,897[6]	109,840	—	—
Sudhakar Varshney	3/6/2023	—	—	—	—	—	—	12,463	279,545
	3/6/2023	—	—	—	—	12,463[7]	279,545	—	—
	11/14/2022	—	—	—	—	19,128	429,041	—	—
William D. Haydon	3/4/2022	—	—	—	—	—	—	8,633	193,638
	3/4/2022	—	—	—	—	12,949	290,446	—	—
	3/17/2021	—	—	—	—	—	—	3,172	71,148
	3/17/2021	—	—	—	—	9,516	213,444	—	—
	8/31/2020	—	—	—	—	6,173[8]	167,041	—	—

[1] Stock options become exercisable in three annual installments of 30 percent, 30 percent and 40 percent, beginning on the first anniversary of the grant date. All options become exercisable for three years upon death or total and permanent disability and for the earlier of five years or the remaining term of the options, upon retirement of the officer. In addition, options generally become exercisable upon a termination of employment following a change of control, and options granted to the named executive officers are subject to the Executive Severance Plan. See "Potential Payments on Termination or Change of Control" below. The options may be transferred by the officers to family members or certain entities in which family members have interests.

[2] The option price per share is equal to the closing price per share of the Company's common stock on the grant date.

[3] The amounts shown reflect outstanding TRSUs. The values are based on the closing price of our common stock on December 29, 2023 of $22.43 per share.

[4] The amounts shown reflect outstanding PRSUs. The values in these columns are based on the closing price of our common stock on December 29, 2023 of $22.43 per share. The PRSUs issued in 2021 will vest at 79.8% of target when they vest on

March 17, 2024. The values for the PRSUs issued in 2022 and 2023 assume they will payout at target. As of December 31, 2023, the PRSUs issued in 2022 were on pace to pay out at 60% of target and the PRSUs issued in 2023 were on pace to pay out at 63.6% of target.

(5) TRSUs granted to Mr. Greiner on January 2, 2020 as a signing bonus when he was appointed as the Company's Chief Financial Officer.

(6) TRSUs granted to Ms. James on July 20, 2021 as a signing bonus when she was appointed as the Company's Senior Vice President, General Counsel and Secretary.

(7) RSUs granted to Mr. Varshney on November 14, 2022 as a signing bonus when he was appointed as the Company's Senior Vice President, Global Supply Chain and Procurement.

(8) TRSUs granted to Mr. Haydon on August 31, 2020 as a signing bonus when he was appointed as the Company's Senior Vice President and General Manager, Pain Franchise.

Option Exercises and Stock Vested

The following table sets forth information concerning Company stock options exercised and stock awards vested during 2023 for the Company's named executive officers.

OPTION EXERCISES AND STOCK VESTED IN 2023:

	OPTION AWARDS		STOCK AWARDS	
NAME[1]	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Joseph F. Woody	—	—	156,557	3,903,566
Michael C. Greiner	—	—	61,472	1,575,916
Kerr W. Holbrook	—	—	9,958	262,836
Mojirade James	—	—	9,088	260,817
William D. Haydon	—	—	4,273	126,566

(1) Mr. Varshney is not included in this table because he had no stock awards vest or options exercised in the year ended December 31, 2023.

(2) The dollar amount in this column reflects the total pre-tax value received by Messrs. Woody, Greiner, Holbrook, Ms. James and Mr. Haydon upon the vesting of time-based RSUs (i.e., the number of shares vested multiplied by the closing price of the Company's common stock on the vesting date), including cash paid in lieu of fractional shares.

Pension Benefits

The Company does not offer a pension plan in the United States, and none of the Company's executive officers participate in a Company pension plan.

Nonqualified Defined Compensation

The following table sets forth information concerning the Company's non-qualified defined contribution plan for the Company's named executive officers during 2023.

NAME	PLAN	COMPANY CONTRIBUTIONS IN 2023 ($)[1]	AGGREGATE EARNINGS IN 2023 ($)[2]	AGGREGATE BALANCE AT DECEMBER 31, 2023
Joseph F. Woody	Non-Qualified 401(k) Plan	100,951	73,054	618,394
Michael C. Greiner	Non-Qualified 401(k) Plan	32,869	14,648	118,887
Kerr W. Holbrook	Non-Qualified 401(k) Plan	20,970	5,690	56,089
Mojirade James	Non-Qualified 401(k) Plan	22,163	3,267	36,722
Sudhakar Varshney	Non-Qualified 401(k) Plan	22,772	2,179	24,951
William D. Haydon	Non-Qualified 401(k) Plan	28,902	484	—

(1) Contributions consist of amounts accrued but not yet paid by the Company under the Non-Qualified 401(k) Plan. These amounts are included in the Summary Compensation Table and represent a portion of the Defined Contribution Plan Payments included in All Other Compensation.

(2) The amounts in this column show the changes in the aggregate account balance for the Company's named executive officers during 2023 that are not attributable to company contributions. Aggregate earnings are not included in the Summary Compensation Table because the earnings are not above-market or preferential.

Overview of Qualified and Non-Qualified Plans. The following is an overview of the Company's qualified and non-qualified plans offered to our executive officers as of December 31, 2023.

	Avanos Medical 401(k) Plan	Avanos Medical Non-Qualified 401(k) Plan
Purpose	To assist employees in saving for retirement.	To provide benefits to the extent necessary to fulfill the intent of the 401(k) Plan without regard to the limitations imposed by the Code on qualified defined contribution plans.
Eligible participants	Most employees.	Salaried employees impacted by limitations imposed by the Code on the 401(k) Plan.
Is the plan qualified under the Code?	Yes.	No.
Can employees make contributions?	Yes.	No.
Does the Company make contributions or match employee contributions?	The Company matches 100% of employee contributions on the first 4% of eligible compensation and 50% of the next 2%.	The Company provides credit to the extent the Company's contributions to the 401(k) Plan are limited by the Code.
When do account balances vest?	Immediately.	Immediately.
How are account balances invested?	Account balances are invested in certain designated investment options selected by the participant.	Account balances are credited with earnings and losses as if such account balances were invested in certain designated investment options selected by the participant.
When are account balances distributed?	Distributions of the participant's vested account balance are only available after termination of employment. Loans, hardship and certain other withdrawals are allowed prior to termination of employment for certain vested amounts under the 401(k) Plan.	Distributions of the participant's vested account balance are payable after termination of employment.

The Non-Qualified 401(k) Plan is not funded and represents a general obligation of the Company.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE OF CONTROL

The Company's executive officers are eligible to receive certain benefits in the event of termination of employment, including following a change of control of the Company. This section describes various termination scenarios as well as the payments and benefits payable under those scenarios.

Severance Benefits

The Company maintains two severance plans that cover its executive officers, depending on the circumstances that result in their termination. Those plans are the Executive Severance Plan, which is applicable when an executive officer's employment terminates following a change of control, and the Severance Pay Plan, which is applicable in the event of certain other involuntary terminations. An executive officer may not receive severance payments under more than one of the plans described below.

Executive Severance Plan. The Compensation Committee is responsible for determining which key executives and other officers are eligible to participate in the Executive Severance Plan. Each of the Company's named executive officers participates in the Executive Severance Plan. Under the Executive Severance Plan, in the event of a "Qualified Termination of Employment" (as described below), participating officers will each receive a cash payment in an amount equal to the sum of:

- For the CEO, two and one-half times the sum of annual base salary and the target full annual cash incentive award for the year in which the Qualified Termination of Employment occurs, and for any other executive officer, one and one-half times the sum of annual base salary and the target full annual cash incentive award for the year in which the Qualified Termination of Employment occurs;

- If the Qualified Termination of Employment occurs after March 31 of a given year, a prorated portion of the executive officer's target full annual cash incentive award for that year based on the number of days worked by the executive officer during that year;

- The value of the employer match each executive officer would have received if he or she had remained employed for an additional two years under the 401(k) Plan and the Non-Qualified 401(k) Plan; and

- For the CEO, two times the value of the amount of COBRA premiums for medical and dental coverage and for any other executive officer, one and one-half times the value of the amount of COBRA premiums for medical and dental coverage.

- In addition, any outstanding RSUs and stock option awards will become fully vested (with any performance-based vesting requirements deemed to have been achieved at target).

A "Qualified Termination of Employment" is a separation from service within two years following a change of control of the Company (as defined in the plan) either involuntarily without cause or by the participant with good reason (as defined in the plan). In addition, any involuntary separation from service without cause within one year before a change of control will also be determined to be a Qualified Termination of Employment if it is in connection with, or in anticipation of, a change of control.

The Executive Severance Plan provides that the executive officers are not entitled to a tax gross-up if they incur an excise tax due to the application of Section 280G of the Code. Instead, payments and benefits payable to an executive officer will be reduced to the extent doing so would result in the officer retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits.

The form of Separation Agreement to be entered into with the executive officers in the event of a Qualified Termination of Employment provides that they will retain in confidence any confidential information known to them concerning the Company and the Company's business so long as such information is not publicly disclosed.

Severance Pay Plan. The Company's Severance Pay Plan generally provides eligible employees (including the Company's named executive officers) severance payments and benefits in the event of certain involuntary terminations. Benefits under the Severance Pay Plan depend on the participants' employee classification.

Under the Severance Pay Plan, if an executive officer's employment was involuntarily terminated, he or she would receive:

- For the CEO, two times the sum of annual base salary and the target full annual cash incentive award for the year in which the termination occurs, and for any other executive officer, one and one-half times the sum of annual base salary and the target full annual cash incentive award for the year in which the termination occurs,

- Six months of COBRA premiums for medical coverage, and

- Six months of outplacement services and three months of participation in Avanos Medical's employee assistance program.

Severance pay under the Severance Pay Plan will not be paid to any participant who is terminated for cause (as defined in the plan), is terminated during a period in which the participant is not actively at work for more than 25 weeks (except to the extent otherwise required by law), voluntarily quits or retires, dies or is offered a comparable position (as defined in the plan).

A named executive officer must execute a full and final release of claims against the Company within a specified period of time following termination to receive severance benefits under the Severance Pay Plan. If the release has been timely executed, severance benefits are payable as a lump sum cash payment no later than 60 days following the participant's termination date.

Retirement, Death and Disability

Retirement. Retirement is defined as separation from service on or after the age of 60 with five years of service, or on or after age 55 with ten years of service. Years of service at Kimberly-Clark prior to our spin-off from that company are considered years of service for the definition of retirement. In the event of retirement, the Company's named executive officers are entitled to receive:

- Accelerated vesting of unvested stock options, and the options will be exercisable until the earlier of five years or the remaining term of the options,

- PRSUs outstanding more than six months after the date of grant will vest pro rata based on attainment of the performance goal at the end of the performance period,

- TRSUs will vest pro rata, based on the number of full days of employment during the restricted period prior to the participant's termination of employment, payable within 70 days following the end of the performance period,

- Annual incentive award payment under the annual cash incentive program as determined by the Compensation Committee in its discretion.

Death. In the event of death while an active employee, the following benefits are payable:

- Accelerated vesting of unvested stock options, and the options will be exercisable until the earlier of three years or the remaining term of the options,

- PRSUs outstanding more than six months after the date of grant will vest pro rata based on attainment of the performance goal at the end of the restricted period, payable within 70 days following the end of the performance period,

- TRSUs will vest pro rata based on the number of full days of employment during the restricted period prior to the participant's termination of employment, payable within 70 days following the end of the restricted period,

- Annual incentive award payment under the annual cash incentive program, as determined by the Compensation Committee in its discretion, and

- Payment of benefits under the Company's group life insurance plan (which is available to all salaried employees in the United States) equal to two times the participant's annual pay, up to $1 million (plus any additional coverage of three, four, five or six times the participant's annual pay, in increments of up to $1 million each, purchased by the participant at group rates). The Company-provided and employee-purchased benefits cannot exceed $6 million.

Disability. In the event of a separation from service due to a total and permanent disability, as defined in the applicable plan, the Company's named executive officers are entitled to receive:

- Accelerated vesting of unvested stock options, and the options will be exercisable until the earlier of three years or the remaining term of the options,

- PRSUs outstanding more than six months after the date of grant will vest pro rata based on attainment of the performance goal at the end of the restricted period, payable within 70 days following the end of the performance period,

- TRSUs will vest pro rata based on the number of full days of employment during the restricted period prior to the participant's termination of employment, payable within 70 days following the end of the performance period,

- Annual incentive award payment under the annual cash incentive program, as determined by the Compensation Committee in its discretion,

- Continuing coverage under the Company's group life insurance plan (available to all U.S. salaried employees), with no requirement to make monthly contributions toward coverage during disability, and

- Payment of benefits under the Company's Long-Term Disability Plan (available to all U.S. salaried employees). Long-term disability under the plan would provide income protection of monthly base pay, ranging from a minimum monthly benefit of $50 to a maximum monthly benefit of $20,000. Benefits are reduced by the amount of any other Company or government-provided income benefits received (but will not be lower than the minimum monthly benefit).

Potential Payments on Termination or Change of Control Table

The following table presents for each of our named executive officers (other than William D. Haydon, whose employment with the Company was terminated effective March 31, 2023) the approximate value of: (1) the severance benefits under the Executive Severance Plan if a Qualified Termination of Employment had occurred on December 31, 2023; (2) the severance benefits under the Severance Pay Plan if an involuntary termination had occurred on December 31, 2023; (3) the benefits that would have been payable in the event of such named executive officer's

death on December 31, 2023; and (4) the benefits that would have been payable in the event of such named executive officer's total and permanent disability on December 31, 2023. If applicable, amounts in the table were calculated using the closing price of the Company's common stock on December 29, 2023 of $22.43 per share.

Because none of the Company's named executive officers were eligible to retire as of December 31, 2023, potential payments assuming retirement on that date are not included.

The value of benefits that already were vested as of December 31, 2023, such as vested but unexercised stock options and the balances of the executive officers' accounts under the 401(k) Plan and Non-Qualified 401(k) Plan, are not included in the table. The amounts presented in the table are in addition to such amounts. For information about these previously earned and accrued amounts, see the "Summary Compensation Table," "Outstanding Equity Awards," "Option Exercises and Stock Vested," and "Nonqualified Deferred Compensation."

NAME	CASH PAYMENT ($)	EQUITY WITH ACCELERATED VESTING[1] ($)	ADDITIONAL RETIREMENT BENEFITS[2] ($)	CONTINUED BENEFITS AND OTHER AMOUNTS[3][4] ($)	TOTAL ($)
Joseph F. Woody					
Qualified Termination of Employment in connection with a Change in Control[5]	6,803,294	8,168,445	233,568	42,406	15,247,713
Involuntary termination absent a Change in Control[6]	5,686,335	—	—	14,607	5,700,942
Death[7][8]	2,032,070	4,231,292	—	—	6,263,362
Disability	1,032,070	4,231,292	—	—	5,263,362
Michael C. Greiner					
Qualified Termination of Employment in connection with a Change in Control[5]	1,852,500	2,974,532	106,395	43,302	4,976,729
Involuntary termination absent a Change in Control[6]	1,852,500	—	—	18,439	1,870,939
Death[7][8]	1,333,012	1,438,430	—	—	2,771,442
Disability	333,012	1,438,430	—	—	1,771,442
Kerr W. Holbrook					
Qualified Termination of Employment in connection with a Change in Control[5]	1,500,000	1,772,822	77,954	43,302	3,394,078
Involuntary termination absent a Change in Control[6]	1,500,000	—	—	18,439	1,518,439
Death[7][8]	1,034,031	803,781	—	—	1,837,812
Disability	224,031	803,781	—	—	1,027,812
Mojirade James					
Qualified Termination of Employment in connection with a Change in Control[5]	1,380,000	1,594,952	77,327	26,571	3,078,851
Involuntary termination absent a Change in Control[6]	1,380,000	—	—	12,862	1,392,862
Death[7][8]	1,122,502	674,377	—	—	1,796,879
Disability	232,502	674,377	—	—	906,879
Sudhakar Varshney					
Qualified Termination of Employment in connection with a Change in Control[5]	1,338,000	988,131	89,114	44,909	2,460,154
Involuntary termination absent a Change in Control[6]	1,338,000	—	—	18,975	1,356,975
Death[7][8]	1,118,657	312,800	—	—	1,431,457
Disability	226,657	312,800	—	—	539,457

[1] Assumes that PRSUs vest at target level.

[2] Includes the value of two additional years of employer contributions under the 401(k) Plan and the Non-Qualified 401(k) Plan, pursuant to the terms of the Executive Severance Plan.

[3] For a Qualified Termination of Employment in connection with a Change in Control, includes an amount equal to 24 months of COBRA medical and dental coverage for Mr. Woody and 18 months of COBRA medical and dental coverage for the other named executive officers.

[4] For an involuntary termination absent a Change in Control, includes six months of COBRA medical coverage and outplacement services and three months of employee assistance program.

[5] Represents amounts payable under the Executive Severance Plan.

[6] Benefits payable under the Severance Pay Plan.

(7) Balances in each executive's accounts under the 401(k) Plan and the Non-Qualified 401(k) Plan are excluded because the payout of those balances upon death is a benefit available to all U.S. salaried employees.

(8) For death, includes the payment of benefits under the Company's group life insurance plan (which is available to all U.S. salaried employees). For death and disability, assumes the Compensation Committee would approve payment under the annual cash incentive program for 2023 at the actual award level discussed in Compensation Discussion and Analysis. The cost of continued coverage under the Company's group life insurance plans has been excluded from the table because the benefit is available to all U.S. salaried employees and does not discriminate in scope or terms or operation in favor of our named executive officers. Figures also do not include benefits payable under Avanos Medical's Long-Term Disability Plan (which is available to all U.S. salaried employees), the value of which would be dependent on the life span of the Company's named executive officer and the value of any Company or government-provided income benefits received.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of the SEC's Regulation S-K, which was mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the following table provides information regarding the relationship between total executive compensation, executive "compensation actually paid" and the Company's performance during the fiscal years ended December 31, 2023, 2022, 2021 and 2020. For further information regarding our executive compensation programs, the metrics the Compensation Committee used to set executive compensation for 2023 (which are different than the financial metrics we are required to include in the tables and discussion below) and our pay-for-performance philosophy, please refer to "Compensation Discussion and Analysis."

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1] ($)	COMPENSATION ACTUALLY PAID TO PEO[3][4] ($)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[2] ($)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[3][4] ($)	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET (LOSS) INCOME ($ MILLIONS)	COMPANY-SELECTED MEASURE (ADJUSTED EBITDA) ($ MILLIONS)[6]
					TOTAL SHAREHOLDER RETURN ($)	PEER GROUP TOTAL SHAREHOLDER RETURN ($)[5]		
2023	7,214,563	4,021,729	2,042,671	1,337,378	66.56	144.25	(61.8)	122.1
2022	6,872,373	3,044,683	1,699,496	1,173,629	80.30	138.60	50.5	135.8
2021	5,478,186	411,369	1,251,965	744,420	102.88	148.42	6.3	96.1
2020	7,550,729	11,184,189	1,630,304	1,908,512	136.14	115.68	(29.0)	87.0

(1) Joseph F. Woody was the Company's principal executive officer ("PEO") for the fiscal years ended December 31, 2023, 2022, 2021 and 2020.

(2) The Company's named executive officers other than the PEO (the "Non-PEO NEOs") for the fiscal years ended December 31, 2023, 2022, 2021 and 2020 are set forth below:

Fiscal Year 2023	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020
Michael C. Greiner	Michael C. Greiner	Michael C. Greiner	Michael C. Greiner
Kerr W. Holbrook	Mojirade James	David E. Ball	David E. Ball
Mojirade James	David E. Ball	William D. Haydon	Arjun R. Sarker
Sudhakar Varshney	William D. Haydon	Kerr W. Holbrook	William D. Haydon
William D. Haydon	Kerr W. Holbrook		John W. Wesley

(3) The following table shows, for the amounts disclosed above under "Compensation Actually Paid to PEO" and "Average Compensation Actually Paid to Non-PEO NEOs," each of the amounts deducted and added to calculate: (i) the "compensation actually paid" to our PEO and (ii) the average "compensation actually paid" to our Non-PEO NEOs for each of the fiscal years ended December 31, 2023, 2022, 2021 and 2020:

	FISCAL YEAR 2023		FISCAL YEAR 2022		FISCAL YEAR 2021		FISCAL YEAR 2020	
	PEO	AVERAGE NON-PEO NEO COMPENSATION	PEO	AVERAGE NON-PEO NEO COMPENSATION	PEO	AVERAGE NON-PEO NEO COMPENSATION	PEO	AVERAGE NON-PEO NEO COMPENSATION
Total Compensation	$ 7,214,563	$ 2,042,671	$ 6,872,373	$1,699,496	$ 5,478,186	$1,251,965	$ 7,550,729	$1,630,304
Adjustments for Defined Benefit and Actuarial Plans								
Pension Value	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Current Year Pension Value and Change in Pension Value Attributable to Amendments Made in the Current Year	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total Adjustments for Defined Benefit and Actuarial Plans	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Adjustments for Stock and Option Awards								
Summary Compensation Table Amounts	$(5,000,686)	$(1,059,154)	$(4,500,000)	$ (913,826)	$(3,801,785)	$ (633,623)	$(5,076,267)	$ (684,909)
Unvested Value of Equity Granted During the Fiscal Year	$ 3,646,960	$ 772,432	$ 3,650,069	$ 732,449	$ 2,794,114	$ 465,680	$ 9,180,281	$ 943,602
Change in Fair Value of Equity Outstanding at the Beginning and End of the Period	$(1,314,073)	$ (196,007)	$(1,876,784)	$ (199,872)	$(3,052,995)	$ (303,967)	$ 645,042	$ 22,314
Change in Value for Awards Vested During the Fiscal Year	$ (525,035)	$ (25,698)	$(1,100,975)	$ (50,413)	$(1,006,151)	$ (35,635)	$(1,115,596)	$ 90,146
Awards Forfeited During the Fiscal Year	$ —	$ (196,866)	$ —	$ (94,205)	$ —	$ —	$ —	$ (92,945)
Total Adjustments for Stock and Option Awards	$(3,192,834)	$ (705,293)	$(3,827,690)	$ (525,867)	$(5,066,817)	$ (507,545)	$ 3,633,460	$ 278,208
Actual Compensation Paid	$ 4,021,729	$ 1,337,378	$ 3,044,683	$1,173,629	$ 411,369	$ 744,420	$11,184,189	$1,908,512

(4) The fair value of each equity award was re-measured on each vesting date and/or year-end, as applicable, in accordance with Accounting Standards Codification (ASC) Topic 718. The assumptions used in the valuation of each type of award are summarized below:

- Time-based restricted stock units: The fair value of TRSUs was based on the Company's closing stock price on each measurement date.

- Non-qualified stock options: The fair value of non-qualified stock options was determined using a Black-Scholes option pricing model with the following assumptions:

Year	2019	2020	2021	2022	2023
Volatility	30%	41%	43%	44%	44%
Risk Free Rate	1.6% to 2.7%	0.3% to 2.7%	0.3% to 2.8%	0.3% to 2.3%	0.3%
Expected Term	4 years	4 years	5 years	5 years	5 years
Dividend Yield	—%	—%	—%	—%	—%
Fair Values	$4.09 to $7.51	$6.47 to $22.85	$11.22 to $19.77	$7.67 to $10.26	$7.71

- Performance-based restricted stock units: PRSU awards for which vesting was conditioned on meeting a defined measure of total shareholder return ("TSR") were issued in 2018 and 2019. Such PRSUs would have vested at the end of 2020 and 2021, respectively, had the relevant TSR measures been met. None of such PRSUs vested. The fair value for PRSUs was determined using a Monte Carlo simulation using the following assumptions:

Year	2019	2020	2021
Peer group average volatility	31%	51%	n/a
Risk Free Rate	1.6%	0.1%	n/a
Fair Values	$2.27 to $15.42	$0 to $33.65	$0

(5)   For purposes of determining the TSR of the Company's peer group, the Company uses the S&P 500 Health Care Equipment and Services Index, which is one of the published industry indexes used by the Company to report on the performance of its common stock in its Annual Report on Form 10-K for the year ended December 31, 2023.

(6)   The "Company-Selected Measure" is adjusted EBITDA, which in the Company's assessment represents the most important financial performance measure (that is not otherwise required to be disclosed in the above table) used by the Company to link compensation actually paid to the Company's named executive officers, for the year ended December 31, 2023, to Company performance. Adjusted EBITDA is a non-GAAP financial measure. A description of this measure and a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measures is provided in Appendix A to this proxy statement.

LIST OF MOST IMPORTANT FINANCIAL MEASURES

The Company-selected measure is adjusted EBITDA. The three other financial performance measures which in the Company's assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the Company's named executive officers, for the year ended December 31, 2023, to Company performance are:

- Net sales;

- Adjusted diluted earnings per share ("Adjusted EPS"); and

- Return on invested capital ("ROIC").

Adjusted EBITDA, Adjusted EPS and ROIC are non-GAAP financial measures. A reconciliation of Adjusted EBITDA and Adjusted EPS to the most directly comparable GAAP financial measures is provided in Appendix A to this proxy statement. A reconciliation of ROIC to the most directly comparable GAAP financial measures is provided in Appendix B to this proxy statement.

Set forth below is a table which shows the following for the year ended December 31, 2023: (i) net sales; (ii) Adjusted EPS; (iii) ROIC; and (iv) adjusted EBITDA.

YEAR	NET SALES* ($ MILLIONS)	ADJUSTED EPS ($)	RETURN ON INVESTED CAPITAL (%)	COMPANY-SELECTED MEASURE (ADJUSTED EBITDA) ($ MILLIONS)
2023	774.2	1.38	4.9	122.1

* Net sales reflects the Company's total net sales for the year ended December 31, 2023, including net sales from discontinued operations resulting from the divestiture of the RH business.

RELATIONSHIPS BETWEEN COMPENSATION ACTUALLY PAID AND TSR, NET INCOME AND ADJUSTED EBITDA

The following charts describe the relationships:

- Between: (i) the executive compensation actually paid by the Company to the PEO and the average of the executive compensation actually paid to the Non-PEO NEOs; (ii) the Company's cumulative TSR across the fiscal years ended December 31, 2020, 2021, 2022 and 2023 and (iii) the cumulative TSR of our peer group across the fiscal years ended December 31, 2020, 2021, 2022 and 2023;

- Between: (i) the compensation actually paid by the Company to the PEO and the average

of the executive compensation actually paid to the Non-PEO NEOs and (ii) the Company's net income over the fiscal years ended December 31, 2020, 2021, 2022 and 2023; and

- Between: (i) the executive compensation actually paid by the Company to the PEO and the average of the executive compensation actually paid to the Non-PEO NEOs and (ii) the Company's adjusted EBITDA (the Company's company-selected measure) over the fiscal years ended December 31, 2020, 2021, 2022 and 2023.







COMPENSATION ACTUALLY PAID VS. ADJUSTED EBITDA

Legend: Comp. Actually Paid to PEO — Average Comp. Actually Paid to Non-PEO NEOs — Adjusted EBITDA

RATIO OF CEO COMPENSATION TO MEDIAN EMPLOYEE COMPENSATION

The 2023 compensation disclosure ratio of the median annual total compensation of all Company employees worldwide to the annual total compensation of the Company's CEO is as follows:

Category	2023 Total Compensation and Ratio ($)
Annual total compensation of Mr. Woody (A)	7,214,563
Median annual total compensation of all employees worldwide (excluding Mr. Woody) (B)	9,963
Ratio of A to B	724.1

The Company identified the median employee by examining the following compensation elements for all individuals, excluding Mr. Woody: current base salary, 2023 bonus paid in 2024, grant date value of 2023 long-term incentive grants, trailing 12 months of commissions and overtime. The Company determined the median employee based on its workforce as of December 31, 2023, and included all full-time and part-time employees. After identifying the median employee, who is based in Mexico, the Company calculated annual total compensation for such employee using the same methodology used for named executive officers as set forth in the Summary Compensation Table.

The Company's compensation disclosure ratio may not be comparable to those disclosed by other companies based on a number of factors, including differences in employee populations, different geographic distributions of employees, and the nature of the companies' businesses.

Other Information

SECURITY OWNERSHIP INFORMATION

The following table shows the number of shares of our common stock beneficially owned as of March 1, 2024, by each director and nominee, by each named executive officer, and by all directors, nominees and executive officers as a group.

Applicable percentage ownership is based on 46,204,099 shares of our common stock outstanding on March 1, 2024, adjusted as required by the rules promulgated by the SEC.

NAME	NUMBER OF SHARES[1][2]	PERCENT OF CLASS
Gary D. Blackford[3]	59,590	*
John P. Byrnes[3]	49,618	*
Michael C. Greiner[4][5][7]	209,541	*
Kerr W. Holbrook[4][5][7]	104,185	*
Mojirade James[6][7]	78,271	*
Dr. Lisa Egbuonu-Davis	13,811	*
Patrick J. O'Leary[3]	54,640	*
Dr. Julie Shimer[3]	49,590	*
Sudhakar Varshney[8]	44,054	*
Joseph F. Woody[4][5][7]	1,158,532	2.46%
All directors, nominees and executive officers as a group (10 persons)	1,821,832	3.94%

* Represents less than one percent of the outstanding shares of our common stock.

[1] The directors, nominees and executive officers have sole voting and investment power with respect to the shares listed.

[2] A portion of the shares owned by certain executive officers and directors may be held in margin accounts at brokerage firms. Under the terms of the margin account agreements, stocks and other assets held in these accounts may be pledged to secure margin obligations. As of the date of this proxy statement, none of the executive officers or directors have any outstanding margin obligations under any of these accounts.

[3] For each Outside Director, share amounts include restricted share units granted under our Outside Directors' Compensation Plan. These awards are restricted and may not be transferred, pledged or sold until the Outside Director retires from or otherwise terminates service on the Board.

[4] Share amounts for the individuals named below include unvested restricted share units granted to the following named executive officers, as indicated below. The TRSUs granted in 2021: (i) were granted on March 17, 2021; (ii) are subject to three-year cliff vesting; and (iii) will vest on March 17, 2024. The TRSUs granted in 2022 were granted on March 4, 2022. One-third of the TRSUs granted in 2022 vested on March 4, 2023; the remainder will vest one-third on March 4, 2024 and one-third on March 4, 2025. The TRSUs granted in 2023 were granted on March 6, 2023. One-third of the TRSUs granted in 2023 will vest on each of March 6, 2024, March 6, 2025 and March 6, 2026. The PRSUs granted in 2021, 2022 and 2023: (i) were granted on March 17, 2021, March 4, 2022 and March 6, 2023, respectively and (ii) will vest on March 17, 2024, March 4, 2025 and March 6, 2026, respectively. In the table below: (i) the amounts shown for the 2021 PRSUs reflect the actual payout amount of such awards (as described above in "Long-Term Equity Incentive Compensation — PRSU Performance Goals, Payouts and Potential Payouts — 2021 PRSUs") and (ii) the amounts shown for the 2022 and 2023 PRSUs represent the target levels of such awards. All future vesting is subject to the individual's continued service with the Company on the applicable vesting date.

| Name | TRSUs (#) | | | PRSU Payout (#) | Target PRSUs (#) | |
	2021	2022	2023	2021	2022	2023
Joseph F. Woody	59,477	53,955	86,547	15,821	53,955	86,547
Michael C. Greiner	15,861	20,383	34,619	4,219	20,383	34,619
Kerr W. Holbrook	9,516	12,949	24,233	2,531	8,633	24,233

(5)   Share amounts for the individuals named below include the following shares issuable upon the exercise of stock options which were vested and exercisable as of March 1, 2024 or within 60 days thereafter:

Name	Number of Shares
Joseph F. Woody	535,304
Michael C. Greiner	38,187
Kerr W. Holbrook	11,838
All directors, nominees, and executive officers as a group	585,329

(6)   Share amounts for Ms. James include: (i) 7,308 TRSUs granted on July 20, 2021; (ii) 20,233 TRSUs granted on March 4, 2022; (iii) 13,489 PRSUs granted on March 4, 2022; and (iv) 20,339 TRSUs and 20,339 PRSUs granted on March 6, 2023. One-third of the TRSUs granted in 2021 vested on each of July 20, 2022 and July 20, 2023 and one-third will vest on July 20, 2024. One-third of the TRSUs granted in 2022 vested on March 4, 2023 and one-third will vest on each of March 4, 2024 and March 4, 2025. One-third of the TRSUs granted in 2023 will vest on each of March 6, 2024, March 6, 2025 and March 6, 2026. The PRSUs granted to Ms. James in 2022 will vest on March 4, 2025; such PRSUs represent the target level of such award. The PRSUs granted to Ms. James in 2023 will vest on March 6, 2026; such PRSUs represent the target level of such award. All future vesting is subject to Ms. James' continued service with the Company on the applicable vesting date.

(7)   Share totals reflect shares deemed sold upon the vesting of TRSUs to satisfy the holder's tax withholding obligations.

(8)   Share amounts for Mr. Varshney include: (i) 19,128 TRSUs granted on November 14, 2022 and (ii) 12,463 TRSUs and 12,463 PRSUs granted on March 6, 2023. The TRSUs granted in 2022 will vest on November 14, 2025. One-third of the TRSUs granted in 2023 will vest on each of March 6, 2024, March 6, 2025 and March 6, 2026. The PRSUs granted to Mr. Varshney in 2023 will vest on March 6, 2026; such PRSUs represent the target level of such award. All future vesting is subject to Mr. Varshney's continued service with the Company on the applicable vesting date. Mr. Varshney has notified the Company that he will resign his position with the Company effective March 31, 2024.

The following table sets forth the information, as of March 1, 2024, regarding persons or groups known to us to be beneficial owners of more than five percent of our common stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
BlackRock, Inc[1] 55 East 52nd Street New York, NY 10055	7,461,343	16.15%
The Vanguard Group[2] 100 Vanguard Boulevard Malvern, PA 19355	5,417,952	11.73%
RGM Capital, LLC[3] 9010 Strada Stell Court Suite 105 Naples, FL 34109	3,171,455	6.86%
Dimensional Fund Advisors LP[4] 6300 Bee Cave Road, Building One Austin, TX 78746	2,854,235	6.18%

(1)   The address, number and percentage of shares of our common stock beneficially owned by BlackRock, Inc. ("BlackRock") are based on the Schedule 13G/A filed by BlackRock with the SEC on January 22, 2024. According to the filing, Blackrock had sole voting power with respect to 7,340,591 shares, sole dispositive power with respect to 7,461,343 shares, shared voting power with respect to 0 shares and shared dispositive power with respect to 0 shares.

(2)   The address, number and percentage of shares of our common stock beneficially owned by The Vanguard Group are based on the Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024. According to the filing, The Vanguard Group had sole dispositive power with respect to 5,341,140 shares, shared voting power with respect to 29,017 shares, shared dispositive power with respect to 76,812 shares and sole voting power with respect to 0 shares.

(3)   The address, number and percentage of shares of our common stock beneficially owned by RGM Capital, LLC ("RGM") are based on the Schedule 13G/A filed by RGM with the SEC on February 14, 2024. According to the filing, RGM had shared voting power with respect to 3,171,455 shares, shared dispositive power with respect to 3,171,455 shares, sole voting power with respect to 0 shares and sole dispositive power with respect to 0 shares.

(4)   The address, number and percentage of shares of our common stock beneficially owned by Dimensional Fund Advisors LP ("Dimensional") are based on the Schedule 13G filed by Dimensional with the SEC on February 9, 2024. According to the filing, Dimensional had sole voting power with respect to 2,799,858 shares, sole dispositive power with respect to 2,854,235 shares, shared voting power with respect to 0 shares and shared dispositive power with respect to 0 shares.

TRANSACTIONS WITH RELATED PERSONS

The Board has adopted written procedures for reviewing any transactions between the Company and certain "related persons" that involve amounts above certain thresholds. A related person is defined under the SEC's rules and includes our directors, executive officers and five percent stockholders.

The Board's procedures provide that:

- The Governance Committee is best suited to review, approve and ratify related person transactions involving any director, nominee for director, any five percent stockholder, or any of their immediate family members or related firms.

- The Audit Committee is best suited to review, approve and ratify related person transactions involving executive officers (or their immediate family members or related firms), other than any executive officer who is also a Board member.

- Either the Governance Committee or the Audit Committee may, in its sole discretion, refer its consideration of related person transactions to the full Board.

Each director, director nominee and executive officer is required to promptly provide written notification of any material interest that he or she (or an immediate family member) has or will have in a transaction with the Company. Based on a review of the transaction, a determination will be made as to whether the transaction constitutes a related person transaction under the SEC's rules. As appropriate, the Governance Committee or the Audit Committee, as applicable, will then review the terms and substance of the transaction to determine whether to ratify or approve the related person transaction.

In determining whether the transaction is consistent with the Company's best interests, the Governance Committee or the Audit Committee, as applicable, may consider any factors deemed relevant or appropriate, including:

- Whether the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party;

- Whether the transaction constitutes a conflict of interest under our Code of Conduct, the nature, size or degree of any conflict, and whether mitigation of the conflict is feasible;

- The impact of the transaction on a director's independence; and

- Whether steps have been taken to ensure fairness to the Company.

Based on SEC rules, the Board's written procedures, and the factors listed above, there were no related party transactions in 2023 and there are no currently proposed related party transactions.

STOCKHOLDERS SHARING THE SAME HOUSEHOLD

As permitted by SEC rules, multiple stockholders sharing the same address may receive a single copy of our annual report to stockholders and this proxy statement. Upon written or oral request, we will promptly deliver a separate copy of our 2023 Annual Report and this proxy statement to any stockholder at a shared address to which a single copy of each document was delivered. Please contact Stockholder Services by mail at 5405 Windward Parkway, Suite 100 South, Alpharetta, GA 30004, by telephone at 678-425-9273, or by e-mail at stockholder.services@avanos.com.

If you are a stockholder of record, and you want to receive separate copies of the proxy statement or the Annual Report to Stockholders in the future, or if you are currently receiving multiple copies and would like to receive only one copy for your household, please contact Shareholder Services. In addition, any stockholder holding shares through a bank, broker or other holder of record who wants to receive separate copies of the proxy statement or the Annual Report to Stockholders in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker or other nominee record holder.

2025 STOCKHOLDER PROPOSALS

Proposals by stockholders for inclusion in our proxy statement and form of proxy pursuant to SEC Rule 14a-8 for the Annual Meeting of Stockholders to be held in 2024 should be addressed to the Corporate Secretary, Avanos Medical, Inc. 5405 Windward Parkway, Suite 100 South, Alpharetta, GA 30004, and must be received at such address no later than November 15, 2024; provided that if the date of the 2025 Annual Meeting of Stockholders is more

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than 30 days before or after April 25, 2025 (the anniversary date of the 2024 Annual Meeting), the deadline will be a reasonable time before we begin to print and send our proxy materials to stockholders. Upon receipt of a proposal, we will determine whether or not to include the proposal in the proxy statement and form of proxy in accordance with applicable law. It is suggested that proposals be forwarded by certified mail, return receipt requested.

STOCKHOLDER NOMINATIONS FOR BOARD OF DIRECTORS

Under our Bylaws, a stockholder who wishes to nominate a candidate for election to the Board is required to give written notice to our Corporate Secretary at our principal executive office. We must receive this notice at least 90 days, but not more than 120 days, before the anniversary of the prior year's annual meeting of stockholders (unless (i) the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, in which case the notice must be received at least 90 days, but not more than 120 days, before the annual meeting date or (ii) we give less than 100 days' notice of the annual meeting date, in which case the notice must be received within 10 days after the annual meeting date is announced). For the 2025 Annual Meeting of Stockholders, our Corporate Secretary must receive the nomination, which must conform to the notice requirements in our Bylaws, between December 26, 2024 and January 25, 2025. For a special meeting, we must receive the written nomination at least 90 days, but not more than 120 days, before the special meeting date (unless we give less than 100 days' notice of the special meeting date, in which case the notice must be received within 10 days after the meeting date and the nominees proposed by the Board to be elected at the meeting are announced).

Our Bylaws specify the information that the notice must contain about both the nominee and the nominating stockholder, including information sufficient to allow the Governance Committee to determine if the candidate meets the director nominee criteria described in this proxy statement.

The notice must contain:

- The name and address of the nominating stockholder;

- Information about certain Company stock holdings of the nominating stockholder, including shares of stock, derivative holdings, arrangements under which the nominating stockholder has a right to vote shares, short interest, dividend rights that are separated or separable from the underlying shares, shares held through

general or limited partnerships, and certain performance-related fees;

- Information about any interests of the nominating stockholder in contracts with the Company, its affiliates or principal competitors, as well as any significant equity interests, derivative holdings or short interest in the Company's principal competitors;

- As to the nominee and the nominating stockholder, any information that would be required to be disclosed in connection with a proxy solicitation (and whether a proxy solicitation will be conducted);

- Information about certain related-person transactions, as well as contact and related information regarding the nominee; and

- Information about any compensation and other understandings during the past three years, and other material relationships, between the nominating stockholder and the nominee.

- Information required by Rule 14a-19(b) of the Exchange Act, including a statement that the nominating stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote in the election of directors, in support of the nominee.

The notice must be accompanied by each nominee's written consent to being named in the proxy statement and to serving as a director if elected, and a completed and signed questionnaire, representation and agreement as required by our Bylaws.

A nomination that does not comply with the requirements set forth in our Bylaws will not be considered for presentation at the annual meeting, but will be considered by the Governance Committee for any vacancies arising on the Board between annual meetings in accordance with the process described in "Proposal 1. Election of Directors — Process and Criteria for Nominating Directors."

ANNUAL MEETING ADVANCE NOTICE REQUIREMENTS

Our Bylaws require advance notice for any business to be brought by a stockholder before an annual meeting of stockholders. In general, for business to be properly brought before an annual meeting by a stockholder (other than in connection with the election of directors; see "Other Information — Stockholder Nominations for Board of Directors," and other than pursuant to SEC Rule 14a-8), written notice of the stockholder proposal must be received by our Corporate Secretary at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders (unless (i) the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, in which case the notice must be received at least 90 days, but not more than 120 days, before the annual meeting date or (ii) we give less than 100 days' notice of the annual meeting date, in which case the notice must be received within 10 days after the meeting date is announced). For the 2025 Annual Meeting, our Corporate Secretary must receive the proposal, which must conform to the notice requirements in our Bylaws, between December 27, 2024 and January 25, 2025.

Under our Bylaws, the stockholder's notice to the Corporate Secretary must contain certain information regarding the stockholder, including name and address, shares held, derivative positions, dividend rights that are separate or separable from the underlying shares and certain performance-related fees. Additional information concerning the advance notice requirements and a copy of our Bylaws may be obtained from the Corporate Secretary of the Company at the address provided below. A copy of our Bylaws is also available in the Investors section of our website at **www.avanos.com.**

ANNUAL REPORT

Copies of our Annual Report on Form 10-K for the year ended December 31, 2023 may be obtained without charge by: (i) writing to Avanos Medical, Inc., Attn: Corporate Secretary, 5405 Windward Parkway, Suite 100 South, Alpharetta, Georgia 30004; (ii) accessing the Investors section of our website at **www.avanos.com**; or (iii) accessing the SEC's EDGAR database at www.sec.gov.

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OTHER MATTERS TO BE PRESENTED AT THE ANNUAL MEETING

Our management does not know of any other matters to be presented at the 2024 Annual Meeting. Should any other matter requiring a vote of the stockholders arise at the meeting, the persons named in the proxy will vote the proxies in accordance with their best judgment.

Avanos Medical, Inc.
5405 Windward Parkway, Suite 100 South
Alpharetta, Georgia 30004
Telephone (678) 425-9273
March 15, 2024

By Order of the Board of Directors.

Mojirade James
Senior Vice President, General Counsel and Secretary

APPENDIX A

Adjusted net income, adjusted diluted earnings per share and adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") are financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures.

<u>Adjusted Net Income and Adjusted Diluted Earnings Per Share</u>

Adjusted net income and adjusted diluted earnings per share exclude the following items, as applicable, for the relevant time periods indicated in the following non-GAAP reconciliation to the most directly comparable GAAP financial measures:

- Incremental expenses associated with altering operations in response to the COVID-19 pandemic.
- Expenses associated with restructuring activities, including IT-related charges.
- Expenses associated with post divestiture transition activities.
- Certain acquisition and integration charges.
- Expenses associated with business restructuring and transformation initiatives.
- Compliance with the European Union Medical Device Regulation (the "EU MDR").
- Expenses associated with certain litigation matters.
- The amortization of intangible assets associated with prior business acquisitions.
- The tax effects of certain adjusting items.
- The benefit associated with tax effects of the CARES Act.
- The positive or negative effect of changes in currency exchange rates during the year.

The reconciliation of adjusted net income and adjusted diluted earnings per share to the most directly comparable GAAP measures, which are net income (loss) and diluted earnings (loss) per share, is presented in the following table (in millions, except per share amounts):

Year Ended December 31,	2023	2022
Net (loss) income, as reported	$(61.8)	$50.5
Diluted (loss) earnings per share, as reported	(1.32)	1.07
Acquisition and integration-related charges	3.3	3.4
Restructuring and transformation charges	28.2	—
Divestiture-related charges	6.8	—
Estimated loss on divestiture	70.8	—
EU MDR Compliance	3.7	6.9
Litigation and legal	10.0	—
Other items	—	3.8
Intangibles amortization	25.1	25.7
Loss on extinguishment of debt	—	1.1
Tax effects of adjusting items	(22.2)	(9.9)
Tax effects of the CARES Act and other	—	(3.3)
Net income, as adjusted (non-GAAP)	$ 63.9	$78.2
Diluted earnings per share, as adjusted (non-GAAP)	$ 1.38	$1.65
Diluted weighted average shares outstanding	46.6	47.3

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Adjusted EBITDA

Adjusted EBITDA excludes the following items, as applicable, for the relevant time periods indicated in the following non-GAAP reconciliation to the most directly comparable GAAP financial measures:

- Incremental expenses associated with altering operations in response to the COVID-19 pandemic.

- Expenses associated with restructuring activities, including IT-related charges.

- Expenses associated with post divestiture transition activities.

- Certain acquisition and integration charges.

- Expenses associated with business restructuring and transformation initiatives.

- Expenses associated with EU Medical Device Regulation compliance.

- Expenses associated with certain litigation matters.

The reconciliation of adjusted EBITDA to the most directly comparable GAAP measures, which is net income (loss), is presented in the following table (in millions):

Year Ended December 31,	2023	2022
Net income (loss), as reported	$ (61.8)	$ 50.5
Interest expense, net	12.1	8.8
Income tax provision	2.9	14.7
Depreciation and amortization	46.1	47.7
EBITDA, as reported	(0.7)	121.7
Acquisition and integration-related charges	3.3	3.4
Restructuring and transformation charges	28.2	—
Divestiture related charges	6.8	—
Estimated loss on divestiture	70.8	—
EU MDR Compliance	3.7	6.9
Other items	—	3.8
Litigation and legal	10.0	—
Adjusted EBITDA[1]	$122.1	$135.8

APPENDIX B

Return on Invested Capital ("ROIC") is a calculation using adjusted operating profit and an adjusted effective tax rate which is derived from adjusted income before income tax and adjusted tax provision. All of these are financial measures are not calculated in accordance with GAAP and are therefore referred to as non-GAAP financial measures.

ROIC is calculated as follows:

$$\text{2023 ROIC} = \frac{\text{Adjusted operating profit x (1 } - \text{ Adjusted tax rate)}}{\text{Average of (Long-term debt + Stockholders' Equity) at beginning and end of the period}}$$

ROIC is calculated below (dollars in millions):

Adjusted operating profit	$ 101
Adjusted tax rate	28.2%
Adjusted operating profit after tax	$ 72
Average Long-term debt and Stockholders' equity	$1,456
ROIC	4.9%

The reconciliations for the non-GAAP measures used to calculate ROIC to their most comparable GAAP measures are provided below:

Adjusted Operating Profit, Adjusted Income before Income Tax, Adjusted Tax Provision and Adjusted Effective Tax Rate

Adjusted operating profit and adjusted income before income tax exclude the following items, as applicable, for the year ended December 31, 2023, as indicated in the following non-GAAP reconciliation to the most directly comparable GAAP financial measures:

- Certain acquisition and integration charges related to the acquisitions of OrthogenRx, Inc. and CoolSystems, Inc.

- Expenses associated with EU Medical Device Regulation compliance.

- Expenses associated with evaluating transformation strategies and asset impairment for canceled research and development projects.

- Expenses associated with business transformation initiatives.

- Amortization of intangible assets associated with prior business acquisitions.

- Loss associated with early-extinguishment of debt.

- The tax effects of adjusting items.

- The benefit associated with tax effects of the CARES Act.

Year Ended December 31, 2023	Adjusted Operating Profit	Adjusted Income before Income Taxes	Adjusted Tax Provision
As reported	$ (47)	$(59)	$ (3)
Acquisition and integration-related charges	3	3	—
Restructuring and transformation charges	28	28	—
Divestiture related	7	7	—
Estimated loss on Divestiture	71	71	
EU MDR Compliance	4	4	—
Litigation and legal	10	10	—
Intangibles amortization	25	25	—
Tax effects of adjusting items	—	—	(22)
As adjusted, non-GAAP	$101	$ 89	$ (25)
Effective tax rate, as reported			(4.9)%
Effective tax rate, as adjusted			28.2%

AVANOS

2023 ANNUAL REPORT

ON FORM 10-K





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number: 001-36440

AVANOS

Avanos Medical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**46-4987888**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5405 Windward Parkway
Suite 100 South
Alpharetta, Georgia 30004
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (844) 428-2667

Securities registered pursuant to Section 12(b) of the Act:

Common Stock—$0.01 Par Value	**AVNS**	**New York Stock Exchange**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates or registrant on June 30, 2023 was $1,191,714,961.

As of February 13, 2024, there were 46,202,992 shares of Avanos Medical, Inc. common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive Proxy Statement for the Avanos Annual Meeting of Stockholders to be held on April 25, 2024 is incorporated by reference into Part III.

AVANOS MEDICAL, INC.

TABLE OF CONTENTS

PART I

Information Concerning Forward-Looking Statements

This Annual Report on Form 10-K (this "Form 10-K") and other materials we have filed or furnished or will file or furnish with the SEC (as well as information included in our oral or other written statements) contain, or will contain, certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements may appear throughout this Form 10-K, including without limitation, in the following sections: Item 1 "Business;" Item 1A "Risk Factors;' and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "intend," "estimate," "anticipate," "plan" or "continue" and similar expressions, among others. The matters discussed in these forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, but are not limited to:

- general economic conditions particularly in the United States;

- weakening of economic conditions that could adversely affect the level of demand for our products;

- pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products;

- fluctuations in global equity and fixed-income markets;

- our ability to successfully execute on or achieve the expected benefits of our restructuring initiative;

- supply chain issues and inflationary pressures;

- a resurgence of the ongoing COVID-19 pandemic;

- changes in the competitive environment;

- the loss of current customers or the inability to obtain new customers;

- cybersecurity threats, including breaches of or cyberattacks on our information systems;

- the ongoing regional conflicts between Russia and Ukraine and in the Middle East;

- concentration of our manufacturing operations in Mexico;

- financial conditions affecting the banking system and the potential threats to the solvency of commercial banks;

- litigation and enforcement actions;

- price fluctuations in key commodities;

- fluctuations in currency exchange rates;

- disruptions in the supply of raw materials for or the manufacture or distribution of our finished goods;

- changes in governmental regulations that are applicable to our business;

- our ability to realize the intended benefits of acquisition or merger transactions;

- changes in asset valuations including write-downs of assets such as inventory, accounts receivable or other assets for impairment or other reasons and

- the other matters described in Item 1A - "Risk Factors" in this Form 10-K.

You are cautioned not to unduly rely on such forward-looking statements when evaluating the information in this Form 10-K. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date of this report. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

ITEM 1.   BUSINESS

Overview

Avanos Medical, Inc. is a medical technology company focused on delivering clinically superior medical device solutions that help patients get back to the things that matter. Headquartered in Alpharetta, Georgia, we are committed to addressing some of today's most important healthcare needs, including providing a vital lifeline for nutrition to patients from hospital to home, and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market our recognized brands globally and hold leading market positions in multiple categories across our portfolio. Unless the context indicates otherwise, the terms "Avanos," "the Company," "we," "our" and "us" refer to Avanos Medical, Inc. and its consolidated subsidiaries. We were originally incorporated in Delaware in 2014. The address of our principal executive offices is 5405 Windward Parkway, Suite 100 South, Alpharetta, Georgia 30004, and our telephone number is (844) 428-2667.

We conduct our business in one operating and reportable segment that provides our medical device products to healthcare providers and patients. We have manufacturing facilities in the United States and Mexico. Within our single reportable segment, we provide a portfolio of innovative product offerings focused on Digestive Health and Pain Management and Recovery to improve patient outcomes and reduce the cost of care.

Digestive Health is a portfolio of products that includes our MIC-KEY enteral feeding tubes, Corpak patient feeding solutions and NeoMed neonatal and pediatric feeding solutions. In the year ended December 31, 2023, our legacy enteral feeding tubes, which includes our MIC-KEY enteral feeding tubes, our Corpak feeding solutions and our NeoMed neonatal and pediatric feeding solutions each accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2022, our legacy enteral feeding tubes and our NeoMed neonatal and pediatric feeding solutions feeding solutions each accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2021, our legacy enteral feeding tubes and our Corpak feeding solutions each accounted for more than 10% of our consolidated net sales.

Pain Management and Recovery is a portfolio of non-opioid pain solutions including:

- Surgical pain and recovery products such as ON-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems. In the years ended December 31, 2023 and 2022, our ON-Q surgical pain pump individually accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2021, our surgical pain products, which includes both On-Q and ambIT pumps, accounted for more than 10% of our consolidated net sales.

- Interventional pain solutions, which provide minimally invasive pain relieving therapies, such as our COOLIEF pain therapy, OrthogenRx's knee osteoarthritis hyaluronic acid ("HA") pain relief injection products and Trident radiofrequency ablation ("RFA") products used to treat chronic pain conditions. In the year ended December 31, 2023, products associated with our COOLIEF pain therapy accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2022, COOLIEF pain therapy products and our OrthogenRx pain relief injection products (GenVisc and TriVisc), each accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2021, products associated with our COOLIEF pain therapy accounted for more than 10% of our consolidated net sales.

Acquisitions

On June 17, 2023 we entered into a definitive agreement to acquire Diros Technology Inc. ("Diros"), a leading manufacturer of innovative radiofrequency (RF) products used to treat chronic pain conditions. On July 24, 2023, we closed the acquisition of Diros for approximately $53.0 million, consisting of $2.5 million cash paid upon entry into the definitive agreement and $50.5 million in cash at closing less working capital and other adjustments, with an up to additional $7.0 million payable in contingent cash consideration based on achievement of certain performance objectives defined in the purchase agreement (the "Diros Acquisition"). The purchase price for the Diros Acquisition was funded by available cash on hand and proceeds from our Revolving Credit Facility. For further information regarding the acquisition of Diros, see "Business Acquisition" in Note 6 to the Consolidated financial statements in Item 8 of this Form 10-K.

On January 20, 2022, we acquired all of the equity voting interests and completed the acquisition of OrthogenRx, Inc. ("OrthogenRx"), which is focused on the development and commercialization of treatments for knee pain caused by osteoarthritis (the "OrthogenRx Acquisition"). The OrthogenRx Acquisition enhanced our interventional pain portfolio. The purchase price was $130.0 million at closing less working capital adjustments, with up to an additional $30.0 million payable in contingent cash consideration based on OrthogenRx's growth in net sales during 2022 and 2023. $10.6 million of contingent cash consideration has been paid based on OrthogenRx's 2022 net sales. The purchase price for the OrthogenRx Acquisition was funded by available cash on hand and the proceeds of borrowings, including from the incurrence of a new incremental tranche of term loans of $125.0 million, under the Company's prior senior secured revolving credit facility.

During 2019, we completed the acquisition of substantially all the assets of Endoclear, LLC ("Endoclear") and Summit Medical Products, Inc. ("Summit"), and we completed the acquisition of NeoMed, Inc. ("NeoMed") (collectively, the "2019 Acquisitions"). The aggregate purchase price for the 2019 Acquisitions was $57.5 million, net of cash acquired, plus future contingent payments of $7.2 million.

Divestiture

On June 7, 2023, we entered into a Purchase Agreement ("Purchase Agreement") by and among us and certain of our affiliates and SunMed Group Holdings, LLC ("Buyer"), pursuant to which the Buyer agreed to purchase substantially all of the assets primarily relating to or primarily used in our Respiratory Health ("RH") business (the "RH Divestiture"). On October 2, 2023, we closed the sale of our RH business for $110.0 million in cash, subject to certain adjustments as provided in the Purchase Agreement based on the indebtedness and inventory transferred to Buyer at the closing and the chargebacks assumed by Buyer but that would otherwise have been payable by the Company and its subsidiaries on or after October 2, 2023 to distributors of the Company's RH products located in the United States.

The RH Divestiture represents a key component of Avanos' ongoing three-year transformation process, which was initiated in January 2023 and is aimed at accelerating the Company's efforts to focus its portfolio on markets where it is well positioned to succeed (the "Transformation Process").

In conjunction with the RH Divestiture, we and Buyer entered into various transition services agreements pursuant to which we, Buyer and each company's respective affiliates provide to each other various transitional services, including, but not limited to, product manufacturing and distribution, facilities, order fulfillment, invoicing, quality assurance, regulatory support, audit support and other services. The services generally commenced on the closing date of the RH Divestiture and will terminate in no later than one to three years. For further information regarding the RH Divestiture, see "Discontinued Operations" in Note 2 to the Consolidated financial statements in Item 8 of this Form 10-K.

Sales and Marketing

We direct our primary sales and marketing efforts toward hospitals, ambulatory care centers, and other sites of care. We engage with physicians and other healthcare providers to highlight the unique benefits and competitive differentiation of our branded products. We work directly with physicians, nurses, professional societies, hospital administrators and healthcare group purchasing organizations ("GPOs") to collaborate and educate on emerging practices and clinical techniques. These marketing programs are delivered directly to healthcare providers. Additionally, we provide marketing programs to our strategic distribution partners throughout the world.

Distribution

While our products are generally marketed directly to hospitals and other healthcare providers, they are generally sold through third-party wholesale distributors, with some sales directly to healthcare facilities and other end-user customers. In 2023, approximately 43% of our net sales in North America were made through distributors. In the year ended December 31, 2023, sales to Medline Industries, McKesson Corporation, and Owens & Minor, Inc. accounted for approximately 15%, 13%, and 6% of consolidated net sales, respectively. In the year ended December 31, 2022, sales to Medline Industries, McKesson Corporation, and Owens & Minor, Inc. accounted for approximately 12%, 12%, and 5% of consolidated net sales, respectively. In the year ended December 31, 2021, sales to Medline Industries, McKesson Corporation, and Owens & Minor, Inc. accounted for approximately 13%, 11%, and 6% of consolidated net sales, respectively.

Outside North America, sales are made either directly to end-user customers or through distributors, depending on the market served. In 2023, approximately 71% of our net sales outside North America were made through wholesalers or distributors.

We utilize distribution centers in North America, Europe, Australia and Japan. No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the government.

Group Purchasing Organizations

Our agreements with GPOs enables us to sell our products to their members, whether sold directly by us or through independent wholesale distributors. Agreements with GPOs are generally renewed every three years. GPOs negotiate pricing and volume purchasing discounts for hospitals, physician practices and other health care providers and institutions. Under our agreements with GPOs, we pay a fee based on sales of our products to GPO members, which is recorded as a reduction of net sales. Approximately 28% of our 2023 global net sales, including sales to wholesale distributors, were contracted through GPOs.

Competition

While no single company competes with us across the full breadth of our offerings, we face significant competition in U.S. and international markets.

There are a variety of treatment means and alternative clinical practices to address pain management and recovery and digestive health. We face competition from these alternative treatments, as well as improvements and innovations in products and technologies by our competitors. Major competitors include, among others:

- *Digestive Health:* Boston Scientific Corporation, Cook Medical and Applied Medical Technology, Inc.

- *Pain Management and Recovery:* Boston Scientific Corporation, Pacira Pharmaceuticals, Inc., Stryker Corporation, Medtronic plc, Pajunk Medical Systems, Nice Recovery Systems and Bioventus, Inc.

In developing and emerging markets, alternative clinical practices and different standards of care are our primary competition. While we believe that the number of procedures using our products will grow due, in part, to increasing global access to healthcare, we expect that our ability to compete with other providers of similar products will be impacted by rapid technological advances, pricing pressures and third-party reimbursement practices. We continue to defend our market positions and launched two new products in the U.S. market in 2023. We believe that our key product characteristics, such as proven efficacy, reliability and safety, along with our product launch capability, efficient manufacturing processes, and our established distribution network, field sales organization and customer service group, are important factors that distinguish us from our competitors.

Research and Development

We continuously engage in research and development to commercialize new products and enhance the effectiveness, reliability and safety of our existing products. We incurred research and development costs of $27.2 million in 2023, $29.2 million in 2022 and $30.6 million in 2021. These amounts consisted primarily of salaries and related expenses for personnel, product trial costs, outside laboratory and license fees, the costs of laboratory equipment and facilities and asset write-offs for equipment associated with unsuccessful product launches. We intend to continue our research and development efforts as a key strategy for growth.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as they become available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and other countries that relate to the technology used in many of our products. We utilize patents in our Pain Management and Recovery and Digestive Health products. These patents generally expire between 2024 and 2042. None of the patents we license from third parties are material to our business.

We consider the patents and trademarks which we own and the trademarks under which we sell certain of our products, as a whole, to be material to our business. However, we do not consider our business to be materially dependent upon any individual patent or trademark.

Raw Materials

We use a wide variety of raw materials and other inputs in our production processes. We base our purchasing decisions on quality assurance, cost effectiveness and regulatory requirements, and we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. We primarily purchase these materials from external suppliers, some of which are single-source suppliers.

Regulatory Matters

The development, manufacture, marketing, sale, promotion and distribution of our products are subject to comprehensive government regulation. Government regulation by various national, regional, federal, state and local agencies, both in the United States and other countries, addresses (among other matters) inspection of, and controls over, research and laboratory procedures, clinical investigations, product approvals and manufacturing, labeling, packaging, marketing and promotion, pricing and reimbursement, sampling, distribution, quality control, post-market surveillance, servicing, record keeping, storage and disposal practices. Our operations are also affected by trade regulations in many countries that limit the import of raw materials and finished products and by laws and regulations that seek to prevent corruption and bribery in the marketplace (including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act, which provide guidance on corporate interactions with government officials) and require safeguards for the protection of personal data. In addition, we are subject to laws and regulations pertaining to healthcare fraud and abuse, including state and federal anti-kickback and false claims laws in the United States.

Compliance with these laws and regulations is costly and materially affects our business. Among other effects, healthcare regulations substantially increase the time, difficulty and costs incurred in obtaining and maintaining approval to market newly developed and existing products. For example, in the United States, before we can market a new medical product, or market a new use for, claim for or significant modification to an existing product, we generally must first receive clearance under Section 510(k) of the Food, Drug and Cosmetic Act ("510(k) clearance") from the United States Food and Drug Administration ("FDA"). In order for us to obtain 510(k) clearance, the FDA must determine that our proposed product is substantially equivalent to a device legally on the market, known as a predicate device, with respect to intended use, technology, safety and effectiveness. Similarly, most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. For instance, the European Union, or EU, harmonized national regulations for the control of medical devices through the European Medical Device Directive ("EU MDD") with which manufacturers must comply. To sell medical devices in the EU, manufacturers must place a CE mark on their products, signifying to customers that the products meet EU requirements for safety and performance. For all but the lowest risk medical devices, manufacturers must have approval from a notified body prior to placing the CE mark on their devices. Medical devices without a CE mark may not be sold or distributed in the EU.

During 2021, the European Union adopted the EU Medical Device Regulation ("EU MDR"), replacing the EU MDD. The main goal of this regulation is to enhance product safety, quality and transparency for medical devices within the European Union. To achieve this, the EU MDR includes significant new requirements for medical devices, including enhanced requirements for clinical evidence and documentation, increased focus on device identification and traceability, and additional post-market surveillance and diligence. Compliance with the EU MDR requires re-certification of many of our products to the enhanced standards, during a transition period ending May 26, 2024. Complying with the EU MDR will require us to incur significant expenditures.

We expect that ensuring compliance with these regulations will continue to require significant technical expertise and capital investment. Failure to comply with applicable regulations will delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product's production and sale and other civil or criminal sanctions, including fines and penalties.

In addition to regulatory initiatives, our business can be affected by ongoing studies of the utilization, safety, efficacy and outcomes of healthcare products and their components. These studies, which are regularly conducted by industry participants, government agencies and others, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of, or limitations on, marketing of products domestically or worldwide, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

Access to healthcare products continues to be a subject of investigation and action by governmental agencies, legislative bodies and private organizations in the United States and other countries. A major focus is cost containment. Efforts to reduce healthcare costs are also being made in the private sector, notably by healthcare payors and providers, which have instituted various cost reduction and containment measures. We expect insurers and providers to continue attempts to reduce the cost of healthcare products. Outside the United States, many countries control the price of healthcare products directly or indirectly, through reimbursement, payment, pricing, coverage limitations, or compulsory licensing. Budgetary pressures in the United States and in other countries may also heighten the scope and severity of pricing pressures on our products for the foreseeable future.

We expect debate to continue during the next several years at all government levels worldwide over the marketing, availability, method of delivery, and payment for healthcare products and services. We believe that future legislation and regulation in the markets we serve could affect access to healthcare products and services, increase rebates, reduce prices or the rate of price increases for healthcare products and services, change healthcare delivery systems, create new fees and obligations, or require additional reporting and disclosure. It is not possible to predict the extent to which we or the healthcare industry in general might be affected by the matters discussed above. Such legislative or regulatory changes could have a material adverse effect on our business by reducing the prices paid for our products or imposing other requirements.

Since we market our products worldwide, certain products and variations of product lines must also meet other local regulatory requirements. Certain additional risks are inherent in conducting business outside the United States, including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action.

Demand for many of our existing and new medical devices is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the countries where we do business. Statutory and regulatory requirements for Medicaid, Medicare, and other government healthcare programs govern provider reimbursement levels. From time to time, legislative changes are made to government healthcare programs that impact our business, and the federal and/or state governments may continue to enact measures in the future aimed at containing or reducing reimbursement levels for medical expenses paid for in whole or in part with government funds. We cannot predict the nature of such measures or their impact on our business, results of operations, financial condition and cash flows. Any reduction in the amount of reimbursements received by our customers could have a material adverse effect on our business by reducing their selection of our products and the prices they are willing to pay.

Environmental, Health and Safety Matters

Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. We believe our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims. We are not currently named as a party in any judicial or administrative proceeding relating to environmental, health or safety matters.

While we have incurred in the past several years, and will in the future continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, we believe that our future cost of compliance with such regulations and ordinances, and our exposure to liability for environmental, health and safety claims will not have a material adverse effect on our business, results of operations, financial condition or cash flows. However, future events, such as changes in existing laws and regulations, or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on our financial condition, results of operations or liquidity.

Employees and Human Capital Management

Employees are our most-valued resource and are at the center of everything we do. Their talent, diversity and commitment are crucial to our innovation and success. Our work environment fosters personal, professional and corporate growth and nurtures innovation through product development and customer solutions. Our global teams work together in a spirit of cooperation to improve health and healthcare every day.

Employee demographics presented in the table below represent the number of employees as of December 31, 2023:

Global Employees	2023	% of Total
United States	881	23.3%
Mexico	2,665	70.7%
Latin America	10	0.3%
Europe, Middle East and Africa	108	2.9%
Asia Pacific	107	2.8%
Total	3,771	

Compensation

We strive to compensate employees competitively and fairly in markets throughout the world. Compensation for salaried employees is strongly tied to performance objectives. Salaried employees above a certain pay grade have a substantial portion of their total compensation subject to performance objectives. More about the compensation paid to our executive officers can be found in the proxy statement relating to our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement").

Training and Educational Opportunities

Because we are a medical device manufacturer, our employees are regularly trained in key areas required by the FDA and other applicable regulatory authorities, including topics such as documentation, safety, complaint handling, anti-bribery and quality, among others. In addition to regulated training, employees are educated on the Avanos Code of Conduct, which aims to ensure all our employees understand and act in alignment with our cultural and behavioral expectations.

Employee Engagement

We believe that employees who are engaged in their roles, treated as partners in the business and recognized for their efforts, are more satisfied and productive. Our goal is to ensure that each of our more than 3,700 employees understands how they contribute to the Company's innovation and growth. This is accomplished through an employee recognition program and ongoing, two-way communications, including videos and podcasts, that allow employees to engage with and hear directly from members of the executive team.

Employee Retention

In 2021, we implemented a multi-tiered employee retention strategy. The key elements of this strategy include: (i) enhanced compensation and rewards, including retention bonuses and equity grants for key employees, expanded benefits and more flexible work arrangements; (ii) fostering greater employee engagement through initiatives such as peer-to-peer coaching, internal promotions, a leadership development program and increased executive outreach through towns halls, podcasts and videos; and (iii) recognizing employees for their efforts through a variety of awards, spotlights and appreciation events.

Health and Safety; COVID-19 Response

We are committed to protecting our employees everywhere we operate. We identify potential risks associated with workplace activities in order to develop measures to mitigate possible hazards. In addition, we support employees with safety training and put specific programs in place for those working in potentially hazardous environments. In addition to offering a comprehensive health and benefits package, we sponsor a variety of wellness initiatives, including an Employee Assistance Program, health assessments, and Company-sponsored challenges that foster healthy habits.

We took additional measures during the COVID-19 pandemic, including implementing new safety protocols and guidelines as recommended by federal, state, local and foreign governments. When they reopened, our offices did so with strict safety and hygiene guidelines. Employees at our administrative offices generally follow a hybrid model that combines working in the office and working from home.

Diversity and Inclusion

We are an equal opportunity employer committed to providing a workplace free of harassment or discrimination based on race, color, religion, sex, sexual orientation, gender identity, national origin, disability, veteran status or other legally protected characteristic. Our commitment to diversity, equity and inclusion ("DE&I") is aligned to foster the company's success as we continue to grow our business and develop our workforce. Our commitment is also reflected in the important role that our DE&I Council plays in our governance practices. Founded in 2021, the DE&I Council is comprised of employees from various salary levels, functional departments and geographic regions throughout Avanos. In 2023, we took the next significant step forward in our DE&I journey by transitioning the DE&I Council leadership from a volunteer organization to an official responsibility of our Human Resources (HR) organization. The DE&I Council includes representatives from all the global regions in which the Company operates.

The following table shows various diversity metrics for the Company as of December 31, 2023.

Employee Diversity	2023
Women - global director and above[a]	31.4%
Ethnically diverse - U.S. director and above[a]	17.4%
Women - global salaried employees	46.3%
Ethnically diverse - U.S. salaried employees	31.6%

(a) Leaders in director-level position or higher.

Available Information

We make financial information, news releases and other information available on our corporate website at *www.avanos.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our corporate website as soon as reasonably practicable after we file these reports and amendments with, or furnish them to, the SEC. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the SEC. Stockholders may also contact Stockholder Services, 5405 Windward Parkway, Suite 100 South, Alpharetta, Georgia 30004 or call (844) 428-2667 to obtain a hard copy of these reports without charge.

ITEM 1A. RISK FACTORS

Our business faces many risks and uncertainties. Any of the risks discussed below, as well as factors described in other places in this Annual Report on Form 10-K, or in our other filings with the SEC, could materially adversely affect our business, consolidated financial position, results of operations or cash flows. In addition, these items could cause our future results to differ from our recent results, from our anticipated future results and from those in any of our forward-looking statements. These risks are not the only ones we face. Other risks that we do not presently know about or that we presently believe are not material could also adversely affect us.

Risks Related to our Business and Industry

We face strong competition. Our failure to compete effectively could have a material adverse effect on our business.

Our industry is highly competitive. We compete with many domestic and foreign companies ranging from small start-up enterprises that might sell only a single or limited number of competitive products or compete only in a specific market segment, to companies that are larger and more established than us, have a broad range of competitive products, participate in numerous markets and have access to significantly greater financial and marketing resources than we do. We are also subject to potential competition from new technologies or new market entrants. Competitive factors include price, alternative clinical practices, innovation, quality and reputation. Our failure to compete effectively could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may not be successful in developing, acquiring or marketing competitive products and technologies.

Our industry is characterized by extensive research and development and rapid technological advances. The future success of our business will depend, in part, on our ability to design, acquire and manufacture new competitive products and enhance existing products. Accordingly, we commit substantial time, funds and other resources to new product development, including research and development, acquisitions, licenses, clinical trials and physician education. We make these substantial expenditures without any assurance that our products will obtain regulatory clearance or reimbursement approval, acquire adequate intellectual property protection or receive market acceptance. Development by our competitors of improved products, technologies or enhancements may make our products, or those we develop, license or acquire in the future, obsolete or less competitive, which could negatively impact our net sales. Our failure to successfully develop, acquire or market competitive new products or enhance existing products could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We cannot guarantee that any of our strategic acquisitions, investments or alliances will be successful.

We intend to supplement our growth through strategic acquisitions of, investments in and alliances with new medical technologies. The success of any acquisition, investment or alliance may be affected by a number of factors, including our ability to identify and then properly assess and value the potential business opportunity or to successfully integrate any business we may acquire into our existing business. These types of transactions may require more resources and investments than originally anticipated, may divert management's attention from our existing business, may result in exposure to unexpected liabilities of the acquired business, and may not result in the expected benefits, savings or synergies. There can be no assurance that we will be able to identify and successfully make strategic acquisitions of, investments in and alliances with new medical technologies or that any past or future acquisition, investment or alliance will be cost-effective, profitable or successful.

We may be unable to attract and retain key employees necessary to be competitive.

Our ability to compete effectively depends upon our ability to attract and retain executives and other key employees, including people in technical, marketing, sales, and research and development positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. Our ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be materially adversely affected.

We rely on the proper function, security and availability of our information technology systems and data, as well as those of third parties, to operate our business, and a breach of our information technology systems, or our failure to effectively integrate AI into our information technology systems and operations, could have a material adverse effect on our business.

We rely on information technology systems to process, transmit and store electronic information in our day-to-day operations. Our information technology systems may fail to perform as anticipated, and we may encounter difficulties in implementing new systems, adapting these systems to changing technologies or expanding them to meet the future needs and growth of our business. Our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems. This enables us to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards and changes in the techniques used to prevent unauthorized access to our data and information systems. There can be no assurance that these efforts will be successful or that systems issues will not arise in the future.

In addition, the development, adoption and use of generative artificial intelligence, or AI, technology presents opportunities and risks. AI technology is still in an early stage of development, and we are still assessing how to incorporate AI technology into our information technology systems and operations. We are developing a policy with guardrails to address AI-related risks associated with data privacy, cybersecurity and copyright and intellectual property protections. Our failure to effectively integrate AI into our information technology systems and operations could therefore have a material adverse effect on our business.

Furthermore, from time to time we consummate new business acquisitions. We face risks associated with defects and vulnerabilities in acquired businesses' systems and difficulties or disruptions in connection with the integration of such acquisitions into our own information technology systems.

Lastly, our information technology systems may be subjected to damage or interruption from power outages, computer and telecommunication failures, usage errors by our employees, security breaches, computer viruses or other malicious codes, unauthorized access attempts and cyber, phishing- or ransomware attacks. Furthermore, we rely on third-party vendors to support certain aspects of our information technology systems and to store certain information. These third parties could also be subject to these types of attacks. These attacks could result in our intellectual property and other confidential information, including personal health information, being lost or stolen, disruption of our operations, loss of reputation and other negative consequences, such as increased costs for security measures or remediation costs and diversion of management attention. While we will continue to implement additional protective measures to reduce the risk of and detect future cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. There can be no assurance that our protective measures will prevent future attacks that could have a material adverse effect on our business.

We may be unable to protect our intellectual property rights or may infringe the intellectual property rights of others.

We rely on patents, trademarks, trade secrets and other intellectual property assets in the operation of our business. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that pending patent applications will result in the issuance of patents or that patents issued or licensed to us will remain valid or prevent competitors from introducing similar competing technologies. Our ability to enforce and protect our intellectual property rights may be limited in certain countries outside of the United States in which we operate, which could make it easier for our competitors to develop or distribute similar or superior competing technologies in those jurisdictions. In addition, our competitive position may be adversely affected by expirations of our significant patents, which would allow competitors to freely use our technology to compete with us.

We operate in an industry characterized by extensive patent litigation and competitors may claim that our products infringe their intellectual property rights. Resolution of patent litigation or other intellectual property claims is inherently unpredictable, typically time consuming and costly and can result in significant damage awards and injunctions that could prevent the manufacture and sale of the affected products or require us to make significant royalty payments in order to continue selling the affected products. Any one of these could have a material adverse effect on our business, results of operations, financial condition and cash flows. At any given time we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future.

Our business and operations are subject to risks related to global climate change.

Global climate change presents risks to our business. Shifts in weather patterns caused by climate change are expected to increase the frequency, severity and duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, wildfires, droughts, extreme temperatures and flooding. Such extreme weather conditions and the other conditions caused by or related to climate change could increase our operational costs; pose physical risks to our facilities and those of our customers and suppliers; and adversely impact various aspects of our business, including our supply chain, our manufacturing and distribution networks, the availability and cost of raw materials and components, the energy supply, transportation, and other inputs necessary for the operation of our business. In addition, more stringent environmental laws and regulations that are designed to mitigate the effects of climate change may result in increased costs to operate our business, increased compliance costs and adverse impacts on raw material sourcing, our manufacturing operations and the distribution of our products. Such developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our customers depend on third-party coverage and reimbursements. The failure of healthcare programs to provide coverage and reimbursement, or reductions in levels of reimbursement, could have a material adverse effect on our business.

The ability of our customers to obtain coverage and reimbursements for products they purchase from us is important to our business. Demand for many of our existing and new medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the countries where we do business. Any reduction in the amount of reimbursements received by our customers could harm our business by reducing their selection of our products and the prices they are willing to pay.

In addition, as a result of their purchasing power, third-party payors are implementing cost-cutting measures such as seeking discounts, price reductions or other incentives from medical products suppliers and imposing limitations on coverage and reimbursements for medical technologies and procedures. These trends could compel us to reduce prices for our existing products and potential new products and could cause a decrease in the size of the market or a potential increase in competition that could have a material adverse effect on our business, results of operations, financial condition and cash flows.

A resurgence of the COVID-19 pandemic could adversely impact our business operations, financial condition, results of operations and cash flows.

The COVID-19 pandemic caused significant volatility in the global financial markets, caused disruption in global supply and distribution channels and caused us to modify certain of our business practices (including with respect to remote work policies and physical participation in meetings and other events). While the COVID-19 pandemic has subsided, new mutations to the virus could lead to a resurgence of the pandemic.

The impact of such a resurgence would depend on a number of factors which are uncertain and unpredictable, including the severity, extent and duration of the new outbreak and the potential severe adverse financial impact the outbreak could have on our customers. A resurgence of the COVID-19 pandemic could result in delays in payments on outstanding accounts receivable, manufacturing, distribution and supply chain disruptions, decreased customer demand for our products, and other adverse effects.

If we experience any one of these risks or uncertainties, it may have a material adverse impact to our business, financial condition, results of operations and cash flows. Additionally, our business could be severely impacted by widespread regional, national or global health epidemics unrelated to COVID-19 in the future.

An inability to obtain key components, raw materials or manufactured products from third parties may have a material adverse effect on our business.

We depend on the availability of various components, raw materials and manufactured products supplied by others for our operations. If the capabilities of our suppliers and third-party manufacturers are limited or stopped, due to quality, regulatory or other reasons, including natural disasters, pandemics or other health emergencies (such as the COVID-19 pandemic), political instability, government actions, prolonged power or equipment failures or labor dispute, it could negatively impact our ability to manufacture or deliver our products and could expose us to regulatory actions. Further, for quality assurance or cost effectiveness, we purchase from sole suppliers certain components and raw materials. Although there are other sources in the market place for these items, we may not be able to quickly establish additional or replacement sources for certain components or materials due to regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products. The loss of any sole supplier or any sustained supply interruption that affects our ability to manufacture or deliver our products in a timely or cost effective manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.

An interruption in our ability to manufacture products may have a material adverse effect on our business.
Many of our key products are manufactured at single locations, with limited alternate facilities. In addition, the majority of our manufacturing output is concentrated at the two manufacturing facilities that we operate in Mexico. If one or more of these facilities experience damage, or if these manufacturing capabilities are otherwise limited or stopped due to quality, regulatory or other reasons, including natural disasters, pandemics or other health emergencies (such as the COVID-19 pandemic), political instability, government actions, prolonged power or equipment failures or labor dispute, it may not be possible to timely manufacture the relevant products at previous levels or at all. A reduction or interruption in any of these manufacturing processes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may not successfully execute on or achieve the expected benefits of our restructuring initiative.

In January 2023, we initiated a three-year restructuring initiative pursuant to which we: (i) have combined our Chronic Care and Pain Management franchises into a single commercial organization focused on the Digestive Health and Pain Management and Recovery product categories; (ii) plan to rationalize our product portfolio including certain low-margin, low-growth product categories, through targeted divestitures; (iii) have undertaken additional cost management activities to enhance our operating profitability; and (iv) plan to pursue efficient capital allocation strategies, including through acquisitions that meet our strategic and financial criteria. The restructuring initiative is subject to a variety of known and unknown risks and uncertainties, including the potential that we may not be able to: (i) successfully execute on the restructuring initiative or (ii) achieve the anticipated benefits and cost-saving opportunities identified in the restructuring initiative. In addition, the expected benefits and cost-saving opportunities related to the restructuring initiative may take longer to realize than expected. Further, implementation of the restructuring initiative could be disruptive to our operations and result in reduced employee morale. Failure to fully realize or maintain the anticipated benefits of the restructuring initiative could have a material adverse impact on our business, results of operations, financial condition and cash flows.

We may not achieve the expected benefits of our divestiture activities.

One of the objectives of the Transformation Process is the rationalization of our product portfolio through targeted divestitures such as the RH Divestiture. The RH Divestiture represents a key component of the Transformation Process, and is aimed at accelerating the Company's efforts to focus its portfolio on markets where it is well positioned to succeed. Any divestiture we undertake is subject to a variety of known and unknown risks and uncertainties, including the potential that we may not be able to achieve the anticipated benefits of such divestiture. In addition, the expected benefits related to any divestiture may take longer to realize than expected. Further, any divestiture could be disruptive to our operations and result in reduced employee morale. Failure to fully realize the anticipated benefits of any divestiture could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Ongoing regional conflicts and the related implications could have a material adverse effect on our business and results of operations.

We are subject to risks as a result of regional conflicts in different parts of the world, including the conflict between Russia and Ukraine and conflict in the Middle East. As a result of the ongoing military conflict between Russia and Ukraine, the United States and other countries have imposed significant sanctions on Russia and could impose even wider sanctions. Conflict in the Middle East could negatively affect sales of our products in that region and could give rise to embargoes on, or disruptions to, the supply of petroleum. These military conflicts and related sanctions or embargoes could damage or disrupt international commerce, shipping, supply chains and the global economy. We cannot predict the broader or longer-term consequences of these conflicts, which could include further sanctions and embargoes, regional instability, geopolitical shifts, exchange rate fluctuations, inflation, financial market disruptions and economic recession. Further, these conflicts could exacerbate supply chain challenges, lead to an increase in cyberattacks from Russia and elsewhere, affect the global price and availability of key commodities, reduce our sales and earnings or otherwise have an adverse effect on our business and results of operations.

In addition, these regional conflicts may have the effect of heightening other risks disclosed in this Item 1A, any of which could materially and adversely affect our business and results of operations. Such risks include but are not limited to interruptions in the transportation channels for the manufacture and global distribution of our products, heightened inflation, depressed levels of consumer and commercial spending, disruptions to our global technology infrastructure, adverse changes in international trade policies and relations, and the inability to implement and execute our business strategy. We are currently unable to predict the extent, nature or duration of any of these occurrences.

Supply chain disruptions could have a material adverse effect on our business.

We rely on a complex global supply chain composed of multiple external suppliers, some of which are single-source suppliers. These suppliers provide raw materials and other inputs for our production processes; supply certain components for our products; and deliver other goods and services used in our business. We cannot be certain that our current suppliers will continue to provide us with the quantities of materials that we require or satisfy our anticipated specifications and quality requirements on a timely basis or at all. In addition, any supply chain disruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified.

In addition, we rely on various transportation channels for global distribution of our products through shipping ports located throughout the world. Labor unrest, political instability, the outbreak of pandemics or other health emergencies (such as the COVID-19 pandemic), trade restrictions, transport capacity and costs, port security, weather conditions, natural disasters or other events could slow port activities and could adversely affect our business by interrupting product shipments and may increase our transportation costs if we are forced to use more expensive shipping alternatives.

From time to time we may be negatively impacted by supply chain disruptions, including the following:

- Suppliers extending lead times, experiencing capacity constraints, limiting or canceling supply, allocating supply to other customers (including our competitors), delaying or canceling deliveries, going out of business or increasing prices;

- Supplier quality issues;

- A resurgence of the COVID-19 pandemic or other pandemics, epidemics or infectious disease outbreaks;

- Cybersecurity events, manmade or natural disasters, operational failures or other events that disrupt us or our suppliers;

- Long lead times to qualify alternate or additional suppliers, or the unavailability of qualified alternate suppliers; and

- Other events or occurrences that are beyond our control, including transportation delays, inflationary pricing pressures, work stoppages, labor shortages and governmental regulatory actions.

These and other supply chain issues can increase our costs, disrupt or reduce our production, delay our product shipments, prevent us from meeting customer demand and damage our customer relationships. They may keep us from successfully implementing our business strategy and could materially harm our business, results of operations, financial condition and cash flows.

Our business, operating results, and cash flows have been affected and may continue to be adversely affected by the rising rate of inflation.

Inflationary pressures have increased due to general macroeconomic factors as well as the global supply chain disruptions, labor shortages and other factors. We expect those inflationary trends to continue for the foreseeable future. These inflationary pressures have affected our manufacturing costs, operating expenses (including wages) and other expenses. We may not be able to pass these cost increases on to our customers in a timely manner, which could have an impact on our gross margins and profitability. In addition, inflation has resulted in higher interest rates and could otherwise adversely impact the macroeconomic environment, which in turn could adversely impact our customers and their ability or willingness to purchase our products. Our inability to successfully manage the effects of inflation could have a material adverse effect on our business, results of operations and cash flows.

The adoption and interpretation of tax laws may have a material adverse effect on our business.

The laws and rules and related interpretations dealing with income taxation are frequently reviewed and amended by governmental bodies, officials and regulatory agencies in the United States and other jurisdictions in which we do business. The governmental bodies may include the U.S. Internal Revenue Service, the U.S. Treasury Department, the U.S. Congress, taxing authorities in countries outside the United States, and various state, provincial, local or municipal regulatory agencies. Our provision for income taxes and results of operations may be adversely affected by changes to our operating structure, changes in the mix of income and expenses in countries with differing tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, regulations or administrative interpretations thereof. For example, the U.S. federal government could make changes to existing U.S. tax laws, including the Tax Cuts and Jobs Act of 2017 or the Coronavirus Aid, Relief and Economic Security (CARES) Act of 2020, which could include an increase in the corporate tax rate and the tax rate on foreign earnings. It cannot be predicted whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated, issued or amended that could result in a material adverse effect on our financial position, results of operations or cash flows.

We face significant uncertainty in the healthcare industry due to government healthcare reform in the United States and elsewhere.

The U.S. Congress, regulatory agencies and certain state legislatures, as well as international legislators and regulators, periodically review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. We cannot predict with certainty what healthcare initiatives, if any, will be implemented by states or foreign governments or what ultimate effect healthcare reform or any future legislation or regulation may have on our customers' purchasing decisions regarding our products. However, the implementation of new legislation and regulation may lower reimbursements for our products, reduce medical procedure volumes and materially adversely affect our business, results of operations, financial condition and cash flows.

We are subject to extensive government regulation, which may require us to incur significant expenses to ensure compliance.

Many of our products are subject to extensive regulation in the United States by the FDA and other regulatory authorities and by comparable government agencies in other countries concerning the development, design, approval, manufacture, labeling, importing and exporting and sale and marketing of many of our products. Furthermore, our facilities are subject to periodic inspection by the FDA and other federal, state and foreign government authorities, which require manufacturers of medical devices to adhere to certain regulations, including the FDA's Quality System Regulation, which requires periodic audits, design controls, quality control testing and documentation procedures, as well as complaint evaluations and investigation. Regulations regarding the development, manufacture and sale of medical products are evolving and subject to future change. We cannot predict what impact those regulatory changes may have on our business. Failure to comply with applicable regulations could lead to manufacturing shutdowns, product shortages, delays in product manufacturing, product seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the United States and may require significant resources to resolve. Any one or more of these events could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to healthcare fraud and abuse laws and regulations that could result in significant liability, require us to change our business practices or restrict our operations in the future.

We are subject to various U.S. federal, state and local laws targeting fraud and abuse in the healthcare industry, including the Food Drug and Cosmetic Act and anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We must obtain clearance or approval from the appropriate regulatory authorities prior to introducing a new product or a modification to an existing product. The regulatory clearance process may result in substantial costs, delays and limitations on the types and uses of products we can bring to market, any of which could have a material adverse effect on our business.

In the United States, before we can market a new product, or market a new use of, or claim for, or significant modification to, an existing product, we generally must first receive clearance or approval from the FDA and certain other regulatory authorities. Most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical device can be costly and time consuming, involve rigorous pre-clinical and clinical testing, require changes in products or result in limitations on the indicated uses of products. There can be no assurance that these clearances and approvals will be granted on a timely basis, or at all. In addition, once a medical device has been cleared or approved, a new clearance or approval may be required before the medical device may be modified, its labeling changed or marketed for a different use. Medical devices are cleared or approved for one or more specific intended uses and promoting a device for an off-label use could result in government enforcement action. Furthermore, a product approval or clearance can be withdrawn or limited due to unforeseen problems with the medical device or issues relating to its application. The regulatory clearance and approval process may result in, among other things, the inability to bring a product to market, delayed realization of product net sales, substantial additional costs and limitations on the types of products we may bring to market or their indicated uses, any one of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to risks related to our manufacturing operations in Mexico.

Our manufacturing facilities in Mexico are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import certain items from the United States into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations. Failure to comply with these regulations, ceasing to qualify for Maquiladora status or other disruptions within the program would cause our manufacturing costs in Mexico to increase and could adversely affect our business, results of operations, financial condition and cash flows.

In addition, Mexico periodically experiences heightened civil unrest, and certain areas of the country suffer from persistent criminal activity, both of which could interfere with our manufacturing operations, cause transportation delays or stoppages and otherwise disrupt the supply of products to and from our facilities.

Further, we have experienced inflationary pressure on our labor and other costs in Mexico. Continued increases in such costs could adversely affect our business, results of operations, financial condition and cash flows. These pressures may be exacerbated by exchange rate fluctuations in the Mexican peso.

These risks, as well as certain other risks described generally in this Item 1A as they relate specifically to Mexico (including, without limitation, the risk of currency rate fluctuations, the risk of manufacturing interruptions and the risk of doing business outside the United States), could adversely affect our business, results of operations, financial condition and cash flows.

We may incur product liability losses, litigation liability, product recalls, safety alerts or regulatory action associated with our products which could be costly and disruptive to our business.

The risk of product liability claims is inherent in the design, manufacture and marketing of medical products of the type we produce and sell. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to the products that we manufacture or sell, including the physician's skill, technique and experience in performing the relevant surgical procedure, component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or information.

In addition to product liability claims and litigation, an unsafe condition or injury to, or death of, a patient associated with our products could lead to a recall of, or issuance of a safety alert relating to, our products, or suspension or delay of regulatory product approvals or clearances, product seizures or detentions, governmental investigations, civil or criminal sanctions or injunctions to halt manufacturing and distribution of our products. Any one of these could result in significant costs and negative publicity resulting in reduced market acceptance and demand for our products and harm our reputation. In addition, a recall or injunction affecting our products could temporarily shut down production lines or place products on a shipping hold.

All of the foregoing types of legal proceedings and regulatory actions are inherently unpredictable and, regardless of the outcome, could disrupt our business, result in substantial costs or the diversion of management attention and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Economic conditions have affected and may continue to adversely affect our business, results of operations, financial condition and cash flows.

Disruptions in the financial markets, economic recessions and other macro-economic challenges affecting the economy and the economic outlook of the United States, Europe, Japan, China and other parts of the world may have an adverse impact on our results of operations, financial condition and cash flows. Economic conditions and depressed levels of consumer and commercial spending have caused and may continue to cause our customers to reduce, modify, delay or cancel plans to purchase our products, and we have observed certain hospitals delaying and prioritizing purchasing decisions, which has had and may continue to have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, as a result of economic conditions, our customers inside and outside the United States, including foreign governmental entities or other entities that rely on government healthcare systems or government funding, may be unable to pay their obligations on a timely basis or to make payment in full. If our customers' cash flow or operating and financial performance deteriorate or fail to improve, or if our customers are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of accounts receivable owed to us. These conditions also may have an adverse effect on certain of our suppliers who may reduce output or change terms of sales, which could cause a disruption in our ability to produce our products. Any inability of current and/or potential customers to pay us for our products or any demands by our suppliers for different payment terms may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency exchange rate fluctuations could have a material adverse effect on our business and results of operations.

Due to our international operations, we transact business in many foreign currencies and are subject to the effects of changes in foreign currency exchange rates, including the Mexican peso, Japanese yen, Australian dollar and the Euro. Our financial statements are reported in U.S. dollars with international transactions being translated into U.S. dollars. If the U.S. dollar strengthens in relation to the currencies of other countries where we sell our products, our U.S. dollar reported net sales and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies' value can negatively impact manufacturing and selling costs.

While we have in the past engaged, and may in the future engage, in various hedging transactions in attempts to minimize the effects of foreign currency exchange rate fluctuations, there can be no assurance that these hedging transactions will be effective. Changes in the relative values of currencies occur regularly and could have an adverse effect on our business, results of operations, financial condition and cash flows. Our exposure to currency exchange rate fluctuations is heightened due to the concentration of our manufacturing operations in Mexico. For example, a hypothetical appreciation of 10% in the value of the Mexican peso in relation to the U.S. dollar would have negatively impacted operating profit for the year ended December 31, 2023 by approximately $0.7 million.

We are exposed to price fluctuations of key commodities, which may negatively impact our results of operations.

We rely on product inputs in the manufacture of our products. Prices of oil and gas affect our distribution and transportation costs. Prices of these commodities are volatile and have fluctuated significantly in recent years, which has contributed to, and in the future may continue to contribute to, fluctuations in our results of operations. Our ability to hedge commodity price volatility is limited. Furthermore, due to competitive dynamics, the cost containment efforts of our customers and third-party payors, and contractual limitations, particularly with respect to products we sell under group purchasing agreements, which generally set pricing for a three-year term, we may be unable to pass along commodity-driven cost increases through higher prices. If we cannot fully offset cost increases through other cost reductions, or recover these costs through price increases or surcharges, we could experience lower margins and profitability which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Cost-containment efforts of our customers, healthcare purchasing groups, third-party payors and governmental organizations could adversely affect our sales and profitability.

Many of our customers are members of GPOs, or integrated delivery networks ("IDNs"). GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. Although we are the sole contracted supplier to certain GPOs for certain product categories, members of the GPO are generally free to purchase from other suppliers, and such contract positions can offer no assurance that sales volumes of those products will be maintained. In addition, initiatives sponsored by government agencies and other third-party payors to limit healthcare costs, including price regulation and competitive bidding for the sale of our products, are ongoing in markets where we sell our products. Pricing pressure has also increased in our markets due to consolidation among healthcare providers, trends toward managed care, governments becoming payors of healthcare expenses and regulation relating to reimbursements. The increasing leverage of organized buying groups and consolidated customers and pricing pressure from third-party payors may reduce market prices for our products, thereby reducing our profitability and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to political, economic and regulatory risks associated with doing business outside of the United States.

Most of our manufacturing facilities are located outside the United States in Mexico. We also may use contract manufacturers outside the United States from time to time and may source many of our raw materials and components from foreign suppliers. We distribute and sell our products globally. In 2023, approximately 20% of our net sales were generated outside of North America and we expect this percentage will grow over time. Our operations outside of the United States are subject to risks that are inherent in conducting business internationally, including compliance with both United States and foreign laws and regulations that apply to our international operations. These laws and regulations include robust data privacy requirements, labor relations laws that may impede employer flexibility, tax laws, anti-competition regulations, import, customs and trade restrictions, export requirements, economic sanction laws, environmental, health and safety laws, anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions. Given the high level of complexity of these laws, there is a risk that some provisions may be violated inadvertently or through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. In addition, these laws are subject to changes, which may require additional resources or make it more difficult for us to comply with these laws. Violations of the laws and regulations governing our international operations could result in fines or criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to manufacture or distribute our products in one or more countries and could have a material adverse effect on our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business, results of operations, financial condition and cash flows. Our success depends, in part, on our ability to anticipate and prevent or mitigate these risks and manage difficulties as they arise.

We may be subject to trade protection measures that are being contemplated by the United States and other governments around the world, as well as potential disruptions in trade agreements, such as the exit of the United Kingdom from the EU. These measures and disruptions may result in new or higher tariffs, import-export restrictions and taxes. Changes in, or revised interpretations of import-export laws or international trade agreements, along with new or increased tariffs, trade restrictions or taxation on income earned or goods manufactured outside the United States may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to the foregoing, engaging in international business inherently involves a number of other difficulties and risks, including:

- different local medical practices, product preferences and product requirements,
- price and currency controls and exchange rate fluctuations,
- cost and availability of international shipping channels,
- longer payment cycles in certain countries other than the United States,
- minimal or diminished protection of intellectual property in certain countries,
- uncertainties regarding judicial systems, including difficulties in enforcing agreements through certain non-U.S. legal systems,
- political instability and actual or anticipated military or political conflicts, expropriation of assets, economic instability and the impact on interest rates, inflation and the credit worthiness of our customers, and
- difficulties and costs of staffing and managing non-U.S. operations.

These risks and difficulties, individually or in the aggregate, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may need additional financing in the future to meet our capital needs or to make acquisitions and such financing may not be available on favorable terms, if at all.

We intend to continue our research and development activities and make acquisitions. Accordingly, we may need to seek additional debt or equity financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business.

Events in the banking industry and the associated macroeconomic impacts may have a material adverse effect on our business operations, financial condition, results of operations and cash flows.

Financial conditions affecting the banking system and financial markets and the potential threats to the solvency of commercial banks, investment banks and other financial institutions may have an adverse effect on our operations and the operations of companies with which we do business or in which we hold a minority stake. There can be no assurance that the actions taken by the Federal Reserve, the Treasury Department and the Federal Deposit Insurance Corporation since early 2023 in response to bank solvency concerns will achieve the purpose of stabilizing the financial markets, restoring consumer confidence, or have other intended effects. Concerns about the stability of financial markets and the solvency of lenders may cause further negative effects across the banking system and may cause the costs of obtaining financing from the credit markets to increase, which may limit our ability to secure adequate financing in the future or have other negative effects on our business operations, financial condition, results of operations and cash flows.

Any non-cash impairment of our long-lived assets, including intangible assets and goodwill, could have a material adverse impact on our results of operations.

We review long-lived assets, such as property, equipment and intangible assets for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Goodwill is tested for impairment annually and whenever events and circumstances indicate that, more likely than not, impairment may have occurred. The evaluation of long-lived assets and goodwill requires us to form estimates and assumptions with respect to a number of factors, including future sales growth, cash flows, our weighted average cost of capital (WACC) and a terminal value. Our evaluation of goodwill also includes consideration of our current market capitalization. Unanticipated changes in any of the factors used in our evaluation could result in a non-cash charge for impairment in a future period, which may significantly affect our results of operations in the period of such charge.

Risks Related to Ownership of Avanos Common Stock

We cannot guarantee that our stock price will not decline or fluctuate significantly.

The price at which Avanos common stock trades has fluctuated and may continue to fluctuate significantly. The market price, or fluctuations in price, for Avanos common stock may be negatively influenced by many factors, including:

- actual or unanticipated fluctuations in our quarterly and annual operating results,
- the outcome of litigation and enforcement actions,
- developments generally affecting the healthcare industry,
- changes in market valuations of comparable companies,
- the amount of our indebtedness,
- general economic, industry and market conditions,
- the depth and liquidity of the market for Avanos common stock,
- price fluctuations in key commodities,
- announcements by us or our competitors regarding performance, strategy, significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments,
- fluctuations in interest and currency exchange rates, and
- perceptions of or speculations by the press or investment community.

These and other factors may lower the market price of Avanos common stock, regardless of our actual financial condition or operating performance.

We have no present intention to pay dividends on Avanos common stock.

We have no present intention to pay dividends on Avanos common stock. Any determination to pay dividends to holders of Avanos common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our Board of Directors deems relevant.

The percentage of ownership of existing stockholders in Avanos may be diluted in the future.

In the future, a stockholder's percentage ownership in Avanos may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers and employees. In addition, our compensation committee has, and we anticipate that they will continue in the future to, grant stock options or other equity based awards to our employees. These awards will have a dilutive effect on existing stockholders and on our earnings per share, which could adversely affect the market price of shares of Avanos common stock.

In addition, our certificate of incorporation authorizes us to issue, without the approval of Avanos stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Avanos common stock with respect to dividends and distributions, as our Board of Directors generally may determine. If our Board of Directors were to approve the issuance of preferred stock in the future, the terms of one or more classes or series of such preferred stock could dilute the voting power or reduce the value of Avanos

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common stock. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to Avanos preferred stock could affect the residual value of Avanos common stock.

Certain provisions of our certificate of incorporation may make it difficult for stockholders to initiate litigation against us in a favorable forum for disputes with us or our directors or officers.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware (or if that court does not have jurisdiction, the U.S. District Court for the District of Delaware) as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors or officers.

Certain provisions of our certificate of incorporation and by-laws and of Delaware law may make it difficult for stockholders to change the composition of our Board of Directors and may discourage hostile takeover attempts which some of our stockholders may consider to be beneficial.

Certain provisions contained in our certificate of incorporation and by-laws and those contained in Delaware law may have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval,

- the inability of our stockholders to call a special meeting of stockholders,

- stockholder action may be taken only at a special or regular meeting of stockholders,

- advance notice procedures for nominating candidates to our Board of Directors or presenting matters at stockholder meetings,

- stockholder removal of directors only for cause and only by a supermajority vote,

- the ability of our Board of Directors, and not our stockholders, to fill vacancies on our Board of Directors, and

- supermajority voting requirements to amend our by-laws and certain provisions of our certificate of incorporation and to engage in certain types of business combinations.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our Board of Directors, they could enable the Board of Directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. Cybersecurity

Avanos has implemented a comprehensive cybersecurity program to identify, assess and manage material risks from cybersecurity threats. In addition, we have instituted executive management and board oversight of the risks arising from cybersecurity threats.

Cybersecurity Risk Management and Strategy.

We have a proactive strategy to manage the material risks stemming from cybersecurity threats. Our cybersecurity program follows the Cybersecurity Framework as defined by the National Institute of Standards and Technologies. The Cybersecurity program is the responsibility of our internal IT Security Team, which is overseen by our Vice President, Chief Information Officer (the "CIO").

Our cybersecurity program includes the following key elements:

- **Identification.** Avanos maintains an inventory of IT assets, comprising hardware and software, as well as the associated risk profiles of those systems and applications. We utilize a risk management strategy and annual risk assessment process to identify key risk areas based on the holistic threat landscape facing Avanos and our industry. To define that threat landscape, we utilize threat intelligence feeds, such as those provided by Health Information Sharing and Analysis Center (H-ISAC) and a third-party vendor, to determine security threats to the Company and other healthcare and life science organizations.

- **Protection.** We utilize multiple intrusion protection systems and processes to protect our technology assets. These protections include Identity and Access Management (IAM), Privileged Access Management (PAM), Multi-Factor Authentication (MFA), Vulnerability Management, Endpoint Detection and Response (EDR), Advanced Anti-Phishing and Awareness trainings, Network and Cloud Security and other protective technologies. Annual audits are conducted to assess these controls.

Our cybersecurity protection strategy incorporates a Vulnerability Management process and solution to assist in the identification of potential vulnerabilities in our systems. If vulnerabilities are identified, we utilize a follow-on process to remediate such vulnerabilities. A third-party software-as-a-service (SaaS) provider conducts code scanning and vulnerability assessments of our external-facing websites. Furthermore, multiple cybersecurity controls exist on and around our servers and end-user systems to prevent unauthorized system and data access and data leakage. Additionally, third-party vendors conduct yearly penetration tests to search for risks to our systems utilizing techniques commonly used by bad actors.

- **Detection.** Avanos has a formal framework consisting of people, processes and technologies dedicated to monitoring, detecting and responding all security events. We utilize multiple intrusion detection systems and processes. These include user access reviews to determine appropriate access to systems and data and a Security Identity and Event Management (SIEM) software solution, which consists of system logs with correlation logic to identify malicious activity. Logs and alerts cover the network, devices, applications and email.

- **Response.** We have an incident response plan for cybersecurity incidents and conduct response planning with tabletop exercises. We have engaged a third party to assist with forensic investigations and expert support when needed. When a cybersecurity incident is identified by our IT Security Director and Security Team, our CIO and other members of our IT team are alerted. Incidents are classified by severity with predefined definitions, actions and notifications for each severity level. Incidents that are defined as medium, high or critical are reported the Chief Financial Officer, Principal Accounting Officer, General Counsel and CIO to determine materiality and associated public disclosure steps. For these incidents, we engage our third-party forensic partner to assist with containment, remediation and issuing a report on the incident.

- **Recovery.** Our dedicated security operations team, defined incident response plan and third party forensic partner are employed to contain and recover from an incident. In addition, the IT organization conducts an annual disaster recovery exercise. Following an incident, the IT Security Team conducts a post-mortem to identify opportunities to improve our cybersecurity program. Any follow-up communications are provided as part of the recovery process.

Controls assessments are completed annually with respect to any remediation activities that have been identified and completed as part of the cybersecurity program. Avanos engages third-party vendors to conduct assessments and deliver their recommendations for improvement annually. Where appropriate, third-party vendors also assist with remediation projects. We have a third-party risk management program. Prior to engaging third-party service providers, we conduct a cybersecurity risk assessment and utilize a third-party exchange service to gather security posture ratings across all of the third party's IT security, compliance and data privacy domains.

We are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to affect us, including our business strategy, results of operation or financial condition.

Governance

Our Audit Committee is responsible for overseeing risks from cybersecurity threats. At each meeting of the Audit Committee, our CIO provides a report on cybersecurity matters. The Audit Committee's cybersecurity-related oversight includes the following:

- Receiving notice of, and providing guidance with respect to, material cybersecurity incidents;
- Reviewing our cybersecurity threat landscape, risks and cybersecurity programs and policies;
- Overseeing our management and mitigation of cybersecurity risks and potential breach incidents;
- Reviewing our technology and information systems strategies and trends that may affect these strategies;
- Reviewing reports and key metrics on the Company's cybersecurity and related risk management programs;
- Reviewing the progress of major technology-related proposals, plans, projects and architecture decisions to ensure that these projects and decisions support our overall business strategy; and
- Reviewing and providing oversight on the Company's crisis preparedness with respect to cybersecurity.

During the year ended December 31, 2023, our Audit Committee met four times.

Our CIO (who has 14 years of cybersecurity experience) and our Associate Director of Global Cybersecurity (who has 25 years of cybersecurity experience) are the members of our management team who are responsible for assessing and managing our material risks from cybersecurity threats. Our CIO is a member of the Incident Response Team, and the Director of Global Cybersecurity is a member of our internal IT Security Team and the Incident Response Team.

ITEM 2.   PROPERTIES

We own or lease operating facilities located throughout the world that handle manufacturing production, assembly, research, quality assurance testing, distribution and packaging of our products. We believe our facilities are suitable and adequate for our present operations. We lease our principal executive offices that are located in Alpharetta, Georgia. The locations of our principal medical device production facilities owned or leased by us around the world are as follows:

Location	Country	Owned/ Leased
Nogales	Mexico	Owned
Nogales*	Mexico	Leased
Tucson, Arizona	USA	Leased
Magdalena*	Mexico	Leased
Tijuana	Mexico	Leased
Markham	Canada	Leased

* Pursuant to the RH Divestiture, these leases, along with substantially all the assets located at these facilities that relate to our RH business, will be transferred to Buyer on a delayed basis pursuant to the term of the Purchase Agreement.

ITEM 3.   LEGAL PROCEEDINGS

We are subject to various legal proceedings, claims and governmental inspections, audits or investigations pertaining to issues such as contract disputes, product liability, tax matters, patents and trademarks, advertising, governmental regulations, employment and other matters. At present, although the results of litigation and claims cannot be predicted with certainty, we believe that the ultimate resolution of any pending legal proceeding to which we are a party will not have a material adverse effect on our business, financial condition, results of operations or liquidity. See "Commitments and Contingencies" in Note 14 to the consolidated financial statements in Item 8 of this Form 10-K for a description of current legal matters.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Avanos common stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AVNS". We did not pay any dividends on our common stock in the years ended December 31, 2023 and 2022 and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

As of February 13, 2024, we had 9,469 holders of record of our common stock. No unregistered securities were sold by the Company within the past three years, and neither the Company nor any affiliated purchaser purchased any equity securities of the Company, other than repurchases described under "Share Repurchase Program" in Note 17 to the consolidated financial statements in Item 8 of this Form 10-K.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

Performance

The following graph compares the cumulative total return of our common stock from December 31, 2018 through December 31, 2023 with the cumulative return of companies comprising the Standard and Poor's S&P MidCap 400 Index and the S&P 500 Health Care Equipment and Services Index. The graph plots the change in value of an initial investment of $100 in each of our common stock, the S&P MidCap 400 Index and the S&P 500 Health Care Equipment and Services Index over the indicated time periods and assumes reinvestment of all dividends, if any, paid on the securities. We have not paid any cash dividends, and therefore, the cumulative total return calculation for us is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.



The preceding chart is based on the following data:

	AVNS	S&P MidCap 400	S&P 500 Health Care Equipment and Services
December 31, 2018	$ 100.00	$ 100.00	$ 100.00
December 31, 2019	72.98	123.57	145.98
December 31, 2020	99.35	147.80	174.51
December 31, 2021	75.08	193.51	230.55
December 31, 2022	58.60	177.16	222.78
December 31, 2023	48.57	216.46	240.90

ITEM 6.   Reserved

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Avanos is a medical technology company focused on delivering clinically superior medical device solutions that help patients get back to the things that matter. We are committed to addressing some of today's most important healthcare needs, including providing a vital lifeline for nutrition to patients from hospital to home, and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market our recognized brands globally and hold leading market positions in multiple categories across our portfolio.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide investors with an understanding of our recent performance, financial condition and prospects and should be read in conjunction with the consolidated financial statements contained in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. The following will be discussed and analyzed:

- Restructuring Activities;

- Divestiture of the Respiratory Health Business;

- Discontinued Operations;

- Business Acquisitions;

- Results of Operations and Related Information;

- Liquidity and Capital Resources;

- Critical Accounting Policies and Use of Estimates; and

- Legal Matters.

Restructuring Activities

In January 2023, we initiated a three-year restructuring initiative pursuant to which we: (i) have combined our Chronic Care and Pain Management franchises into a single commercial organization focused on the Digestive Health and Pain Management and Recovery product categories; (ii) plan to rationalize our product portfolio, including certain low-margin, low-growth product categories, through targeted divestitures; (iii) have undertaken additional cost management activities aimed at enhancing the Company's operating profitability; and (iv) plan to pursue efficient capital allocation strategies, including through acquisitions that meet the Company's strategic and financial criteria (the "Transformation Process").

By 2025, we expect total gross savings of between $45.0 million and $55.0 million compared to 2022, most of which will be achieved in 2024. We expect the Transformation Process will be substantially complete by the end of 2025.

We expect to incur up to $30.0 million of cash expenses in connection with the Transformation Process, consisting of between $9.0 million and $12.0 million of program management consulting and employee retention expenses, between $8.0 million and $11.0 million of expenses associated with manufacturing and supply chain improvements and portfolio rationalization; and the remainder for expenses associated with organization design and alignment and other related activities. These amounts include between $6.0 million and $8.0 million of employee severance and benefits costs. The accompanying consolidated income statements for the year ended December 31, 2023 include $28.2 million of costs incurred in connection with the Transformation Process in "Selling and general expenses."

Divestiture of the Respiratory Health Business

On October 2, 2023, we closed the sale of our Respiratory Health ("RH") business to SunMed Group Holdings, LLC ("Buyer") for a total purchase price of $110.0 million in cash, subject to certain adjustments as provided in the Purchase Agreement based on the indebtedness and inventory transferred to Buyer at the closing and the chargebacks assumed by Buyer but that would otherwise have been payable by the Company and its subsidiaries on or after October 2, 2023 to distributors of the Company's RH products located in the United States (the "RH Divestiture").

The RH Divestiture represents a key component of the Transformation Process, and is aimed at accelerating the Company's efforts to focus its portfolio on markets where it is well positioned to succeed.

In conjunction with the RH Divestiture, we and Buyer entered into various transition services agreements pursuant to which we, Buyer and each company's respective affiliates will provide to each other various transitional services, including, but not limited to, product manufacturing and distribution, facilities, order fulfillment, invoicing, quality assurance, regulatory support, audit support and other services. The services generally commenced on the closing date of the Divestiture and terminate no later than one to three years thereafter.

Discontinued Operations

As a result of the RH Divestiture, the results of operations from our RH business are reported as "(Loss) income from discontinued operations, net of tax" and the related assets and liabilities are classified as "held for sale" in the consolidated financial statements.

Net sales from discontinued operations were $100.9 million in the year ended December 31, 2023, compared to $135.9 million and $157.6 million in the years ended December 31, 2022 and 2021, respectively. The decrease in net sales was primarily driven by lower volume along with unfavorable currency effects. We recognized a loss on disposal of the RH business, and accordingly, we recorded impairment of $70.8 million against assets in the disposal group, which is included in "(Loss) income from discontinued operations, net of tax."

Business Acquisitions

On June 17, 2023 we entered into a definitive agreement to acquire Diros Technology, Inc. ("Diros"), a leading manufacturer of innovative radiofrequency ("RF") products used to treat chronic pain conditions. On July 24, 2023, we closed the acquisition of Diros for approximately $53.0 million, consisting of $2.5 million cash paid upon entry into the definitive agreement and $50.5 million in cash at closing less working capital and other adjustments, with up to an additional $7.0 million payable in contingent cash consideration based on achievement of certain performance objectives defined in the purchase agreement. The purchase price for the Diros Acquisition was funded by proceeds from our Revolving Credit Facility.

On January 20, 2022, we acquired all of the equity voting interests and completed the acquisition of OrthogenRx, which is focused on the development and commercialization of treatments for knee pain caused by osteoarthritis. The initial purchase price for the OrthogenRx Acquisition was $130.0 million at closing less working capital adjustments, with up to an additional $30.0 million payable in contingent cash consideration based on OrthogenRx's growth in net sales during 2022 and 2023.

Results of Operations and Related Information

Use of Non-GAAP Measures

In this section, "Adjusted Operating Profit (Loss)," which is a profitability measure that is not calculated in accordance with accounting principles generally accepted in the United States ("GAAP"), is referred to as a non-GAAP financial measure. We provide this non-GAAP measure because we use it to measure our operational performance and provide greater insight into our ongoing business operations. This measure is not intended to be, and should not be, considered separately from, or an alternative to, the most directly comparable GAAP financial measures. A reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measures is provided under "Adjusted Operating (Loss) Profit."

Net Sales

Our net sales are summarized in the following table for the years ended December 31, 2023, 2022 and 2021 (in millions):

	Year Ended December 31,				
	2023	**2022**	**Change**	**2021**	**Change**
Digestive Health	$ **371.6**	$ 340.4	9.2 %	$ 322.2	5.6 %
Pain Management and Recovery:					
Surgical pain and recovery	**139.2**	160.1	(13.1)%	162.7	(1.6)%
Interventional pain	**162.5**	183.6	(11.5)%	102.1	79.8 %
Total Pain Management and Recovery	**301.7**	343.7	(12.2)%	264.8	29.8 %
Total Net Sales	$ **673.3**	$ 684.1	(1.6)%	$ 587.0	16.5 %

	Total	Volume[a]	Pricing/Mix	Currency	Other[b]
Net Sales - percentage change 2023 vs. 2022	(1.6)%	(1.7)%	0.3 %	(0.2)%	— %
Net Sales - percentage change 2022 vs. 2021	16.5 %	17.5 %	0.7 %	(1.6)%	(0.1)%

(a) Volume includes incremental sales from acquisitions.
(b) Other includes rounding.

Product Category Descriptions

Digestive Health is a portfolio of products such as our MIC-KEY enteral feeding tubes, Corpak patient feeding solutions and NeoMed neonatal and pediatric feeding solutions.

Pain Management and Recovery is a portfolio of products including:

- Surgical pain and recovery products such as ON-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems; and

- Interventional pain solutions, which provide minimally invasive pain relief therapies, such as our COOLIEF pain therapy, OrthogenRx's knee osteoarthritis HA pain relief injection products and Diros' RFA products used to treat chronic pain conditions.

Net Sales - 2023 Compared to 2022

Net sales decreased by 1.6% to $673.3 million for the year ended December 31, 2023, primarily due to lower volume in the Pain Management and Recovery portfolio (primarily lower HA sales), partially offset by continued strong demand for Digestive Health products. In addition to volume, 0.3% of favorable pricing was offset by 0.2% of unfavorable foreign currency translation effects.

Net Sales - 2022 Compared to 2021

Net sales increased by 16.5% to $684.1 million for the year ended December 31, 2022, primarily due to incremental revenue from the OrthogenRx acquisition and strong demand for Digestive Health products, in addition to 0.7% of favorable pricing, which was partially offset by 1.6% of unfavorable foreign currency translation effects.

Net Sales by Geographic Region

Net sales by region is presented in the table below (in millions):

	Year Ended December 31,				
	2023	2022	Change	2021	Change
North America	$ 537.9	$ 552.0	(2.6)%	$ 449.1	22.9 %
Europe, Middle East and Africa	84.1	77.4	8.7	86.1	(10.1)
Asia Pacific and Latin America	51.3	54.7	(6.2)	51.8	5.6
Total Net Sales	$ 673.3	$ 684.1	(1.6)%	$ 587.0	16.5 %

Gross Profit (in millions)

	Year Ended December 31,		
	2023	2022	2021
Net sales	$ 673.3	$ 684.1	$ 587.0
Cost of products sold	293.6	289.9	287.8
Gross profit	379.7	394.2	299.2
Gross profit margin	56.4 %	57.6 %	51.0 %

Cost of products sold increased from $289.9 million to $293.6 million during the year ended December 31, 2023, primarily driven by unfavorable product mix, partially offset by improved manufacturing efficiencies. In the year ended December 31, 2023, gross profit margin decreased from 57.6% to 56.4%.

Cost of products sold increased from $287.8 million to $289.9 million during the year ended December 31, 2022, primarily driven by higher freight costs and delays in returning our manufacturing operations to pre-pandemic efficiency levels. In the year ended December 31, 2022, gross profit margin increased from 51.0% to 57.6% driven by high volume, primarily due to incremental revenue from the OrthogenRx acquisition and strong demand for digestive health products .

Research and Development (in millions)

	Year Ended December 31,		
	2023	2022	2021
Research and development	$ 27.2	$ 29.2	$ 30.6
Percentage of net sales	4.0 %	4.3 %	5.2 %

Research and development consists primarily of compensation for personnel and expenses for product trial costs, outside laboratory and license fees, the cost of laboratory equipment and facilities and asset write-offs for equipment associated with unsuccessful product launches. Research and development has historically been between 4% and 6% of net sales.

Selling and General Expenses (in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Selling and general expenses	**$ 335.0**	$ 326.5	$ 285.3
Percentage of net sales	**49.8 %**	47.7 %	48.6 %

Selling and general expenses increased from $326.5 million in 2022 to $335.0 million in 2023, driven by higher selling costs, non-recurring expenses associated with the ongoing Transformation Process and the RH Divestiture, as well as compliance costs associated with the EU MDR.

In the year ended December 31, 2022, selling and general expenses increased from $285.3 million in 2021 to $326.5 million in 2022, driven by higher selling costs, along with consulting costs associated with evaluating and planning for the Transformation Process, compliance costs associated with the EU MDR and higher acquisition-related costs.

Other Expense, net (in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Other expense, net	**$ 13.3**	$ 3.0	$ 22.3
Percentage of net sales	**2.0 %**	0.4 %	3.8 %

Other expense, net increased from $3.0 million in 2022 to $13.3 million in 2023 primarily due to litigation and legal costs of $10.0 million. Legal and litigation costs were incurred as the result of the settlement related to a customer claim.

Other expense, net decreased from $22.3 million in 2021 to $3.0 million in 2022 primarily due to lower legal costs and completion of a restructuring initiated in the fourth quarter of 2020 (the "2020 Restructuring") and plans related to the divestiture of our Surgical and Infection Prevention ("S&IP") business in 2018 (the "S&IP Divestiture"). Other expense, net includes litigation and legal costs of $15.0 million in the year ended December 31, 2021. Legal and litigation costs were incurred for matters described in "Commitments and Contingencies" in Note 14 to the consolidated financial statements in Item 8 of this Form 10-K.

Operating Profit (Loss) (in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating profit (loss)	**$ 4.2**	$ 35.5	$ (39.0)
Operating profit margin	**0.6 %**	5.2 %	(6.6)%

The items previously described drove operating profit to $4.2 million in the year ended December 31, 2023 compared to operating profit of $35.5 million and operating loss of $39.0 million, respectively, in the years ended December 31, 2022 and 2021.

Adjusted Operating Profit (Loss)

A reconciliation of adjusted operating profit (loss), a non-GAAP measure, to operating profit (loss) is provided in the table below (in millions):

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating profit (loss), as reported (GAAP)	**$ 4.2**	$ 35.5	$ (39.0)
COVID-19 related expenses	**—**	—	0.3
2020 Restructuring charges	**—**	—	12.4
Post-Divestiture restructuring and transition charges	**—**	—	14.1
Acquisition and integration-related charges	**3.3**	3.4	1.6
Restructuring and transformation charges	**28.2**	—	—
Divestiture-related charges	**6.0**	—	—
EU MDR Compliance	**3.7**	6.9	4.0
Litigation and legal	**10.0**	—	15.0
Other items	**—**	3.8	—
Intangibles amortization	**24.3**	23.6	14.6
Adjusted Operating Profit (Loss) (non-GAAP)	**$ 79.7**	$ 73.2	$ 23.0

The items noted in the table above are described below:

On a GAAP basis, operating income increased compared to the prior year due to higher sales, lower legal costs and completion of restructuring activities, partially offset by higher selling costs.

Items impacting operating results include the following:

COVID-19 related expenses: As a result of the recent COVID-19 pandemic, we incurred incremental expenses for additional personal protective equipment for our manufacturing employees, sanitation at our facilities and other costs. We incurred no COVID-19 related costs in the years ended December 31, 2023 and 2022. We incurred $0.3 million of COVID-19 related costs in the year ended December 31, 2021.

2020 Restructuring charges: We incurred no 2020 Restructuring-related costs in the years ended December 31, 2023 and 2022. We incurred $12.4 million of costs in the year ended December 31, 2021, in connection with the 2020 Restructuring.

Post-S&IP Divestiture restructuring and transition charges: These charges were associated with the post-S&IP Divestiture restructuring plan, a multi-phase restructuring plan intended to align our organizational structure, IT platform, supply chain and distribution channels to be more appropriate for our business following the divestiture of the Surgical and Infection Prevention ("S&IP") business. We incurred no costs associated with the post-S&IP divestiture restructuring plan in the years ended December 31, 2023 and 2022. We incurred $14.1 million of costs in connection with the post-S&IP divestiture restructuring plan for the year ended December 31, 2021.

Acquisition and integration-related charges: We incurred $3.3 million, $3.4 million and $1.6 million of costs in connection with acquisition and integration activities for the years ended December 31, 2023, 2022 and 2021, respectively. Expenses incurred during 2023 were related to the acquisition of Diros and OrthogenRx. Expenses incurred in the prior periods were for integrations of earlier acquisitions.

Restructuring and transformation charges: In January 2023, we initiated the Transformation Process, a three-year restructuring initiative intended to align the Company under a single commercial organization, rationalize our product portfolio, undertake additional cost management activities to enhance the Company's operating profitability and pursue efficient capital allocation strategies. In the year ended December 31, 2023, we incurred expenses of $28.2 million related to the Transformation Process which consisted of costs associated with program management consulting and employee retention expenses and employee severance and benefits costs.

RH Divestiture related charges: In conjunction with the divestiture of our RH business, we incurred accounting, legal and other professional fees of approximately $6.0 million for the year ended December 31, 2023.

EU MDR Compliance: The EU MDR became effective in 2021 and brings significant new requirements for many of our medical devices. Incremental costs associated with EU MDR compliance are primarily related to re-certification of our products under the enhanced standards. We incurred $3.7 million, $6.9 million and $4.0 million of costs related to EU MDR compliance in the years ended December 31, 2023, 2022 and 2021 respectively.

Other items: In the year ended December 31, 2023, we incurred no costs associated with other items. In the year ended December 31, 2022, we incurred $3.8 million of expenses in connection with evaluating and planning for the Transformation Process. These costs consisted of $2.6 million of consulting costs associated with evaluation of overall scope and alternatives for transforming our business, and $1.2 million for the impairment of certain assets associated with research and development projects that were cancelled.

Litigation and legal: In the year ended December 31, 2023,we incurred $10.0 million of costs for litigation matters. This expense was for a settlement related to a customer claim and is included in "Other expense, net". We incurred no costs for litigation matters in the year ended December 31, 2022 and $15.0 million of expenses for certain litigation matters in the year ended December 31, 2021, which are included in "Other expense, net." In 2021, costs include amounts associated with a $22.2 million payment related to a Deferred Prosecution Agreement (the "DPA") with the United Sates Department of Justice (the "DOJ"), which is described in "Commitments and Contingencies" in Note 14 to the consolidated financial statements in Item 8 of this Form 10-K.

Intangibles amortization: Intangibles amortization is related primarily to the amortization of intangibles acquired in prior business acquisitions and was $24.3 million, $23.6 million and $14.6 million, respectively, in the years ended December 31, 2023, 2022 and 2021. The increase in amortization in the year ended December 31, 2023 is due to incremental amortization of intangibles acquired with Diros in Q3 2023.

Our non-GAAP measures excludes certain items, as applicable, for the relevant time periods as indicated in the "Operating Profit" table above. The excluded items include:

- Incremental expenses associated with altering operations in response to the COVID-19 pandemic.

- Expenses associated with restructuring activities, including IT-related charges.

- Expenses associated with post-RH Divestiture and post-S&IP divestiture transition activities.

- Certain acquisition and integration charges related to the acquisitions of Diros, OrthogenRx and GameReady.

- Expenses associated with our three-year restructuring initiative.

- Expenses for accounting, legal and other professional fees associated with the divestiture of our RH business.

- Expenses associated with EU MDR compliance.

- Expenses associated with other unusual items such as consulting costs associated with evaluating transformational restructuring or other strategies or asset impairment charges for cancelled research and development projects.

- Expenses associated with certain litigation matters.

- The amortization of intangible assets associated with prior business acquisitions.

Interest Expense

Interest expense was $15.0 million, $10.0 million and $3.3 million in the years ended December 31, 2023, 2022 and 2021, respectively. In the year ended December 31, 2022, interest expense includes an early extinguishment loss of $1.1 million incurred upon terminating our Prior Credit Agreement (as defined below) on June 24, 2022. In the year ended December 31, 2023, $0.5 million of interest was capitalized on long-term capital projects. In the years ended December 31, 2022 and 2021, $0.1 million of interest was capitalized on long-term capital projects.

Interest expense consists of interest accrued and amortization of debt discount and issuance costs on our long-term debt. See "Debt" in Note 9 to the consolidated financial statements in Item 8 of this Form 10-K for further discussion of our indebtedness, our Prior Credit Agreement and our new Credit Agreement.

Provision for Income Taxes

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), enacted in March 2020, allows for the carryback of U.S. net operating losses, which were expected to be used in future years to prior years, resulting in no benefit in the year ended December 31, 2023, and a $3.8 million and $2.8 million benefit in the years ended December 31, 2022 and 2021, respectively. As a result, as of December 31, 2023, we had $3.8 million of income tax receivables.

Our overall effective tax rate was (25.3)% for the year ended December 31, 2023 compared to a rate of 19.5% in 2022 and 26.6% in 2021. See "Income Taxes" in Note 10 to the consolidated financial statements in Item 8 of this Form 10-K for further details regarding our income taxes.

Liquidity and Capital Resources

General

Our primary sources of liquidity are cash on hand provided by operating activities and amounts available with our revolving credit facility under our existing credit agreement. Our operating cash flow has historically been sufficient to meet our working capital requirements and fund capital expenditures. We expect our operating cash flow will be sufficient to meet our working capital requirements and fund capital expenditures in the next twelve months. In addition, with our borrowing capacity, we expect to have the ability to fund capital expenditures and other investments necessary to grow our business for the foreseeable future for both our domestic and international operations.

As of December 31, 2023, $48.4 million of our $87.7 million of cash and cash equivalents was held by foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested and currently do not have plans to repatriate such earnings. See further discussion below in "Critical Accounting Policies and Use of Estimates" under "Income Taxes." We do not expect restrictions on repatriation of cash held outside of the United States to have a material effect on our overall liquidity, financial condition or results of operations for the foreseeable future.

Cash and equivalents decreased by $40.0 million to $87.7 million as of December 31, 2023 compared to $127.7 million last year. The decrease was driven by $49.6 million of cash used for the acquisition of Diros, $15.0 million used to repurchase shares of our common stock, repayments of our debt, including $115.0 million on our revolving credit facility and $4.7 million on our secured term loan, $11.7 million of contingent consideration payments and $17.8 million of capital expenditures. This was partially offset by $32.4 million of cash provided by operating activities, $55.0 million of proceeds from our revolving credit facility and $89.0 million of proceeds from the RH divestiture.

Cash and equivalents increased by $9.2 million to $127.7 million as of December 31, 2022 compared to $118.5 million as of December 31, 2021. The increase was driven by $90.9 million of cash provided by operating activities, $250.0 of proceeds from our secured debt and $150.0 million of proceeds from our revolving credit facility partially offset by payments on our prior credit agreement including $126.6 million on our secured term loan and $170.0 million on our revolving credit facility, $116.1 million of cash used for the acquisition of OrthogenRx, $45.5 million used to repurchase shares of our common stock and $19.3 million of capital expenditures.

Long-Term Debt

On June 24, 2022, we entered into a credit agreement (the "Credit Agreement") with certain lenders which established credit facilities in an aggregate principal amount of $500.0 million, consisting of a five-year senior secured term loan of $125.0 million (the "Term Loan Facility") and a five-year senior secured revolving credit facility allowing borrowings of up to $375.0 million, with a letter of credit sub-facility in an amount of $75.0 million (the "Revolving Credit Facility"). All obligations under the Credit Agreement and certain hedging agreements and cash management arrangements thereunder are: (i) guaranteed by each of the Company's direct and indirect, existing and future, material wholly owned domestic subsidiaries ("Guarantors") and (ii) secured by a first priority lien on substantially all the assets of the Company and the Guarantors. The Credit Agreement contains an accordion feature that allows us to incur incremental term loans under the Term Loan Facility or under new term loan facilities or to increase the amount of the commitments under the Revolving Credit Facility, including through the establishment of one or more tranches under the Revolving Credit Facility. The Credit Agreement will mature on June 24, 2027.

Borrowings under the Term Loan Facility and Revolving Credit Facility bear interest at our option at either: (i) an adjusted term secured overnight financing rate ("SOFR"), plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; (ii) an adjusted daily simple SOFR rate, plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; or (iii) a base rate (calculated as the greatest of (a) the prime rate, (b) the NYFRB rate (being the greater of the federal funds effective rate or the overnight bank funding rate) plus 0.50%, and (c) the one month adjusted term SOFR rate plus 1.00%), plus a margin ranging between 0.50% to 1.00% per annum, depending on our consolidated total leverage ratio. The unused portion of the Revolving Credit Facility will be subject to a commitment fee ranging between 0.20% to 0.25% per annum, depending on our consolidated total leverage ratio. Unamortized debt discount and issuance costs are being amortized to interest expense over the life of the Term Loan Facility using the interest method, resulting in an effective interest rate of 6.6% as of December 31, 2023.

In connection with entering into the Credit Agreement, we terminated the Amended and Restated Credit Agreement dated as of October 30, 2018 by and among the Company, the lenders thereunder and Citibank N.A., as administrative agent (as amended and supplemented, the "Prior Credit Agreement").

The Credit Agreement requires compliance with certain customary operational and financial covenants. As of December 31, 2023, we were in compliance with all of our debt covenants.

For further information regarding our debt arrangements, see "Debt" in Note 9 to the consolidated financial statements in Item 8 of this Form 10-K.

Share Repurchase Program

On December 15, 2021, we announced that our Board of Directors had approved a share repurchase program authorizing us to repurchase up to $30 million of our common stock. In the fourth quarter of 2021, we repurchased $10.7 million, and during the first quarter of 2022, we repurchased the remaining $19.3 million.

On May 16, 2022, the Board of Directors approved a new one-year program authorizing us to repurchase up to $25.0 million of our common stock. In connection with such repurchase program, we established a pre-arranged trading plan in accordance with Rule 10b5-1 which permitted common stock to be repurchased over a twelve-month period. Under this program, during the second quarter of 2022 we repurchased $14.1 million of our common stock, and during the third quarter of 2022 we repurchased the remaining $10.9 million.

On July 28, 2023, the Board of Directors approved a new one-year program under which we may repurchase up to $25.0 million of our common stock. In connection with such repurchase program, we established a pre-arranged trading plan in accordance with Rule 10b5-1 which permitted common stock to be repurchased over a twelve-month period. Under this program, during the third quarter of 2023 we repurchased $9.2 million of our common stock, and during the fourth quarter of 2023 we repurchased the remaining $5.8 million. Additional repurchases under this program will be made from time to time at management's discretion on the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, subject to market conditions, applicable legal requirements and other relevant factors. This share repurchase program does not obligate us to purchase any particular amount of common stock and may be suspended, modified or discontinued by us without prior notice.

For further information, see "Share Repurchase Program" in Note 17 to the consolidated financial statements in Item 8 of this Form 10-K.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations under lease and debt arrangements and defined benefit plans are provided in Notes 6, 8, and 10, respectively, to the consolidated financial statements contained in Item 8 of this Form 10-K. For obligations under our purchase arrangements which consist mostly of open purchase orders and other commitments, as of December 31, 2023, we have amounts due in less than one year of $71.7 million, $7.0 million in one to three years, and $8.6 million thereafter.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting policies we used in the preparation of the consolidated and financial statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to distributor rebate accruals, future cash flows associated with impairment testing for goodwill and long-lived assets, loss contingencies and deferred income taxes and potential tax assessments.

Use of Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Estimates are used in accounting for, among other things, certain amounts included in discontinued operations, certain amounts included in assets and liabilities held for sale, distributor rebate accruals, future cash flows associated with impairment testing for goodwill and long-lived assets, loss contingencies, and deferred income taxes and potential income tax assessments. Our estimates are subject to uncertainties associated with the ongoing COVID-19 pandemic. Actual results could differ from these estimates, and the effect of the change could be material to our financial statements. Changes in these estimates are recorded when known.

Revenue Recognition

Sales revenue is recognized at the time of product shipment or delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of considerations that we expect to be entitled to receive in exchange for our products. Sales are reported net of returns, rebates, incentives, each as described below, and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales. Our contracts provide for forms of variable consideration including rebates, incentives and pricing tiers, each of which are described further in Note 1 "Accounting Policies" in Item 8 of this Form 10-K.

Loss Contingencies

The outcome of loss contingencies, legal proceedings, indemnification matters and claims brought against us is subject to uncertainty. An estimated loss contingency is accrued by a charge to earnings if it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Determination of whether to accrue a loss requires evaluation of the probability of an unfavorable outcome and the ability to make a reasonable estimate. Changes in these estimates could affect the timing and amount of accrual of loss contingencies.

Income Taxes

We recognize tax benefits in our financial statements when our uncertain tax positions are more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

We recognize deferred tax assets for deductible temporary differences, operating loss carry-forwards and tax credit carry-forwards. We record valuation allowances to reduce deferred tax assets to amounts that are more likely than not to be realized. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the nature, frequency, and severity of current and cumulative financial reporting losses, sources of future taxable income, taxable income in prior carryback year(s) and tax planning strategies.

If it is determined that we would be able to realize deferred tax assets in the future in excess of our net recorded amount, an adjustment to the net deferred tax asset would increase income in the period that such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the net deferred tax asset would decrease income in the period such determination was made. We regularly evaluate the need for valuation allowances against its deferred tax assets.

As of December 31, 2023, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $33.6 million. Certain earnings were previously subject to tax due to the one-time transition tax of the Tax Cuts and Jobs Act of 2017. Any additional impacts due with respect to the previously-taxed earnings, if repatriated, would generally be limited to foreign withholding tax, U.S. state income tax and the tax effect of certain foreign exchange adjustments. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet U.S. cash needs. At this time, the determination of deferred tax liabilities on the amount of financial reporting over tax basis is not practicable.

Legal Matters

A description of legal matters can be seen in "Commitments and Contingencies" in Note 14 to the consolidated financial statements in Item 8 of this Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks such as changes in interest rates, foreign currency exchange rates and commodity prices. A variety of practices are employed to manage these risks, including derivative instruments where deemed appropriate. Derivative instruments are used only for risk management purposes and not for speculation. All foreign currency derivative instruments are entered into with major financial institutions. Our credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is actively monitored but is not considered significant.

Presented below is a description of our risk together with a sensitivity analysis, performed annually, based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period. Also included is a description of our commodity price risk.

Interest Rate Risk

Our senior secured revolving credit facility under our Credit Agreement, which allows for borrowings up to $375.0 million, is subject to a variable interest rate based on SOFR. As of December 31, 2023, a one percentage point increase in SOFR could result in $3.8 million of incremental interest expense if the senior secured revolving credit facility was fully drawn for the entire year.

Foreign Currency Risk

Foreign currency transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on our foreign currency transactional exposures at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10% change in the foreign currency exchange rate versus the U.S. dollar. The results of these sensitivity tests are presented in the following paragraph.

As of December 31, 2023, a 10% change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would have an effect of $1.4 million to our consolidated financial position, results of operations and cash flows. These hypothetical effects on transactional exposures are based on the difference between the December 31, 2023 rates and the assumed rates.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10% change in the currency exchange rates.

As of December 31, 2023, a 10% change in the exchange rate of the U.S. dollar against the prevailing market rates of our foreign currency translation exposures would have impacted stockholders' equity by approximately $13.6 million. These hypothetical adjustments in UTA are based on the difference between the December 31, 2023 exchange rates and the assumed rates. In the view of management, the above UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to our consolidated financial position because they would not affect our cash flow.

Commodity Price Risk

We are subject to commodity price risk for certain raw materials used in the manufacture of our products. As previously discussed under "Risk Factors," increases in commodities prices could adversely affect our earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in commodities prices.

Our energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed in "Risk Factors," there can be no assurance we will be fully protected against substantial changes in the price or availability of energy sources. In addition, we are subject to price risk for utilities and manufacturing inputs, which are used in our manufacturing operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(in millions, except per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net Sales	$ **673.3**	$ 684.1	$ 587.0
Cost of products sold	**293.6**	289.9	287.8
Gross Profit	**379.7**	394.2	299.2
Research and development	**27.2**	29.2	30.6
Selling and general expenses	**335.0**	326.5	285.3
Other expense, net	**13.3**	3.0	22.3
Operating Income (Loss)	**4.2**	35.5	(39.0)
Interest income	**2.9**	1.2	0.2
Interest expense	**(15.0)**	(10.0)	(3.3)
(Loss) Income Before Income Taxes	**(7.9)**	26.7	(42.1)
Income tax (provision) benefit	**(2.0)**	(5.2)	11.2
(Loss) Income from Continuing Operations	**(9.9)**	21.5	(30.9)
(Loss) Income from discontinued operations, net of tax	**(51.9)**	29.0	37.2
Net (Loss) Income	$ **(61.8)**	$ 50.5	$ 6.3
(Loss) Earnings Per Share			
Basic:			
Continuing operations	$ **(0.21)**	$ 0.46	$ (0.64)
Discontinued operations	**(1.11)**	0.62	0.77
Basic (Loss) Earnings Per Share	$ **(1.32)**	$ 1.08	$ 0.13
Diluted:			
Continuing operations	$ **(0.21)**	$ 0.46	$ (0.64)
Discontinued operations	**(1.11)**	0.61	0.77
Diluted (Loss) Earnings Per Share	$ **(1.32)**	$ 1.07	$ 0.13

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

| | Year Ended December 31, | | |
	2023	2022	2021
Net (Loss) Income	$ (61.8)	$ 50.5	$ 6.3
Other Comprehensive (Loss) Income, Net of Tax			
Defined benefit plans	(0.3)	0.3	0.4
Unrealized currency translation adjustments	9.1	(2.3)	(6.1)
Cash flow hedges	—	—	—
Total Other Comprehensive Income (Loss), Net of Tax	8.8	(2.0)	(5.7)
Comprehensive (Loss) Income	$ (53.0)	$ 48.5	$ 0.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and cash equivalents	$ 87.7	$ 127.7
Accounts receivable, net of allowances	142.8	167.9
Inventories	163.2	132.3
Prepaid and other current assets	28.8	13.9
Assets held for sale	64.5	182.3
Total Current Assets	487.0	624.1
Property, Plant and Equipment, net	117.2	118.6
Operating Lease Right-of-Use Assets	26.8	27.5
Goodwill	796.1	760.3
Other Intangible Assets, net	239.5	234.2
Deferred Tax Assets	6.5	4.6
Other Assets	19.3	17.6
TOTAL ASSETS	$ 1,692.4	$ 1,786.9
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 8.6	$ 6.2
Current portion of operating lease liabilities	12.8	$ 12.0
Trade accounts payable	56.3	67.9
Accrued expenses	93.2	97.8
Liabilities held for sale	63.7	7.1
Total Current Liabilities	234.6	191.0
Long-Term Debt	159.4	226.3
Operating Lease Liabilities	28.3	32.5
Deferred Tax Liabilities	23.8	25.4
Other Long-Term Liabilities	10.0	20.5
Total Liabilities	456.1	495.7
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock - $0.01 par value - authorized 20,000,000 shares, none issued	—	—
Common stock - $0.01 par value - authorized 300,000,000 shares, 46,174,337 outstanding at December 31, 2023 and 46,528,907 outstanding at December 31, 2022	0.5	0.5
Additional paid-in capital	1,663.6	1,646.4
Accumulated deficit	(314.9)	(253.1)
Treasury stock	(85.9)	(66.8)
Accumulated other comprehensive loss	(27.0)	(35.8)
Total Stockholders' Equity	1,236.3	1,291.2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,692.4	$ 1,786.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in millions, shares in thousands)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount			Shares	Amount		
Balance at December 31, 2020	47,918	$ 0.5	$ 1,609.4	$ (309.9)	231	$ (9.8)	$ (28.1)	$ 1,262.1
Net income	—	—	—	6.3	—	—	—	6.3
Issuance of common stock upon the exercise or redemption of share-based awards	288	—	6.2	—	—	—	—	6.2
Stock-based compensation expense	—	—	13.2	—	—	—	—	13.2
Purchases of treasury stock	—	—	—	—	349	(11.5)	—	(11.5)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(5.7)	(5.7)
Balance at December 31, 2021	48,206	0.5	1,628.8	(303.6)	580	(21.3)	(33.8)	1,270.6
Net income	—	—	—	50.5	—	—	—	50.5
Issuance of common stock upon the exercise or redemption of share-based awards	(1,677)	—	1.7	—	42	(1.2)	—	0.5
Stock-based compensation expense	—	—	15.9	—	—	—	—	15.9
Purchases of treasury stock	—	—	—	—	1,510	(44.3)	—	(44.3)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(2.0)	(2.0)
Balance at December 31, 2022	46,529	0.5	1,646.4	(253.1)	2,132	(66.8)	(35.8)	1,291.2
Net loss	—	—	—	(61.8)	—	—	—	(61.8)
Issuance of common stock upon the exercise or redemption of share-based awards	(355)	—	1.4	—	168	(4.1)	—	(2.7)
Stock-based compensation expense	—	—	15.8	—	—	—	—	15.8
Purchases of treasury stock	—	—	—	—	743	(15.0)	—	(15.0)
Other comprehensive income, net of tax	—	—	—	—	—	—	8.8	8.8
Balance at December 31, 2023	46,174	$ 0.5	$ 1,663.6	$ (314.9)	3,043	$ (85.9)	$ (27.0)	$ 1,236.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating Activities			
Net (loss) income	$ **(61.8)**	$ 50.5	$ 6.3
Depreciation and amortization	**46.1**	47.7	38.3
Stock-based compensation	**15.8**	15.9	13.2
Loss on RH disposal	**70.8**	—	—
Net losses on asset dispositions and asset impairments	**1.9**	1.1	8.0
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable	**39.0**	(24.7)	(10.8)
Inventories, net of allowance	**4.7**	(30.9)	15.7
Prepaid expenses and other assets	**(19.6)**	3.0	(1.9)
Accounts payable	**(14.4)**	35.4	(11.9)
Accrued expenses	**(27.7)**	(7.1)	33.4
Deferred income taxes and other	**(22.4)**	—	(3.0)
Cash Provided by Operating Activities	**32.4**	90.9	87.3
Investing Activities			
Capital expenditures	**(17.8)**	(19.3)	(21.0)
Proceeds from the RH divestiture	**89.0**	—	—
Acquisition of assets and businesses, net of cash acquired	**(49.6)**	(116.1)	—
Cash Provided by (Used in) Investing Activities	**21.6**	(135.4)	(21.0)
Financing Activities			
Proceeds from issuance of secured debt	**—**	250.0	—
Secured debt repayments	**(4.7)**	(126.6)	—
Debt issuance costs	**—**	(2.9)	—
Revolving credit facility proceeds	**55.0**	150.0	20.0
Revolving credit facility repayments	**(115.0)**	(170.0)	(70.0)
Purchase of treasury stock	**(19.1)**	(45.5)	(11.5)
Proceeds from the exercise of stock options	**1.3**	1.7	6.2
Payment of contingent consideration liabilities	**(11.7)**	—	—
Cash (Used in) Provided by Financing Activities	**(94.2)**	56.7	(55.3)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**0.2**	(3.0)	(4.0)
(Decrease) Increase in Cash and Cash Equivalents	**(40.0)**	9.2	7.0
Cash and Cash Equivalents - Beginning of Year	**127.7**	118.5	111.5
Cash and Cash Equivalents - End of Year	$ **87.7**	$ 127.7	$ 118.5
Supplemental Cash Flow Disclosure:			
Cash paid (refunded) for income taxes	$ **23.6**	$ (2.9)	$ (45.0)
Cash paid for interest	$ **14.7**	$ 8.1	$ 3.0
Supplemental Noncash Disclosure			
Capital expenditures included in accounts payable or accrued expenses	$ **3.4**	$ 3.9	$ 5.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies

Avanos Medical, Inc. is a medical technology company focused on delivering clinically superior medical device solutions that will help patients get back to the things that matter. Headquartered in Alpharetta, Georgia, we are committed to addressing some of today's most important healthcare needs, including providing a vital lifeline for nutrition to patients from hospital to home, and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market our recognized brands globally and hold leading market positions in multiple categories across our portfolio. Unless the context indicates otherwise, the terms "Avanos," "the Company," "we," "our" and "us" refer to Avanos Medical, Inc. and its consolidated subsidiaries.

Principles of Consolidation

The consolidated financial statements include our net assets, results of our operations and cash flows. All intercompany transactions and accounts within our consolidated businesses have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

Preparation of consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Estimates are used in accounting for, among other things, certain amounts included in discontinued operations, certain amounts included in assets and liabilities held for sale, distributor rebate accruals, future cash flows associated with impairment testing for goodwill and long-lived assets, loss contingencies, and deferred tax assets and potential income tax assessments. Our estimates are subject to uncertainties associated with the recent COVID-19 pandemic which has caused volatility and adverse effects in global markets. Actual results could differ from these estimates, and the effect of the change could be material to our financial statements. Changes in these estimates are recorded when known.

Cash Equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less. We maintain cash balances and short-term investments in excess of insurable limits in a diversified group of major banks that are selected and monitored based on ratings by the major rating agencies in accordance with our treasury policy.

Inventories and Distribution Costs

U.S. and non-U.S. inventories are valued at the lower of cost, using the First-In, First-Out ("FIFO") method, or market. Distribution costs are classified as cost of products sold.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost and depreciated on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. Leasehold improvements are depreciated over the assets' estimated useful lives, or the remaining lease term, whichever is shorter. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use, are capitalized. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which is generally three to nine years. Depreciation expense is recorded in cost of products sold, research and development and selling and general expenses.

Estimated useful lives are periodically reviewed, and when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of the cash flows of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss on the transaction is included in income.

Goodwill and Other Intangible Assets

We test goodwill for impairment annually or more frequently whenever events or circumstances more likely than not indicate that the fair value of the reporting unit may be below its carrying value. We operate as a single reportable operating segment

with one reporting unit. The fair value of our reporting unit was estimated using a combination of income (discounted cash flow analysis) and market approaches. The income approach is dependent upon several assumptions regarding future periods such as sales growth and a terminal growth rate. A weighted average cost of capital ("WACC") was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants' cost of equity and debt, optimal capital structure and risk factors specific to us. The market approach estimates the value of our company using a market capitalization methodology.

We completed our annual goodwill impairment test as of July 1, 2023, and determined that the fair value of our reporting unit exceeds the net carrying amount. There can be no assurance that the assumptions and estimates made for purposes of the annual goodwill impairment test will prove to be accurate. Volatility in the equity and debt markets, or increases in interest rates, could result in a higher discount rate. Changes in sales volumes, selling prices and costs of goods sold, and increases in interest rates could cause changes in our forecasted cash flows. Unfavorable changes in any of the factors described above, as well as a decline in our stock price, could result in a goodwill impairment charge in the future.

Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Estimated useful lives range from 7 to 30 years for trademarks, 7 to 17 years for patents and acquired technologies, and 2 to 16 years for other intangible assets. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

Revenue Recognition and Accounts Receivable

Sales revenue is recognized at the time of product shipment or delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of consideration that we expect to be entitled to receive in exchange for our products. Sales are reported net of returns, rebates, incentives, each as described below, and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.

We provide medical products to distributors or end-user customers under supply agreements under which customers may place purchase orders for a variety of our products at specified pricing over a specified term, usually three years. While our sales and marketing efforts are directed to hospitals or other healthcare providers, our products are generally sold through third-party distribution channels.

Under our contracts with customers, our performance obligations are normally limited to shipment or delivery of products to a customer upon receipt of a purchase order. We bill our customers, depending on shipping terms, upon shipment or delivery of the products to the customer.

Amounts billed are typically due within 30 days, with a 1% discount allowed for distributors if payments are made within 15 days. We estimate cash discounts based on historical experience and record the cash discounts as an allowance to trade receivables. The allowance for this cash discount is disclosed in "Supplemental Balance Sheet Information" under "Accounts Receivable" in Note 5. The differences between estimated and actual cash discounts are generally not material.

We allow for returns within a specified period of time, based on our standard terms and conditions, following customers' receipt of the goods and estimate a liability for returns based on historical experience. The liability for estimated returns was $0.1 million as of December 31, 2023 and 2022. The differences between estimated and actual returns are generally not material.

Our contracts provide for forms of variable consideration including rebates, incentives and pricing tiers, each of which are described below:

Distributor Rebates - Sales to distributors, on a global basis, represents approximately 49% of our consolidated net sales. We provide for rebates on gross sales to distributors for differences between list prices and average end-user customer prices. Rebate rates vary widely (typically between 10% and 35%) between our product families. A liability for distributor rebates is estimated based on a moving average of rebate rates, specific customer trends, contractual provisions, historical experience and other relevant factors. The liability for estimated rebates was $10.4 million and $14.5 million, respectively, as of December 31, 2023 and 2022. Differences between our estimated and actual costs are generally not material and recognized in earnings in the period in the period such differences are determined.

Incentives - Globally, approximately 28% of our consolidated net sales are contracted through group purchasing organizations ("GPOs"). Incentives include fees paid to GPOs or small percentage rebates to distributors in conjunction with the sales volume of our products to end-user customers. A liability for incentives is estimated based on average incentive rates over a period of time. The liability for estimated incentives was $7.3 million and $12.4 million, respectively, as of December 31, 2023 and 2022.

Differences between estimated and actual incentives are generally not material and recognized in earnings in the period such differences are determined.

Pricing tiers - In certain of our contracts, pricing is dependent on volumes purchased, with lower pricing given upon meeting certain established purchase volumes. Customers are placed in a pricing tier based on expected purchase volume, which is developed primarily using the customer's purchase history. Depending on the customer's purchases, we may move the customer up or down a tier, upon meeting or failing to meet certain established purchase volumes. Pricing in the new tier is applied to purchase orders prospectively. There are no retrospective adjustments based on movements between pricing tiers.

We had one customer who individually accounted for more than 10% of our consolidated accounts receivable balance as of December 31, 2023 and December 31, 2022. Bad debt expense was $0.7 million for the year ended December 31, 2023 compared to $1.4 million for the year ended December 31, 2022 and a net benefit of $0.5 million for the year end December 31, 2021.

Foreign Currency Translation

The income statements of foreign operations are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected as unrealized translation adjustments in other comprehensive income.

Research and Development

Research and development expenses are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses for personnel, product trial costs, outside laboratory and license fees, the costs of laboratory equipment and facilities and asset write-offs for equipment that does not reach success in product manufacturing certifications.

Stock-Based Compensation

We have a stock-based Equity Participation Plan, a Long Term Incentive Plan and an Outside Directors' Compensation Plan that provide for awards of stock options, stock appreciation rights, restricted stock (and in certain limited cases, unrestricted stock), restricted stock units, performance units and cash awards to eligible employees (including officers who are employees), directors, advisors and consultants. Stock-based compensation is initially measured at the fair value of the awards on the grant date and is recognized in the financial statements over the period the employees are required to provide services in exchange for the awards, with forfeitures accounted for as they occur. The fair value of option awards is measured on the grant date using a Black-Scholes option-pricing model. The fair value of time-based and some performance-based restricted share awards is based on the Avanos stock price at the grant date and the assessed probability of meeting future performance targets. For performance-based restricted share units for which vesting is conditioned upon achieving a measure of total shareholder return, fair value is measured using a Monte Carlo simulation. Generally, new shares are issued to satisfy vested restricted stock units and exercises of stock options. See Note 13, "Stock-Based Compensation."

Income Taxes

We account for income taxes under the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted. The provision for federal, state, and foreign income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes. Recording the provision for income taxes requires management to make significant judgments and estimates for matters whose ultimate resolution may not become known until the final resolution of an examination by the Internal Revenue Service (IRS) or state and foreign agencies. If it is more likely than not that some portion, or all, of a deferred tax asset will not be realized, a valuation allowance is recognized.

Recording liabilities for uncertain tax positions involves judgment in evaluating our tax positions and developing the best estimate of the taxes ultimately expected to be paid. We include any related tax penalties and interest in income tax expense.

As of December 31, 2023, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $33.6 million. Certain earnings were previously subject to tax due to the one-time transition tax of the Tax Cuts and Jobs Act of 2017. Any additional impacts due with respect to the previously-taxed earnings, if repatriated, would generally be limited to foreign withholding tax, U.S. state income tax and the tax effect of certain foreign exchange adjustments. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet U.S. cash needs. At this time, the determination of deferred tax liabilities on the amount of financial reporting over tax basis is not practicable.

Employee Defined Benefit Plans

We recognize the funded status of our defined benefit obligation as an asset or a liability on our balance sheet. Actuarial gains or losses are a component of our other comprehensive income, which is then included in our accumulated other comprehensive income. Pension expenses are recognized over the period in which the employee renders service and becomes eligible to receive benefits. We make assumptions (including the discount rate and expected rate of return on plan assets) in computing the pension expense and obligations.

Recently Adopted Accounting Pronouncements

Effective January 1, 2023, we adopted ASU No. 2021-08, *Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU pertains to acquired revenue contracts with customers in a business combination and addresses diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. Adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes: Improvement to Income Tax Disclosures.* This ASU pertains to disaggregation of income tax disclosures and enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid, and requires entities to disclose a tabular reconciliation of expected tax and reported tax on income from continuing operations using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the expected tax further broken out by nature and/or jurisdiction. Additionally, this ASU requires disclosure around income taxes paid (net of refunds received) broken out between federal, state, local and foreign, and income taxes paid (net of refunds received) to an individual jurisdiction when greater than 5% of total income taxes paid. This ASU will be effective for annual periods beginning after December 15, 2024, with early adoption permitted. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures.* This ASU enhances segment reporting under Topic 280 by expanding the breadth and frequency of segment disclosures, and aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. This ASU will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

In August 2023, the FASB issued ASU No. 2023-05, *Business Combinations: Joint Venture Formations.* This ASU is intended to address diversity in practice regarding accounting and provide decision-useful information related to contributions made to joint ventures and requires entities that qualify as either a joint venture or a corporate joint venture to apply a new basis of accounting upon the formation of the joint venture. Specifically, the ASU provides that a joint venture or a corporate joint venture must initially measure its assets and liabilities at fair value on the formation date. This ASU will be effective for all newly-formed joint venture entities with a formation date on or after January 1, 2025, with early adoption permitted. Joint ventures formed prior to the adoption date may elect to apply the new guidance retrospectively back to their original formation date. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

Note 2.   Discontinued Operations

On June 7, 2023, we entered into a Purchase Agreement (the "Purchase Agreement") by and among us and certain of our affiliates and SunMed Group Holdings, LLC ("Buyer") pursuant to which Buyer agreed to purchase substantially all of the assets primarily relating to or primarily used in our Respiratory Health ("RH") business (the "RH Divestiture"). On October 2, 2023, we closed the RH Divestiture for a total purchase price of $110.0 million in cash, subject to certain adjustments as provided in the Purchase Agreement based on the indebtedness and inventory transferred to Buyer at the closing and the chargebacks assumed by Buyer but that would otherwise have been payable by the Company and its subsidiaries on or after October 2, 2023 to distributors of the Company's RH products located in the United States (the "Initial Closing").

The Divestiture represents a key component of Avanos' ongoing three-year transformation process, and is aimed at accelerating the Company's efforts to focus its portfolio on markets where it is well positioned to succeed.

At or before the closing of the RH Divestiture, we and Buyer entered into various transition services agreements pursuant to which we, Buyer and each company's respective affiliates will provide to each other various transitional services, including, but not limited to, product manufacturing and distribution, facilities, order fulfillment, invoicing, quality assurance, regulatory support, audit support and other services. The services generally commenced on the closing date of the Divestiture and terminate no later than one to three years thereafter.

We have also entered into distribution agreements with Buyer under which we will remain a limited risk distributor for RH products on Buyer's behalf for sales outside of the United States. As a result, we have $11.9 million of RH products included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheet as of December 31, 2023. We anticipate the limited risk distributor arrangements will terminate no later than a period not to exceed three years from the date of the Purchase Agreement.

As a result of the Divestiture, the results of operations from our RH business are reported as "(Loss) income from discontinued operations, net of tax" and the related assets and liabilities are classified as "held for sale" in the consolidated financial statements.

Pursuant to an agreement under which we provide manufacturing services for the Buyer, certain manufacturing facilities and equipment did not transfer to the Buyer upon the Initial Closing, and remain in "Assets Held for Sale" as of December 31, 2023 with a corresponding liability representing our obligation to transfer the manufacturing facilities and equipment to the buyer at a later date. Likewise, the results of operations from these manufacturing operations continue to be classified as "(Loss) income from discontinued operations, net of tax."

The following table summarizes the financial results of our discontinued operations for all periods presented herein (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Net Sales	$	**100.9**	$	135.9	$	157.6
Cost of products sold		**68.8**		80.1		91.0
Gross Profit		**32.1**		55.8		66.6
Research and development		**0.8**		1.4		1.7
Selling and general expenses		**11.2**		15.4		15.0
Pretax loss on classification as discontinued operations		**70.8**		—		—
Other expense, net		**0.3**		0.5		0.5
Operating Income		**(51.0)**		38.5		49.4
Income tax (provision) benefit from discontinued operations		**(0.9)**		(9.5)		(12.2)
Net (Loss) Income from discontinued operations, net of tax	$	**(51.9)**	$	29.0	$	37.2

The "Pretax loss on classification of discontinued operations" was $70.8 million, which includes goodwill impairment of $59.1 million, inventory impairment of $5.0 million and impairment on the remaining disposal group of $6.7 million.

In accordance with accounting principles generally accepted in the United States ("GAAP"), only expenses specifically identifiable and related to a business to be disposed may be allocated to discontinued operations. Accordingly, the cost of products sold, research and development, selling and general expenses and other expense, net in discontinued operations include expenses incurred directly to solely support our respiratory health business.

Details on assets and liabilities classified as held for sale in the accompanying consolidated balance sheets are presented in the following table (in millions):

	December 31, 2023		December 31, 2022	
Assets held for sale - discontinued operations				
Inventories	$	**17.5**	$	58.0
Property, Plant and Equipment, net		**43.9**		45.3
Operating Lease Right-of-Use Assets		**3.1**		3.1
Goodwill		**—**		59.1
Other Intangible Assets, net		**—**		16.8
Total assets classified as held for sale	$	**64.5**	$	182.3
Liabilities held for sale - discontinued operations				
Current Portion of Operating Lease Liabilities		**0.8**	$	0.8
Liabilities held for sale		**61.3**		4.1
Current liabilities held for sale - discontinued operations		**62.1**		4.9
Non-Current Operating Lease Liability	$	**1.6**		2.2
Total liabilities held for sale - discontinued operations	$	**63.7**	$	7.1

Assets and liabilities held for sale as of December 31, 2023 were classified as current since we expect the Divestiture to be completed within one year of the Purchase Agreement date.

The following table provides operating and investing cash flow information for our discontinued operations (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Operating Activities:						
Depreciation and amortization	$	**2.6**	$	6.5	$	6.7
Stock-based compensation expense		**0.1**		0.1		0.1
Investing Activities:						
Capital expenditures		**3.6**		5.0		6.9

Note 3.   Restructuring

Our restructuring expenses for the years ended December 31, 2023, 2022 and 2021 are summarized in the table below (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Transformation Process	$	**28.2**	$	—	$	—
Post-S&IP Divestiture Restructuring Plan		**—**		—		10.2
2020 Restructuring		**—**		—		12.4
Total Restructuring Costs	$	**28.2**	$	—	$	22.6

Transformation Process

In January 2023, we initiated a three-year restructuring initiative intended to align the Company under a single commercial organization, rationalize our product portfolio, undertake additional cost management activities to enhance the Company's operating profitability and pursue efficient capital allocation strategies (the "Transformation Process"). The Divestiture represents a key component of our three-year transformation process. We expect the Transformation Process will be substantially complete by the end of 2025.

We expect to incur up to $30.0 million of cash expenses in connection with the Transformation Process, consisting of between $9.0 million and $12.0 million of program management consulting and employee retention expenses; between $8.0 million and $11.0 million of expenses associated with manufacturing and supply chain improvements and portfolio rationalization; and the remainder for expenses associated with organization design and alignment and other related activities. These amounts include between $6.0 million and $8.0 million of employee severance and benefits costs.

In the year ended December 31, 2023, we incurred expenses of $28.2 million primarily related to program management consulting and employee retention expenses and employee severance and benefits costs in connection with the Transformation Process. These costs were included in "Cost of products sold," "Research and development,", "Selling and general expenses" and "Other expense, net" in the accompanying consolidated income statements.

Post-S&IP Divestiture Restructuring Plan

In conjunction with the sale of our Surgical and Infection Prevention ("S&IP") business (the "S&IP Divestiture") in 2018, we began a multi-phase restructuring plan intended to align our organizational structure, information technology platform and supply chain and distribution channels to be more appropriate for the size and scale of our business. The post-S&IP Divestiture restructuring plan has been completed, and costs incurred were included in "Cost of products sold", "Selling and general expenses" and "Other expense, net."

2020 Restructuring

In the fourth quarter of 2020, we initiated activities to reduce the size of our senior leadership team, consolidate certain operations within our Pain Management and Recovery franchise, exit unprofitable lines of business and reduce the size of our office space to align with expected requirements following the COVID-19 pandemic (the "2020 Restructuring"). Costs were primarily associated with operating lease right-of-use asset impairments or lease terminations, impairment of intangible and other assets and employee severance and benefits. The 2020 Restructuring has been completed and costs incurred were included in "Cost of products sold," "Selling and general expenses" and "Other expense, net."

Restructuring Liability

Our liability for costs associated with our restructuring activities as of December 31, 2023 and 2022 is summarized below (in millions):

| | As of December 31, | |
	2023	2022
Balance, beginning of year	$ —	$ 0.1
Total restructuring costs, excluding non-cash charges	24.3	—
Payments and adjustments, net	(22.0)	(0.1)
Balance, end of year	$ 2.3	$ —

Note 4. Goodwill

We test goodwill for impairment annually or more frequently whenever events or circumstances more likely than not indicate that the fair value of the reporting unit may be below its carrying amount. We operate as a single operating segment with one reporting unit, and accordingly, our annual goodwill impairment test was based on an evaluation of the fair value of our Company as a whole.

We completed our annual impairment test as of July 1, 2023, and based on a combination of income and market capitalization approaches, we determined that our fair value exceeded the net carrying value of our reporting unit.

The changes in the carrying amount of goodwill are as follows (in millions):

Balance at December 31, 2021	$ 742.5
Goodwill acquired[a]	19.3
Currency translation adjustment	(1.5)
Balance at December 31, 2022	760.3
Goodwill acquired[a]	33.4
Purchase accounting adjustment[b]	1.8
Currency translation adjustment	0.6
Balance at December 31, 2023	$ 796.1

We acquired $21.1 million and $33.4 million of goodwill in conjunction with the acquisition of OrthogenRx and Diros, respectively, described in Note 6, "Business Acquisition." Goodwill was allocated to our existing medical devices reporting unit.

(b) Purchase accounting adjustment related to the acquisition of OrthogenRx in the first quarter of 2023.

Note 5. Supplemental Balance Sheet Information

Accounts Receivable

Accounts receivable consist of the following (in millions):

	As of December 31,	
	2023	2022
Accounts Receivable	$ 134.0	$ 162.1
Income tax receivable	14.1	12.2
Allowances and doubtful accounts		
Doubtful accounts	(5.1)	(6.1)
Sales discounts	(0.2)	(0.3)
Accounts receivable, net	$ 142.8	$ 167.9

Losses on receivables are estimated based on known troubled accounts and historical experience. Receivables are considered impaired and written off when it is probable that payments due will not be collected. Bad debt expense was $0.7 million for the year ended December 31, 2023 compared to $1.4 million for the year ended December 31, 2022 and a net benefit of $0.5 million for the year end December 31, 2021.

Inventories

Inventories at the lower of cost (determined on the FIFO method) or net realizable value consists of the following (in millions):

	As of December 31,	
	2023	2022
Raw materials	$ 50.3	$ 36.7
Work in process	19.8	23.8
Finished goods	88.5	69.8
Supplies and other	4.6	2.0
Total Inventory	163.2	132.3

We incurred $5.1 million, $8.2 million and $9.8 million of expense for inventory write-offs and obsolescence in the years ended December 31, 2023, 2022 and 2021, respectively.

Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	As of December 31,	
	2023	2022
Land	$ 1.3	$ 1.1
Buildings and leasehold improvements	38.0	37.2
Machinery and equipment	182.8	168.7
Construction in progress	18.0	16.4
	240.1	223.4
Less accumulated depreciation	(122.9)	(104.8)
Total	$ 117.2	$ 118.6

Property, plant and equipment includes $0.5 million of interest that was capitalized in the year ended December 31, 2023, compared to $0.1 million of interest that was capitalized in the year ended December 31, 2022. There were $3.4 million and $3.9 million of capital expenditures in accounts payable as of December 31, 2023 and 2022, respectively.

Depreciation expense was $19.2 million, $17.5 million and $17.0 million, respectively, in the years ended December 31, 2023, 2022 and 2021.

Intangible Assets

Intangible assets subject to amortization consist of the following (in millions):

| | As of December 31, | | | | | |
| | 2023 | | | 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$ 42.0	$ (28.8)	$ 13.2	$ 38.8	$ (27.5)	$ 11.3
Patents and acquired technologies	248.6	(171.9)	76.7	244.4	(162.3)	82.1
Other	207.7	(58.1)	149.6	185.7	(44.9)	140.8
Total	$ 498.3	$ (258.8)	$ 239.5	$ 468.9	$ (234.7)	$ 234.2

In the third quarter of 2023, we acquired $29.6 million of identified intangibles in conjunction with our acquisition of Diros, as described in Note 6, "Business Acquisition." Amortization expense for intangible assets is included in "Cost of products sold" and "Selling and general expenses" and was $24.3 million, $23.6 million and $14.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We estimate amortization expense for the next five years and beyond will be as follows (in millions):

For the years ending December 31,	
2024	$ 25.5
2025	25.0
2026	24.5
2027	24.3
2028	24.3
Thereafter	115.9
Total	$ 239.5

Accrued Expenses

Accrued expenses consist of the following (in millions):

| | As of December 31, | |
	2023	2022
Accrued rebates	$ 17.7	$ 26.9
Accrued salaries and wages	31.5	34.6
Accrued taxes and other	16.7	21.2
Other	27.3	15.1
Total	$ 93.2	$ 97.8

Other Long-Term Liabilities

Other long-term liabilities consist of the following (in millions):

	As of December 31,	
	2023	2022
Accrued compensation benefits	**5.9**	4.8
Other	**4.1**	15.7
Total	**$ 10.0**	$ 20.5

Note 6.   Business Acquisitions

Diros Technology Acquisition

On June 17, 2023 we entered into a definitive agreement to acquire Diros Technology Inc., ("Diros") a leading manufacturer of innovative radiofrequency ablation ("RFA") products used to treat chronic pain conditions. On July 24, 2023, we closed the acquisition of Diros. The total purchase price paid in connection with our acquisition of Diros was $53.0 million, consisting of $2.5 million in cash paid upon entry into the definitive agreement and $50.5 million in cash paid at closing (subject to certain working capital and other adjustments), with up to an additional $7.0 million payable in contingent cash consideration based on achievement of certain performance objectives defined in the purchase agreement (the "Diros Acquisition"). The purchase price for the Diros Acquisition was funded by proceeds from our Revolving Credit Facility. The accompanying consolidated income statement includes $6.9 million of net sales from Diros since the acquisition date. In the year ended December 31, 2023, we incurred $1.7 million of costs, in connection with the Diros acquisition, which are included in "Costs of goods sold" and "Selling and general expenses."

Under the acquisition method of accounting for business combinations, the purchase price paid is allocated to the underlying net assets in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values is recorded as goodwill. Fair values of assets acquired and liabilities assumed are being determined using discounted cash flow analyses and the fair value of the contingent consideration is being estimated using a Monte Carlo simulation. Assumptions supporting the estimated fair values are based on facts and circumstances that existed on the valuation date. Estimated fair values may be revised during a measurement period, not to exceed 12 months from the date of acquisition, as valuations are finalized or additional information is obtained about facts and circumstances that existed on the valuation date. The preliminary purchase price allocation is shown in the table below (in millions):

Current assets, net of cash acquired	$ 7.5
Current liabilities, excluding contingent consideration	(7.0)
Contingent consideration	(5.3)
Other noncurrent assets (liabilities), net	(0.5)
Deferred tax liabilities	(8.1)
Identifiable intangible assets	29.6
Goodwill	33.4
Total	49.6

Goodwill from the Diros Acquisition is not fully tax deductible and is attributable to future earnings potential and the strategic fit within our radiofrequency product line in our interventional pain portfolio as it allows for providing a greater continuum of care for patients.

The identifiable intangible assets relating to the Diros Acquisition include the following (in millions, except years):

	Identifiable Intangible Asset Amount	Weighted Average Useful Lives (Years)
Trade names and trademarks	$ 2.9	15
Customer relationships	21.2	14
Developed technology and other	5.5	13
Total	$ 29.6	

The following unaudited pro forma financial information is presented in the table below for the year ended December 31, 2023 and 2022 as if the acquisition had occurred on January 1, 2022 (in millions, except per share amounts):

| | Year Ended December 31, | |
	2023 (Unaudited)	2022 (Unaudited)
Net sales	$ 680.3	$ 697.8
Net (loss) income from continuing operations	(8.9)	20.5
(Loss) Income from discontinued operations, net of tax	(51.9)	29.0
Net (Loss) Income	(60.8)	49.5
Basic (Loss) Earnings Per Share		
Continuing operations	(0.17)	0.39
Discontinued operations	(1.14)	0.67
Basic (Loss) Earnings Per Share	(1.31)	1.06
Diluted (Loss) Earnings Per Share		
Continuing operations	(0.17)	0.39
Discontinued operations	(1.14)	0.67
Diluted (Loss) Earnings Per Share	(1.31)	1.06

The pro forma financial information has been adjusted to include the effects of the Diros Acquisition, including acquisition-related costs, amortization of acquired intangibles and related tax effects. The pro-forma financial information is not necessarily indicative of the results of operations that would have been achieved.

OrthogenRx Acquisition

On January 20, 2022, we acquired all of the equity voting interests and completed the acquisition of OrthogenRx, Inc. ("OrthogenRx"), which is focused on the development and commercialization of treatments for knee pain caused by osteoarthritis (the "OrthogenRx Acquisition"). The total purchase price paid was $130.0 million in cash at closing less working capital adjustments, with an additional $30.0 million payable in contingent cash consideration based on OrthogenRx's growth in net sales during 2022 and 2023. $10.6 million of contingent cash consideration has been paid based on OrthogenRx's 2022 net sales. We will have no payments of contingent cash consideration based on OrthogenRx's 2023 net sales.

We accounted for the OrthogenRx Acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price paid was allocated to the underlying net assets in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values was recorded as goodwill. The final purchase price allocation, net of cash acquired, is shown in the table below (in millions):

Accounts receivable, net	$	11.6
Inventory		2.8
Other current assets		0.4
Accounts payable		(5.4)
Other current liabilities		(13.0)
Contingent consideration		(9.2)
Other non-current assets (liabilities)		(5.7)
Deferred tax liability		(22.1)
Identifiable intangible assets		135.6
Goodwill		21.1
Total	$	116.1

The identifiable intangible assets relating to the OrthogenRx Acquisition include the following (in millions, except years):

	Identifiable Intangible Asset Amount	Weighted Average Useful Lives (Years)
Trademarks	$ 1.3	10
Other	134.3	14
Total	$ 135.6	

Other intangible assets includes $126.0 million related to the OrthogenRx products that we currently market and distribute, combined into one composite intangible asset that includes customer relationships and exclusive distribution rights and $8.3 million related to OrthogenRx non-compete agreements.

Note 7.   Leases

Our lease obligations relate primarily to our principal executive offices along with various manufacturing, warehouse and distribution facilities located throughout the world. For leases with terms greater than twelve months, we record a right of use ("ROU") asset and corresponding lease obligation. As of December 31, 2023, all our leasing arrangements were operating leases. Many of our leases include escalating rent payments, renewal options and termination options, which are considered in our determination of straight-line rent expense when appropriate. Many of our leases also include additional amounts for common area maintenance and taxes. We have elected not to separate lease and non-lease components in the determination of straight-line rent expense. For a majority of our leases, an implicit lease rate is not available. Accordingly, we use a rate that approximates our incremental secured borrowing rate.

The table below summarizes information related to ROU assets and lease liabilities that are included in the accompanying consolidated balance sheet (dollars in millions):

	As of December 31,			
		2023		2022
Assets				
Operating lease right-of-use assets	$	**26.8**	$	27.5
Liabilities				
Current portion of operating lease liabilities		**12.8**		12.0
Operating lease liabilities		**28.3**		32.5
Total Operating Lease Liabilities	$	**41.1**	$	44.5
Weighted average remaining lease term		**4.8 years**		5.6 years
Weighted average discount rate		**4.5 %**		4.0 %

The table below summarizes costs and cash flows arising from our lease arrangements for the year ended December 31, 2023 (in millions):

	Year Ended December 31,			
	2023		2022	
Operating lease cost	$	**12.8**	$	13.1
Short-term lease cost		**0.3**		0.3
Variable lease cost		**1.5**		1.0
Total lease cost	$	**14.6**	$	14.4
Cash paid for amounts included in the measurement of lease liabilities	$	**17.5**	$	16.2
Right-of-use assets obtained in exchange for operating lease liabilities	$	**10.4**	$	3.0

The future minimum obligations under operating leases having non-cancelable terms in excess of one year for the next five years and beyond will be (in millions):

For the years ending December 31,	Amount	
2024	$	13.5
2025		9.3
2026		7.7
2027		6.2
2028		5.6
Thereafter		5.9
Future minimum obligations	$	48.2

Note 8. Fair Value Information

The following fair value information is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels in the hierarchy used to measure fair value are:

Level 1: Unadjusted quoted prices in active markets accessible at the reporting date for identical assets and liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets. Quoted prices for identical or similar assets and liabilities in markets that are not considered active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3: Prices or valuations that require inputs that are significant to the valuation and are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table includes the fair value of our financial instruments for which disclosure of fair value is required (in millions):

| | Fair Value Hierarchy Level | December 31, 2023 | | December 31, 2022 | |
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets					
Cash and cash equivalents	1	$ 87.7	$ 87.7	$ 127.7	$ 127.7
Liabilities					
Revolving Credit Facility	2	$ 50.0	$ 50.0	$ 110.0	$ 110.0
Term Loan Facility	2	118.0	118.0	122.5	122.5
Contingent consideration related to acquisition	3	5.3	5.3	9.2	9.2

Cash equivalents are recorded at cost, which approximates fair value due to their short-term nature.

The fair value of amounts borrowed under our Revolving Credit Facility and Term Loan Facility (as defined below) approximates carrying value because borrowings are subject to a variable rate as described in Note 9, "Debt". The fair value amount of the contingent consideration was determined using a Monte Carlo simulation using assumptions regarding net sales volatility, discount rate and others. See further discussion of the acquisition of Diros in Note 6, "Business Acquisitions."

For the years ended December 31, 2023 and 2022, there were no transfers among Level 1, 2 or 3 fair value determinations. Transfers between levels occur when there are changes in the observability of inputs. Changes between levels are assumed to occur at the beginning of the year.

Note 9.   Debt

As of December 31, 2023 and 2022, our debt balances were as follows (in millions):

| | Weighted-Average Interest Rate | Maturity | As of December 31, | |
			2023	2022
Revolving Credit Facility	6.71%	2027	$ 50.0	$ 110.0
Term Loan Facility	6.63%	2027	118.8	123.4
			168.8	233.4
Unamortized debt issuance costs			(0.8)	(0.9)
Current portion of long-term debt			(8.6)	(6.2)
Total Long-Term Debt, net			$ 159.4	$ 226.3

On June 24, 2022, we entered into a credit agreement (the "Credit Agreement") with certain lenders which established credit facilities in an aggregate principal amount of $500.0 million, consisting of a five-year senior secured term loan of $125.0 million (the "Term Loan Facility") and a five-year senior secured revolving credit facility allowing borrowings of up to $375.0 million, with a letter of credit sub-facility in an amount of $75.0 million (the "Revolving Credit Facility"). All obligations under the Credit Agreement and certain hedging agreements and cash management arrangements thereunder are: (i) guaranteed by each of the Company's direct and indirect, existing and future, material wholly owned domestic subsidiaries ("Guarantors") and (ii) secured by a first priority lien on substantially all the assets of the Company and the Guarantors. The Credit Agreement contains an accordion feature that allows us to incur incremental term loans under the Term Loan Facility or under new term loan facilities or to increase the amount of the commitments under the Revolving Credit Facility, including through the establishment of one or more tranches under the Revolving Credit Facility. The Credit Agreement will mature on June 24, 2027.

Borrowings under the Term Loan Facility and Revolving Credit Facility bear interest at our option at either: (i) an adjusted term secured overnight financing rate ("SOFR"), plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; (ii) an adjusted daily simple SOFR rate, plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; or (iii) a base rate (calculated as the greatest of (a) the prime rate, (b) the NYFRB rate (being the greater of the federal funds effective rate or the overnight bank funding rate) plus 0.50%, and (c) the one month adjusted term SOFR rate plus 1.00%), plus a margin ranging between 0.50% to 1.00% per annum, depending on our consolidated total leverage ratio. The unused portion of the Revolving Credit Facility will be subject to a commitment fee ranging between 0.20% to 0.25% per annum, depending on our consolidated total leverage ratio. Unamortized debt discount and issuance costs are being amortized to interest expense over the life of the Term Loan Facility using the interest method, resulting in an effective interest rate of 6.6% as of December 31, 2023.

On January 20, 2022, we incurred $125.0 million of term loans (the "Tranche A Term Loans") under an incremental agreement dated as of December 22, 2021, which supplemented the prior credit agreement. The proceeds of the Tranche A Term Loans were used to fund a portion of the purchase price and to pay fees and expenses related to the OrthogenRx, Inc. acquisition which is described further in Note 6, "Business Acquisitions".

In connection with entering into the Credit Agreement, we terminated the Amended and Restated Credit Agreement dated as of October 30, 2018 by and among the Company, the lenders thereunder and Citibank N.A., as administrative agent (as amended and supplemented, the "Prior Credit Agreement").

Debt Payments

The Credit Agreement requires quarterly principal installment payments on the Term Loan Facility of 10% of the total principal borrowed for the first eight quarters following funding and then quarterly installment payments of 20% of the total principal borrowed, at which time the remaining unpaid principal amount of the Term Loan Facility is due and payable by the Company upon the maturity date of June 24, 2027. The current portion of the Term Loan Facility is $8.6 million. Interest is payable quarterly. We are permitted to prepay all or a portion of the Term Loan Facility and the Revolving Credit Facility at any time without premium or penalty. Interest is payable at the same rates set forth above for the Revolving Credit Facility.

During the year ended December 31, 2023, we repaid $4.7 million of the Term Loan Facility. During the year ended December 31, 2023, we borrowed $55.0 million repaid $115.0 million of the Revolving Credit Facility. As of December 31, 2023, we had letters of credit outstanding of $6.4 million.

As of December 31, 2023, the aggregate amounts of long-term debt that will mature during each of the next four years are as follows (in millions):

	Amount
2024	$ 8.6
2025	9.4
2026	10.2
2027	140.6
Total	$ 168.8

Debt Covenants

The Credit Agreement requires compliance with certain customary operational and financial covenants. In addition, we are subject to covenants in the Credit Agreement that, among other things, limit our ability and the ability of certain of our subsidiaries to:

- incur additional indebtedness, guarantee indebtedness or issue disqualified stock or preferred stock;
- pay dividends on, repurchase or make distributions in respect of our capital stock or prepay certain subordinated indebtedness;
- make certain investments or acquisitions;
- sell, transfer or otherwise convey certain assets;
- create liens;
- enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany transfers;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our and our subsidiaries' assets; and
- enter into transactions with affiliates.

Pursuant to the restrictive covenants that limit our ability to pay dividends, we have the ability to pay dividends, repurchase stock and make investments up to an "Available Amount," as defined in the credit agreement, provided that we are in compliance with all required covenants, there are no events of default and upon meeting certain financial ratios.

The Credit Agreement also includes financial covenants which require us not to exceed a certain consolidated net secured leverage ratio and to maintain a consolidated interest coverage ratio above a certain level. These financial covenants are tested quarterly. As of December 31, 2023, we were in compliance with all of our debt covenants.

As of December 31, 2023, our repayment requirements in the next five years includes any balance remaining on our Revolving Credit Facility and Term Loan Facility, which are due on June 24, 2027.

Note 10. Income Taxes

Our income taxes are calculated using the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of net operating losses and temporary differences between the consolidated financial statements and tax bases of assets and liabilities.

The components of income (loss) before income taxes, and the provision (benefit) for income taxes are as follows (in millions):

| | Year Ended December 31, | | |
	2023	2022	2021
Income (loss) before income taxes			
United States	$ (17.3)	$ 21.6	$ (44.1)
Foreign	9.4	5.1	2.0
Total	(7.9)	26.7	(42.1)
Income tax provision (benefit):			
Current:			
United States	3.7	4.9	(15.5)
State	2.4	2.4	(0.8)
Foreign	4.0	1.7	1.3
Total	10.1	9.0	(15.0)
Deferred:			
United States	(4.9)	(4.0)	3.8
State	(1.9)	0.6	(0.1)
Foreign	(1.3)	(0.4)	0.1
Total	(8.1)	(3.8)	3.8
Total income tax provision (benefit)	$ 2.0	$ 5.2	$ (11.2)

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted on March 27, 2020. The CARES Act allows for the carryback of U.S. net operating losses, which were expected to be used in future years, to prior years resulting in no benefit in the year ended December 31, 2023 and a $3.8 million, and $2.8 million benefit that was recognized in the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2023, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $33.6 million. Certain earnings were previously subject to tax due to the one-time transition tax of the 2017 Tax Cuts and Jobs Act. Any additional impacts due with respect to the previously-taxed earnings, if repatriated, would generally be limited to foreign withholding tax, U.S. state income tax and the tax effect of certain foreign exchange adjustments. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet U.S. cash needs. At this time, the determination of deferred tax liabilities on the amount of financial reporting over tax basis is not practicable.

Major differences between the federal statutory rate and the effective tax rate are as follows:

	Year Ended December 31,		
	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
Rate of state income taxes, net of federal tax benefit	(4.1)	8.1	2.5
Statutory rate other than U.S. statutory rate	(11.8)	2.2	0.1
Foreign tax credit carryback	—	—	(4.8)
Valuation allowance	(0.1)	1.2	(2.8)
Uncertain tax positions	—	—	1.0
Capital Loss Carryback	—	—	11.5
CARES Act	—	(14.4)	6.7
DOJ Deferred Prosecution Agreement	—	—	(6.6)
Nondeductible officer's compensation	(21.2)	5.6	(3.0)
U.S. federal research and development credit	22.6	(10.5)	3.1
Share based compensation windfall tax deduction	(7.2)	4.1	(1.3)
Other, net	(24.5)	2.2	(0.8)
Effective tax rate	(25.3)%	19.5 %	26.6 %

The following is a summary of the significant components of the Company's deferred tax assets and liabilities (in millions):

	As of December 31,	
	2023	2022
Deferred tax assets		
Accrued liabilities	$ 9.8	$ 9.2
Stock-based compensation	5.2	5.5
Net Operating Losses	10.3	18.3
Section 174 Research Capitalization	18.0	10.7
Foreign Tax Credits	3.7	3.7
Federal Research Tax Credits	0.4	0.4
Operating Lease Obligations	6.2	7.3
Other	4.1	4.2
	57.7	59.3
Valuation allowance	(4.3)	(9.0)
Total deferred tax assets	53.4	50.3
Deferred tax liabilities		
Intangibles, net	55.3	56.5
Operating Lease Right of Use Assets	2.9	3.5
Inventories	3.8	2.9
Property, plant and equipment, net	8.5	7.9
Other	0.2	0.3
Total deferred tax liabilities	70.7	71.1
Net deferred tax (liabilities) assets	$ (17.3)	$ (20.8)

Valuation allowances decreased $4.7 million during the year ended December 31, 2023. Valuation allowances at the end of 2023 and 2022 primarily relate to tax credits and income tax loss carryforwards.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, we believe it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased due to changes in the tax environment or if estimates of future taxable income change during the carryforward period.

At December 31, 2023, we have credit carryforwards for federal income tax purposes of $5.0 million, all of which will expire between 2028 and 2038. We also have net operating loss carryforwards for federal income tax purposes of $25.1 million, of which $1.8 million will expire between 2031 and 2037. The remaining net operating losses are available for carryforward indefinitely.

At December 31, 2023, we have credit carryforwards for state income tax purposes of $0.6 million, of which $0.4 million will expire between 2025 and 2028. We also have net operating loss carryforwards for state income tax purposes of $89.0 million, some of which will expire between 2025 and 2040 and others that will remain available for carryforward indefinitely. We also have certain foreign subsidiaries with net operating loss carryforwards for income tax purposes of $1.9 million, of which all are available for carryforward indefinitely.

We did not have any unrecognized tax benefits during the years ended December 31, 2023 and 2022.

Federal and state income tax returns are generally subject to examination for a period of three to five years after filing of the respective returns. The state effect of any changes to filed federal positions remains subject to examination by various states for a period of up to two years after formal notification to the states.

Note 11.   Employee Benefit Plans

Defined Contribution Plans

Eligible employees participate in our defined contribution plans. Our 401(k) plan and supplemental plan provide for a matching contribution of a U.S. employee's contributions and accruals, subject to predetermined limits. Avanos also has defined contribution pension plans for certain employees outside the U.S. in which eligible employees may participate. We recognized $6.6 million, $6.5 million and $6.6 million, respectively, of expense for our matching contributions to the 401(k) plan in the years ended December 31, 2023, 2022 and 2022, respectively. Our matching contributions to the 401(k) plan are recognized in cost of products sold, research and development and selling and general expenses in our consolidated income statements.

Defined Benefit Plans

Certain plans in our international operations are our direct obligation, and therefore, the related funded status has been recorded within our consolidated balance sheet. These plans are primarily unfunded and the aggregated projected benefit obligation was $4.7 million and $4.0 million as of December 31, 2023 and 2022, respectively. Net periodic pension cost for the years ended December 31, 2023, 2022 and 2021 was $0.9 million, $0.7 million and $0.8 million, respectively. Over the next ten years, we expect gross benefit payments to be $0.3 million in total for the years 2024 through 2028, and $0.5 million in total for the years 2030 through 2034.

Note 12. Accumulated Other Comprehensive Income

The changes in the components of Accumulated Other Comprehensive Income ("AOCI"), net of tax, are as follows (in millions):

	Unrealized Translation	Defined Benefit Pension Plans	Accumulated Other Comprehensive Income
Balance, December 31, 2020	(27.7)	(0.4)	(28.1)
Other comprehensive (loss) income	(6.1)	0.4	(5.7)
Balance, December 31, 2021	(33.8)	—	(33.8)
Other comprehensive (loss) income	(2.3)	0.3	(2.0)
Balance, December 31, 2022	(36.1)	0.3	(35.8)
Other comprehensive income (loss)	9.1	(0.3)	8.8
Balance, December 31, 2023	$ (27.0)	$ —	$ (27.0)

The net changes in the components of AOCI, including the tax effect, are as follows (in millions):

	Year Ended December 31,		
	2023	2022	2021
Unrealized translation	$ 9.1	$ (2.3)	$ (6.1)
Defined benefit pension plans	(0.3)	0.4	0.5
Tax effect	—	(0.1)	(0.1)
Defined benefit pension plans, net of tax	(0.3)	0.3	0.4
Change in AOCI	$ 8.8	$ (2.0)	$ (5.7)

Note 13.   Stock-Based Compensation

The Avanos Medical, Inc. Equity Participation Plan, the Avanos Medical, Inc. 2021 Long Term Incentive Plan, as amended and the Avanos Medical, Inc. Outside Directors' Compensation Plan (together, the "Equity Plans") provide for awards of stock options, stock appreciation rights, restricted stock (and in certain limited cases, unrestricted stock), restricted stock units, performance units and cash awards to eligible employees (including officers who are employees), directors, advisors and consultants of Avanos or its subsidiaries. A maximum of 5.1 million shares of Avanos common stock may be issued under the Equity Plans, and there were 1.7 million shares remaining available for issuance as of December 31, 2023.

The Avanos Medical, Inc. Employee Stock Purchase Plan ("ESPP") allows for employee contributions to purchase shares of the Company's common stock at a 15% discount off the lower of the closing prices at the beginning or end of each offering period. The ESPP is available to all employees meeting the eligibility requirements defined in the ESPP. Offering periods will generally be six month periods ending on June 30 and December 31 of each year. Employees may contribute up to 25% of their compensation, subject to a maximum of $25,000 into the ESPP each year. A maximum of 1.0 million common shares may be issued under the ESPP, and there were 0.8 million shares remaining available as of December 31, 2023.

Stock-based compensation expense is included in "Cost of products sold," "Research and development," and "Selling and general expenses." Stock-based compensation expense for the years ended December 31, 2023, 2022 and 2022 is shown in the table below (in millions):

	Year Ended December 31,					
	2023		2022		2021	
Stock options	$	0.3	$	1.1	$	1.9
Time-based restricted share units		10.5		11.6		8.9
Performance-based restricted share units		4.8		3.0		2.1
Employee stock purchase plan		0.2		0.2		0.3
Total stock-based compensation	$	15.8	$	15.9	$	13.2

Stock Options

There were no options awarded in the years ended December 31, 2023, 2022 and 2021. Stock options are granted at an exercise price equal to the fair market value of our common stock on the date of grant. Stock options are generally subject to graded vesting whereby options vest 30% at the end of each of the first two 12-month periods following the grant and 40% at the end of the third 12-month period and have a term of 10 years.

The fair value of stock option awards was determined using a Black-Scholes option-pricing model utilizing a range of assumptions related to volatility, risk-free interest rate, expected term and dividend yield. Expected volatility was based on historical weekly closing stock price volatility for a peer group of companies. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. The expected term was based on historical observed settlement behavior. The dividend yield was based on the expectation that no dividends are expected to be paid on our common stock.

A summary of stock option activity is presented below:

	Shares (in thousands)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)	
Outstanding at December 31, 2022	1,106	$	39.11			
Exercises	(2)		29.32			
Forfeitures	(68)		36.28			
Outstanding at December 31, 2023	1,036	$	39.32	3.89	$	—
Vested and exercisable at December 31, 2023	1,036	$	39.32	3.89	$	—

The following table summarizes information about options outstanding as of December 31, 2023:

	Options Outstanding		Options Exercisable		
Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Contractual Term (Years)	Shares (in thousands)	Weighted-Average Exercise Price	
$25.00 to $35.00	333	5.0	333	$	28.97
$35.00 to $45.00	446	3.5	446		40.93
$45.00+	257	3.0	257		49.91
	1,036	3.9	1,036	$	39.32

No options were exercised during the years ended December 31, 2023 and 2022. Options with aggregate intrinsic values of $1.6 million were exercised in the year ending December 31, 2021. The tax benefits from exercises were not material in 2021.

Restricted Share Units

Restricted shares, time-vested restricted share units ("RSUs") and performance-based RSUs granted to employees and directors are valued at the closing market price of our common stock on the grant date with vesting conditions determined upon approval of the award. Time-vested RSUs are subject to a minimum service period of generally three years.

A summary of time-vested RSU activity is presented below:

	Shares (in thousands)		Weighted Average Fair Value
Outstanding at December 31, 2022	1,032	$	35.17
Granted	433		27.78
Vested	(491)		31.69
Forfeited	(99)		35.46
Outstanding at December 31, 2023	875	$	33.44

For time-vested RSUs outstanding at December 31, 2023, we expect to recognize an additional $12.1 million of expense over the remaining average service period of two years.

Performance-based RSUs are subject to achievement of certain service and performance targets over a restricted period of three years. A summary of performance-based RSU activity is presented below:

	Shares (in thousands)		Weighted Average Fair Value
Outstanding at December 31, 2022	239	$	36.63
Granted	313		28.89
Forfeited	(32)		34.57
Outstanding at December 31, 2023	520	$	32.09

For performance-based RSUs outstanding at December 31, 2023, we expect to recognize an additional $8.7 million of expense over the remaining average service period of less than two years.

Note 14.   Commitments and Contingencies

Legal Matters

We are subject to various legal proceedings, claims and governmental inspections, audits or investigations pertaining to issues such as contract disputes, product liability, tax matters, patents and trademarks, advertising, governmental regulations, employment and other matters. Under the terms of the distribution agreement we entered into with Kimberly-Clark Corporation ("Kimberly-Clark") prior to our 2014 spin-off from Kimberly-Clark, legal proceedings, claims and other liabilities that are primarily related to our business are our responsibility and we are obligated to indemnify and hold Kimberly-Clark harmless for such matters. For the years ended December 31, 2023 and December 31, 2022, we incurred no costs with respect to such indemnification matters compared to $15.0 million in the year ended December 31, 2021. Expenses incurred are included in "Other expense, net."

Government Investigation

In June 2015, we were served with a subpoena from the Department of Veterans Affairs Office of the Inspector General (the "VA OIG") seeking information related to the design, manufacture, testing, sale and promotion of MicroCool and other surgical gowns produced by the Company. In July 2015, we became aware that the VA OIG subpoena and an earlier VA OIG subpoena served on Kimberly-Clark requesting information about gown sales to the federal government were related to a United States Department of Justice (the "DOJ") investigation. In May 2016, April 2017 and September 2018, we received additional subpoenas from the DOJ seeking further information related to the Company's surgical gowns.

On July 6, 2021, we entered into a Deferred Prosecution Agreement (the "DPA") with the DOJ that resolved their criminal investigation related to our MicroCool surgical gowns. Pursuant to the terms of the DPA, in July 2021 the Company made a payment of $22.2 million. We continue to comply with the terms of the DPA.

Patent Litigation

We operate in an industry characterized by extensive patent litigation. Competitors may claim that our products infringe upon their intellectual property. Resolution of patent litigation or other intellectual property claims is typically time consuming and costly and can result in significant damage awards and injunctions that could prevent the manufacture and sale of the affected products or require us to make significant royalty payments in order to continue selling the affected products.

At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

On November 4, 2019, we filed the matter styled *Avanos Medical Sales LLC v Medtronic Sofamor Danek USA, Inc., et al.* (No. 2:19-cv-02754-JPM-TMP (W.D. Tenn.)), alleging that Medtronic's manufacture, marketing, sale and importation of the Accurian cooled radiofrequency ablation system infringes certain claims of U.S. Patent 8,822,755. On June 1, 2020, Medtronic petitioned the U.S. Patent and Trademark Office ("USPTO") for an inter partes review ("IPR") of the patent at issue in the litigation. On October 23, 2020, the USPTO instituted an IPR. On August 27, 2021, the USPTO issued a Final Written Decision upholding the patentability of our patent.

On October 15, 2021, the parties resolved the dispute between them by signing a settlement and license agreement ("Medtronic Settlement Agreement"). Pursuant to the Medtronic Settlement Agreement, Medtronic paid Avanos an undisclosed amount and the parties dismissed the pending actions between them related to U.S. Patent 8,822,755.

General

While we maintain general and professional liability, product liability and other insurance, our insurance policies may not cover all of these matters and may not fully cover liabilities arising out of these matters. In addition, we may be obligated to indemnify our directors and officers against these matters.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. For any matters that are reasonably possible to result in loss and for which no possible loss or range of loss is disclosed in this Form 10-K, management has determined that it is unable to estimate the possible loss or range of loss because, in each case, at least the following facts applied: (a) the matter is at an early stage of the proceedings; (b) the damages are indeterminate, unspecified or determined to be immaterial; and (c) significant factual issues have yet to be resolved. At present, although the results of litigation and claims cannot be predicted with certainty, we believe that the ultimate resolution of any pending legal proceeding to which we are a party will not have a material adverse effect on our business, financial condition, results of operations or liquidity.

In the year ended December 31, 2023, we incurred $10.0 million of expense for a settlement related to a customer claim. We did not record litigation-related charges in 2022.

Environmental Compliance

We are subject to federal, state and local environmental protection laws and regulations with respect to our business operations. We believe we are operating in compliance with, or are taking action aimed at ensuring compliance with, these laws and regulations. None of our compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition, results of operations or liquidity.

Note 15.   Earnings Per Share ("EPS")

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the number of common shares outstanding and the effect of all dilutive common stock equivalents outstanding during each period, as determined using the treasury stock method.

The calculation of basic and diluted EPS for each of the three years ended December 31, 2023, 2022 and 2021 is set forth in the following table (in millions, except per share amounts):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Net (loss) income from continuing operations	$	**(9.9)**	$	21.5	$	(30.9)
Net (loss) income from discontinued operations	$	**(51.9)**	$	29.0	$	37.2
Net (loss) income	$	**(61.8)**	$	50.5	$	6.3
Weighted Average Shares Outstanding:						
Basic weighted average shares outstanding		**46.6**		46.9		48.1
Dilutive effect of stock options and restricted share unit awards		**—**		0.4		0.5
Diluted weighted average shares outstanding		**46.6**		47.3		48.6
(Loss) Earnings Per Share:						
Basic:						
Continuing Operations	$	**(0.21)**	$	0.46	$	(0.64)
Discontinued Operations		**(1.11)**		0.62		0.77
Basic (Loss) Earnings Per Share	$	**(1.32)**	$	1.08	$	0.13
Diluted:						
Continuing operations	$	**(0.21)**	$	0.46	$	(0.64)
Discontinued operations		**(1.11)**		0.61		0.77
Diluted (Loss) Earnings Per Share	$	**(1.32)**	$	1.07	$	0.13

RSUs contain provisions allowing for the equivalent of any dividends paid on common stock during the restricted period to be reinvested into additional RSUs at the then fair market value of the common stock on the date dividends are paid. Such awards are to be included in the EPS calculation under the two-class method. Currently we do not anticipate any cash dividends for the foreseeable future and our outstanding RSU awards are not material in comparison to our weighted average shares outstanding. Accordingly, all EPS amounts reflect shares as if they were fully vested and the disclosures associated with the two-class method are not presented herein.

For the year ended December 31, 2023, $2.2 million of potentially dilutive stock options and restricted share unit awards were excluded from the computation of earnings per share as their effect would have been anti-dilutive.

Note 16.   Business and Products Information

We conduct our business in one operating and reportable segment that provides our medical device products to healthcare providers and patients globally with manufacturing facilities in the United States and Mexico.

We provide a portfolio of innovative product offerings focused on pain management and recovery to improve patient outcomes and reduce the cost of care. Our management evaluates net sales by product category within our single reportable segment as follows (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Digestive Health	$	**371.6**	$	340.4	$	322.2
Pain Management and Recovery:						
Surgical pain and recovery		**139.2**		160.1		162.7
Interventional pain		**162.5**		183.6		102.1
Total Pain Management and Recovery		**301.7**		343.7		264.8
Total Net Sales	$	**673.3**	$	684.1	$	587.0

*Digestive Health i*s a portfolio of products such as our MIC-KEY enteral feeding tubes, Corpak patient feeding solutions and NeoMed neonatal and pediatric feeding solutions.

Pain Management and Recovery is a portfolio of products including:

- Surgical pain and recovery products such as ON-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems; and

- Interventional pain solutions, which provide minimally invasive pain relief therapies, such as our Coolief pain therapy, OrthogenRx's knee osteoarthritis HA pain relief injection products and Diros' RFA products used to treat chronic pain conditions.

Liabilities for estimated returns, rebates and incentives as of December 31, 2023 and 2022 are presented in the table below (in millions):

	As of December 31,	
	2023	**2022**
Accrued rebates	$ **10.4**	$ 14.5
Accrued incentives	**7.3**	12.4
Accrued rebates and incentives (See Note 1)	**17.7**	26.9
Accrued sales returns[(a)]	**0.1**	0.1
Total estimated liabilities	$ **17.8**	$ 27.0

_____

(a) Accrued sales returns are included in "Other" in the accrued expenses table in "Supplemental Balance Sheet Information" in Note 5.

For the years ended December 31, 2023, 2022 and 2021, net sales to external customers in the United States were $467.0 million, $463.9 million and $412.2 million, respectively. Globally, two customers accounted for 10% or more of our consolidated net sales in the years ended December 31, 2023, 2022 and 2021.

Due to the nature of our business, we receive purchase orders for products under supply agreements which are normally fulfilled within three to four weeks. Our performance obligations under purchase orders are satisfied and revenue is recognized at a point in time, which is upon shipment or upon delivery of our products, depending on shipping terms. Accordingly, we normally do not have transactions that give rise to material unfulfilled performance obligations.

Property, plant and equipment held domestically and in foreign countries is as follows (in millions):

	As of December 31,	
	2023	**2022**
Domestic	$ **76.1**	$ 84.1
Foreign	**41.1**	34.5
Total Property, Plant and Equipment	$ **117.2**	$ 118.6

Note 17. Share Repurchase Program

On July 28, 2023, the Board of Directors approved a new one-year program under which we may repurchase up to $25.0 million of our common stock. Repurchases under this program will be made from time to time at management's discretion on the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, subject to market conditions, applicable legal requirements and other relevant factors. We have established a pre-arranged trading plan under Rule 10b5-1 of the Exchange Act in connection with this share repurchase program. This share repurchase program does not obligate us to purchase any particular amount of common stock and may be suspended, modified or discontinued by us without prior notice.

Purchases of common stock under the 10b5-1 trading plans for the year ended December 31, 2023 are summarized in the table below:

	Shares Repurchased		Aggregate Purchase Price (in millions)		Average Price per Share		Amount Remaining in Program for Purchase (in millions)
	# of Shares	Program to Date					
Third quarter of 2023	451,965	451,965	$	9.2	$	20.39	$	15.8
Fourth quarter of 2023	290,688	742,653	$	5.8	$	19.90	$	10.0

In addition to the share repurchase program, we withheld 168,178 shares of common stock for $4.1 million in taxes associated with stock-based compensation transactions in the year ended December 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Avanos Medical, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avanos Medical, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Net Sales/Accrued rebate expenses- Refer to Notes 1 and 16 to the consolidated financial statements

Critical Audit Matter Description

The Company generally distributes its products through wholesale distributors, and in many cases, discounts to the net selling prices are determined based on the contractual arrangements that the Company has with its end-user groups' purchasing organizations. The Company's contracts provide for variable consideration, including rebates. Sales are reported net of distributor rebates which are estimated based on the historical difference between list prices and average end user contract prices and the quantity of products expected to be sold to end-users. Total rebates due to customers that were not settled as of December 31, 2023 was $10.4 million and is included in accrued expenses as of December 31, 2023.

The Company must make certain judgments to estimate the liability for rebates as of the fiscal year end. The judgment of determining the liability includes estimating the quantity of products to be sold to end-user customers and determining the difference in the product's list price and the average end-user customers' prices. Due to the extent of subjectivity in management's estimation, our audit in this area involves especially subjective judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of rebates included the following, among others:

- We tested the effectiveness of internal control related to the accounting for rebates including those over the estimates of quantity of products to be sold to end-user customers and the difference in the product's list price and the average end-user prices;

- We tested the accuracy and evaluated the relevance of the historical rebate data as an input to the estimated rebates by agreeing rebate rates to contractual arrangements;

- We conducted historical trend analysis of rebates paid as a percentage of gross sales;

- We performed a comparison of historical rebates paid compared to rebates recorded to evaluate management's historical estimates;

- We evaluated whether the estimated rebates were consistent with evidence obtained in other areas of the audit.

Goodwill Valuation - Refer to Note 4 to the consolidated financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill impairment involves the comparison of the fair value of its single reporting unit, Medical Devices, to its carrying value as of July 1, 2023. The Company uses a combination of income and market capitalization approaches to estimate fair value. The Company utilizes a discounted cash flow model to perform its income approach, which requires management to make significant judgments related to the discount rate and assumptions, including expected growth rates, used in the forecast of future cash flows. The market approach estimates the fair value of the reporting unit based on the consideration of the Company's observable market value and other assumptions. Changes in the judgments or the assumptions used in management's evaluation could have a material impact on the fair value of the reporting unit, the amount of any goodwill impairment charge, or both. Goodwill is tested for impairment annually and whenever events and circumstances indicate that it is more likely than not that the fair value of the reporting unit may be below its carrying value. Management completed the annual impairment test on July 1, 2023 and determined that the fair value exceeded the net carrying value of its single reporting unit. The goodwill balance was $796.1 million as of December 31, 2023.

Given the significant judgments made by management to estimate the fair value of the Medical Devices reporting unit, the audit procedures performed to evaluate the reasonableness of management's estimates and assumptions related to selection of the discount rate and forecasts of future cash flows required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's assumption of the discount rate and the assumptions used to forecast future cash flows to estimate the fair value of the reporting unit included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation including those over the determination of the reporting unit's fair value, such as controls related to management's selection of significant valuation and business assumptions.

- With the assistance of our fair value specialists, we evaluated the reasonableness of (1) the valuation methodology and (2) the discount rate, including testing the source information underlying the determination of the discount rate, testing the mathematical accuracy of the calculation, developing a range of independent estimates, performing sensitivity analysis and comparing those to the discount rate selected by management.

- We evaluated management's ability to accurately forecast future cash flows by comparing prior year forecasts to actual results in the respective years. We also compared current revenue and cash flow forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases (4) industry and peer financial performance and macroeconomic conditions. Further, we considered the Company's plans for future strategic events and searched for contradictory evidence.

- We evaluated management's determination of the fair value of the reporting unit using the market capitalization market approach.

- We evaluated the impact of changes in the impairment factors, including macroeconomic conditions, industry and market considerations, and Company-specific events from July 1, 2023, the annual impairment assessment date, to December 31, 2023 and evaluated any changes in the impairment factors.

Discontinued Operations - Accounting and Disclosure - Refer to Note 2 to the consolidated financial statements

Critical Audit Matter Description

On October 2, 2023, the Company completed the transaction to sell substantially all the assets primarily related to or primarily used in the Respiratory Health ("RH") business (the "Divestiture") for $110 million. The Company determined the sale of the RH Business should be reported as discontinued operations in accordance with Accounting Standards Codification ("ASC") 250-20 Discontinued Operations. As a result, management has classified the results of the RH Business, including the net sales, cost of products sold, research and development, selling and general expenses and other expense, net incurred directly to solely support the RH Business, as discontinued operations in the consolidated statement of income for all periods presented.

Our determination that performing procedures relating to expenses directly attributable to the RH business as part of discontinued operations is a critical audit matter is due to the significant audit effort and judgments involved in assessing management's determination and classification of the expenses incurred directly to solely support the RH business as discontinued operations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's consideration of discontinued operations accounting treatment included the following, among others:

- We tested the effectiveness of internal controls over management's determination of expenses incurred directly to solely support the RH business.

- We evaluated management's methodology to identify expenses incurred directly to solely support the RH Business and tested the completeness, accuracy, and classification of expenses between discontinued operations and continuing operations in the consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Atlanta, Georgia

February 21, 2024

We have served as the Company's auditor since 2013.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term "disclosure controls and procedures," as defined in Rule 13a-15 under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on our evaluation, our chief executive officer and chief financial officer believe that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. The scope of management's evaluation included all of our businesses except for the business acquired with Diros Technology, Inc., which was acquired in July 2023 and whose financial statements constitute 4% of consolidated assets, 1% of our consolidated net sales and 1% of our consolidated net loss as of and for the year ended December 31, 2023. For further information see "Business Acquisitions" in Note 6 to the consolidated financial statements in Item 8 of this report. Management's evaluation was based on the criteria related to internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued a report, included herein, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Avanos Medical, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Avanos Medical, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 21, 2024, expressed an unqualified opinion on those financial statements.

 As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Diros Technology, Inc. ("Diros") which was acquired on July 24, 2023 and whose financial statements constitute 4% of consolidated assets, 1% of consolidated net sales and 1% of consolidated net loss from continuing operations as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Diros.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Atlanta, Georgia
February 21, 2024

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following sections of our 2023 Proxy Statement for the Annual Meeting of Stockholders (the "2022 Proxy Statement") are incorporated in this Item 10 by reference:

- "The Nominees" under "Proposal 1. Election of Directors," which identifies our directors and nominees for our Board of Directors.

- "Other Information—Delinquent Section 16(a) Reports."

- "Corporate Governance—Other Corporate Governance Policies and Practices–Code of Conduct," which describes our Code of Conduct.

- "Other Information—Stockholder Nominations for Board of Directors," which describes the procedures by which stockholders may nominate candidates for election to our Board of Directors.

- "Corporate Governance—Board Committees–Audit Committee," which identifies members of the Audit Committee of our Board of Directors and an audit committee financial expert.

We believe we are in compliance with all applicable corporate governance requirements of the New York Stock Exchange, the Securities and Exchange Commission, the Sarbanes-Oxley Act of 2002 and the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that have become effective as of the date of this Annual Report on Form 10-K.

The names and ages of our executive officers as of February 21, 2024, together with certain biographical information, are as follows:

Name	Position
Joseph F. Woody	Chief Executive Officer
Michael C. Greiner	Senior Vice President, Chief Financial Officer and Chief Transformation Officer
Mojirade James	Senior Vice President, General Counsel and Secretary
Kerr W. Holbrook	Senior Vice President and Chief Commercial Officer
Sudhakar Varshney	Senior Vice President, Global Supply Chain and Procurement

Joseph F. Woody, age 58, was appointed as Chief Executive Officer on June 26, 2017. Mr. Woody has more than 20 years of experience in the healthcare sector. Prior to joining the Company, Mr. Woody served as Director, President and Chief Executive Officer of Acelity Holdings, Inc. ("Acelity"), a global advanced wound care and regenerative medicine company, from August 2015 until April 2017. Prior to that, Mr. Woody served as President and Chief Executive Officer for the combined organization of Kinetic Concepts, Inc. ("KCI"), LifeCell Corporation ("LifeCell"), and Systagenix Wound Management B.V., which became Acelity, from September 2013 until August 2015. Prior to that, Mr. Woody served in leadership roles at KCI and LifeCell from November 2011 until September 2013, having been promoted to President and Chief Executive Officer of KCI in January 2012 and interim Chief Executive Officer of LifeCell in April 2013. Previously, Mr. Woody served as global president of Vascular Therapies for Covidien plc, and global president for Smith & Nephew Advanced Wound Management, and he held other leadership positions at Alliance Imaging, Inc., Acuson and GE Medical Systems.

Michael C. Greiner, age 51, was appointed as Senior Vice President and Chief Financial Officer on January 1, 2020. In January 2023, Mr. Greiner assumed the additional role of Chief Transformation Officer. Mr. Greiner brings to Avanos more than 20 years of experience in corporate finance, accounting, treasury, and M&A strategy development and execution. From March 2016 through December 2019, he served as Executive Vice President and CFO for AngioDynamics, Inc., a publicly listed medical device company (NASDAQ: ANGO), where he played an integral role in transforming and optimizing its product portfolio through both internal development and M&A. Prior to that, Mr. Greiner was the CFO at Extreme Reach, Inc., a cloud-based enterprise platform for brand advertising, responsible for all finance and human resource operations. Earlier in his career, Mr. Greiner held several senior executive roles, including Senior Vice President corporate finance and Chief

Accounting Officer at Cimpress N.V. (formerly known as Vistaprint N.V.), global controller for GE's Water and Processing Technologies division, as well as leadership roles at Bausch & Lomb and Wyeth.

Mojirade James, age 57, was appointed as Senior Vice President, General Counsel and Secretary in July 2021. Ms. James has more than 25 years of diversified legal experience, including vast experience supporting the development and commercialization of innovative drugs, biologics and vaccines. From September 2018 to June 2021, Ms. James held senior management positions, including Executive Vice President, Chief Legal and Compliance Officer, of Tmunity Therapeutics, a biotherapeutics company. Prior to that, from February 2012 to September 2017, she held senior management positions, including Senior Vice President, General Counsel and Corporate Secretary, of Iroko Pharmaceuticals, a global specialty pharmaceutical company. Her experience also includes working as an attorney at Wyeth and Pfizer and at the law firm Shearman & Sterling.

Kerr W. Holbrook, age 57, was appointed as Senior Vice President and Chief Commercial Officer in January 2023. From May 2019 until January 2023, he served as the Company's Senior Vice President and General Manager, Chronic Care. Mr. Holbrook has more than 25 years of experience in the medical device, pharmaceutical and biotechnology industries. From March 2015 to November 2018, Mr. Holbrook served as Chief Commercial Officer for AlloSource, a biologics and regenerative medicine business focused on the spine, sports and orthopedics markets. Prior to AlloSource, Mr. Holbrook held executive positions, including Group Vice President, Strategy, Portfolio Management & Business Development, with Covidien, now part of Medtronic's minimally invasive therapies group. Mr. Holbrook started his career with Eli Lilly & Company and subsequently led marketing and business development functions for McKesson Corporation.

Sudhakar Varshney, age 47, was appointed as Senior Vice President, Global Supply Chain and Procurement in November 2022. Mr. Varshney has more than 20 years of experience in supply chain management, manufacturing, operational excellence and quality improvement. From November 2020 to November 2022, he served as Senior Vice President, Global Operations at Antylia Scientific, a diversified bioprocessing and life sciences company. From September 2016 to October 2020, Mr. Varshney served as Vice President, Global Operations of Hach Company, a manufacturer of analytical instruments and reagents used to test the quality of water and other liquids. Prior thereto, he held management positions with Haemonetics Corporation, Covidien LP and Ford Motor Company. Mr. Varshney has notified the Company that he will resign his position with the Company effective March 31, 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information in the sections of the 2023 Proxy Statement captioned "Compensation Discussion and Analysis," "Compensation Tables," "Director Compensation" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" is incorporated in this Item 11 by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the section of the 2024 Proxy Statement captioned "Other Information—Security Ownership Information" is incorporated in this Item 12 by reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2023.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (in thousands) (a)	Weighted average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands) (c)
Equity compensation plans approved by stockholders[1]	2,431[2]	$39.32	1,679

[1] Includes (i) the Halyard Health, Inc. Equity Participation Plan, effective November 1, 2014 (the "2014 Plan"), (ii) the Avanos Medical, Inc. 2021 Long Term Incentive Plan, effective April 29, 2021, as amended (together with the 2014 Plan, the "Employee Plans"), and (iii) the Halyard Health, Inc. Outside Directors' Compensation Plan, effective November 1, 2014 (the "Director Plan").

[2] Includes 1,225 restricted share units granted under the Employee Plans (including shares that may be issued pursuant to outstanding performance-based restricted share units, assuming the target award is met; actual shares issued may vary, depending on actual performance). Upon vesting, a share of Avanos common stock is issued for each restricted share unit. Column (a) also includes 170 restricted share units granted under the Director Plan. Under the Director Plan, upon retirement from, or any other termination of service from the Board, a share of Avanos common stock is issued for each restricted share unit. Column (b) does not take these awards into account because they do not have an exercise price.

Avanos Medical, Inc. Outside Directors' Compensation Plan

In 2014, our Board of Directors and our stockholders approved the Director Plan. A maximum of 400,000 shares of our common stock is available for grant under this plan. The Board may grant awards in the form of stock options, stock appreciation rights, restricted stock, restricted share units or any combination of cash, stock options, stock appreciation rights, restricted stock or restricted share units under this plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of the 2023 Proxy Statement captioned "Other Information—Transactions with Related Persons" and "Corporate Governance—Director Independence" is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in the sections of the 2023 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2. Ratification of Auditors" is incorporated in this Item 14 by reference.

Deloitte & Touche LLP issued its audit report on the consolidated financial statements from Atlanta, Georgia. Deloitte & Touche LLP's PCAOB ID number is 34.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) **Documents filed as part of this report.**

1.   Financial statements.

The financial statements are set forth under Item 8 of this Form 10-K.

2.   Financial statement schedules.

The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

- • Report of Independent Registered Public Accounting Firm

All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

3.   Exhibits

Exhibit Number	Description
2.1	Distribution Agreement, dated October 31, 2014, by and between Halyard Health, Inc. and Kimberly-Clark Corporation, incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed on November 4, 2014
2.2	Merger Agreement, dated December 13, 2021, by and among Avanos Medical, Inc., Avent, Inc., Orthogen Merger Sub, Inc. and OrthogenRx, Inc., incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed on January 21, 2022
2.3	Purchase Agreement dated as of June 7, 2023 by and among Avanos Medical, Inc., the other Sellers party thereto and SunMed Group Holdings, LLC, incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q filed on August 9, 2023
2.4	First Amendment to Purchase Agreement dated as of October 2, 023 by and between Avanos Medical, Inc. and SunMed Group Holdings, LLC, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 2, 2023
3.1	Second Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on May 6, 2020
3.2	Sixth Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed on May 6, 2020
4.1	First Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2021, by and among Avanos Medical, Inc. and Citibank N.A., as administrative agent, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on January 21, 2022
4.2	Incremental Agreement, dated December 22, 2021, by and among Avanos Medical, Inc., the guarantors party thereto, the lenders party thereto, Citibank N.A., as administrative agent, and J.P. Morgan Chase Bank N.A. and MUFG Bank, LTD, as joint lead arrangers, incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on January 21, 2022
4.3	Description of Avanos Medical, Inc. Securities, incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K filed on February 19, 2021
4.4	Credit Agreement dated June 24, 2022 by and among Avanos Medical, Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. ("JPM") as administrative agent, MUFG Bank, Ltd. ("MFUG"), PNC Bank, National Association ("PNC") and U.S. Bank National Association ("U.S. Bank") as co-syndication agents, and JPM, MUFG, PNC and U.S. Bank as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.3 of our Quarterly Report on Form 10-Q filed on August 9, 2022
10.1	Deferred Prosecution Agreement dated July 6, 2021, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 9, 2021
*10.2	Employment Offer Letter dated June 20, 2017 for Joseph Woody, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 23, 2017
*10.3	Employment Offer Letter dated March 22, 2018 for Arjun Sarker, incorporated by reference to Exhibit 10.1(a) to our Quarterly Report on Form 10-Q filed on May 2, 2018

Exhibit Number	Description
*10.4	Employment Offer Letter dated December 12, 2019 for Michael Greiner, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 30, 2019
*10.5	Employment Offer Letter dated July 21, 2010 for William Haydon, incorporated by reference to Exhibit 10.1(a) to our Quarterly Report on Form 10-Q filed on November 3, 2020
*10.6	Employment Offer Letter dated May 21, 2021 for Mojirade James, incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 3. 2021
*10.7	Halyard Health, Inc. Equity Participation Plan, effective as of November 1, 2014, incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on November 4, 2014
*10.8	Form of Award Agreement related to Halyard Health, Inc. Equity Participation Plan, incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on November 4, 2014
*10.9	Form of Award Agreements, as amended, related to Halyard Health, Inc. Equity Participation Plan, incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K filed on February 19, 2021
*10.10	Halyard Health, Inc. Outside Directors' Compensation Plan, effective as of November 1, 2014, incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on November 4, 2014
*10.11	Form of Terms and Conditions of Awards under the Halyard Health, Inc. Outside Directors' Compensation Plan, incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on November 4, 2014
*10.12	Avanos Medical, Inc. Amended and Restated Executive Severance Plan, incorporated by reference to Exhibit 10.23 to our Quarterly Report on Form 10-Q filed on May 3, 2023
*10.13	Halyard Health, Inc. Amended and Restated Severance Pay Plan, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 31, 2017
*10.14	Avanos Medical, Inc. Employee Stock Purchase Plan, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on August 7, 2019
*10.15	Avanos Medical, Inc. 2021 Long Term Incentive Plan, as amended, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on July 13, 2023
*10.16	Form of Award Agreements related to the Avanos Medical, Inc. 2021 Long Term Incentive Plan, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on August 3, 2021
*10.18	Retention Incentive Agreement dated May 20, 2022 by and between Avanos Medical, Inc. and David E. Ball, incorporated by reference to Exhibit 10.18 of our Quarterly Report on Form 10-Q filed on August 9, 2022
*10.19	Employment Offer Letter dated October 6, 2022 for Sudhakar Varshney, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed on February 21, 2023
*10.20	Amendment to Employment Offer Letter dated November 15, 2022 for Mojirade James, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed on February 21, 2023
*10.21	Amendment to Employment Offer Letter dated November 10, 2022 for Arjun Sarker, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed on February 21, 2023
*10.22	Severance and Separation Agreement dated January 10, 2023 by and between Avanos Medical, Inc. and William D. Haydon, incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q filed on May 3, 2023
19.1	Avanos Medical, Inc. Amended and Restated Policy on Insider Trading and Tipping, filed herewith
21	Subsidiaries of the Corporation, filed herewith.
23	Consent of Independent Registered Public Accounting Firm, filed herewith.
24	Powers of Attorney, filed herewith.
31(a)	Section 302 CEO Certification, filed herewith.
31(b)	Section 302 CFO Certification, filed herewith.
32(a)	Section 906 CEO Certification, furnished herewith.

Exhibit Number	Description
32(b)	Section 906 CFO Certification, furnished herewith.
*97.1	Avanos Medical, Inc. Incentive Compensation Clawback Policy, filed herewith.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Management contracts, compensatory plans or arrangements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVANOS MEDICAL, INC.

February 21, 2024 — By: /s/ Michael C. Greiner

Michael C. Greiner
Senior Vice President,
Chief Financial Officer and Chief Transformation Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Joseph F. Woody	Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2024
Joseph F. Woody		
/s/ Michael C. Greiner	Senior Vice President, Chief Financial Officer and Chief Transformation Officer (Principal Financial Officer)	February 21, 2024
Michael C. Greiner		
/s/ John J. Hurley	Controller (Principal Accounting Officer)	February 21, 2024
John J. Hurley		

Directors

Gary D. Blackford
John P. Byrnes
Lisa Egbuonu-Davis
Patrick J. O'Leary
Dr. Julie Shimer

By: /s/ John J. Hurley — February 21, 2024

John J. Hurley
Attorney-in-Fact

72

Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004
www.avanos.com

AVANOS


April 25, 2024 9:00 a.m. Eastern Time


Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004